Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 1

FINANCIAL RESULTS

Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The management of The Toronto-Dominion Bank and its subsidiaries (the “Bank”) is responsible for the integrity, consistency, objectivity, and reliability of the Consolidated Financial Statements of the Bank and related financial information as presented. International Financial Reporting Standards as issued by the International Accounting Standards Board, as well as the requirements of the Bank Act (Canada), and related regulations have been applied and management has exercised its judgment and made best estimates where appropriate.

The Bank’s accounting system and related internal controls are designed, and supporting procedures maintained, to provide reasonable assurance that financial records are complete and accurate, and that assets are safeguarded against loss from unauthorized use or disposition. These supporting procedures include the careful selection and training of qualified staff, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines of business conduct throughout the Bank.

Management has assessed the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2020, using the framework found in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 Framework. Based upon this assessment, management has concluded that as at October 31, 2020, the Bank’s internal control over financial reporting is effective.

The Bank’s Board of Directors, acting through the Audit Committee which is composed entirely of independent directors, oversees management’s responsibilities for financial reporting. The Audit Committee reviews the Consolidated Financial Statements and recommends them to the Board for approval. Other responsibilities of the Audit Committee include monitoring the Bank’s system of internal control over the financial reporting process and making recommendations to the Board and shareholders regarding the appointment of the external auditor.

The Bank’s Chief Auditor, who has full and free access to the Audit Committee, conducts an extensive program of audits. This program supports the system of internal control and is carried out by a professional staff of auditors.

The Office of the Superintendent of Financial Institutions Canada, makes such examination and enquiry into the affairs of the Bank as deemed necessary to ensure that the provisions of the Bank Act, having reference to the safety of the depositors, are being duly observed and that the Bank is in sound financial condition.

Ernst & Young LLP, the independent auditors appointed by the shareholders of the Bank, have audited the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2020, in addition to auditing the Bank’s Consolidated Financial Statements as of the same date. Their reports, which expressed an unqualified opinion, can be found on the following pages of the Consolidated Financial Statements. Ernst & Young LLP have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising therefrom, such as, comments they may have on the fairness of financial reporting and the adequacy of internal controls.

Bharat B. Masrani	Riaz Ahmed
Group President and	Group Head and
Chief Executive Officer	Chief Financial Officer

Toronto, Canada

December 2, 2020

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TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of The Toronto-Dominion Bank

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Balance Sheet of The Toronto-Dominion Bank (TD) as of October 31, 2020 and 2019, the related Consolidated Statement of Income, Comprehensive Income, Changes in Equity, and Cash Flows for each of the years in the three-year period ended October 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of TD as at October 31, 2020 and 2019, and the results of its operations and its consolidated cash flows for each of the years in the three-year period ended October 31, 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Report on Internal Control over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), TD’s internal control over financial reporting as of October 31, 2020, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated December 2, 2020, expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of TD’s management. Our responsibility is to express an opinion on TD’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to TD in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements, and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for credit losses
Description of the Matter

TD describes its significant accounting judgments, estimates, and assumptions in relation to the allowance for credit losses in Note 3 of the consolidated financial statements. As disclosed in Note 7 and Note 8 to the consolidated financial statements, TD recognized $9,384 million in allowances for credit losses on its consolidated balance sheet using an expected credit loss model (ECL). The ECL is an unbiased and probability-weighted estimate of credit losses expected to occur in the future, which is based on the probability of default (PD), loss given default (LGD) and exposure at default (EAD) or the expected cash shortfall relating to the underlying financial asset. The ECL is determined by evaluating a range of possible outcomes incorporating the time value of money and reasonable and supportable information about past events, current conditions, and future economic forecasts. ECL allowances are measured at amounts equal to either (i) 12-month ECL; or (ii) lifetime ECL for those financial instruments that have experienced a significant increase in credit risk (SICR) since initial recognition or when there is objective evidence of impairment.

Auditing the allowance for credit losses was complex and required the application of significant judgment and involvement of specialists because of the sophistication of the models, the forward-looking nature of the key assumptions, and the inherent interrelationship of the critical variables used in measuring the ECL. Key areas of judgment include evaluating: (i) the models and methodologies used for measuring both the 12-month and lifetime expected credit losses; (ii) the assumptions used in the ECL scenarios including forward-looking information (FLI) and assigning probability weighting; (iii) the determination of SICR; and (iv) the assessment of the qualitative component applied to the modelled ECL based on management’s expert credit judgment. Management has applied a significant level of judgment in the areas noted above in determining the impact of COVID-19 on the allowance for credit losses. Specifically, management has applied judgement in assessing the impact of COVID-19 on borrower credit scores, industry and geographic specific COVID-19 impacts, payment support initiatives introduced by TD and governments, and the persistence of the economic shutdown.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 7

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the allowance for credit losses. The controls we tested included, amongst others, the development and validation of models and selection of appropriate inputs including economic forecasting and determination of non-retail borrower risk ratings, the integrity of the data used including the associated controls over relevant information technology (IT) systems, and the governance and oversight over the modelled results and the use of expert credit judgment.

To test the allowance for credit losses, our audit procedures included, amongst others, involving our credit risk specialists to assess whether the methodology and assumptions, including management’s SICR triggers, used in significant models that estimate the ECL across various portfolios are consistent with the requirements of IFRS and industry standards. With the assistance of our economic specialists, we evaluated the process used by management to develop FLI and determine the ECL scenario probability weights. For a sample of FLI variables, we compared management’s FLI to independently derived forecasts and publicly available information. On a sample basis, we recalculated the ECL to test the mathematical accuracy of management’s models. We tested the completeness and accuracy of data used in measuring the ECL and evaluated management’s non-retail borrower risk ratings against TD’s risk rating policy. With the assistance of our credit risk specialists, we also evaluated management’s methodology and governance over the application of expert credit judgment by evaluating that the amounts recorded were reflective of underlying credit quality and macroeconomic trends, including the impact of COVID-19. We also assessed the adequacy of disclosures related to the allowance for credit losses.

Fair value measurement of derivatives
Description of the Matter

TD describes its significant accounting judgments, estimates, and assumptions in relation to the fair value measurement of derivatives in Note 3 of the consolidated financial statements. As disclosed in Note 5 of the consolidated financial statements, TD has derivative assets of $54,242 million and derivative liabilities of $53,203 million recorded at fair value. Of these derivatives, certain trades are complex and illiquid and require valuation techniques that may include complex models and non-observable inputs, requiring management’s estimation and judgment.

Auditing the valuation of certain derivatives required the application of significant auditor judgment and involvement of valuation specialists in assessing the complex models and non-observable inputs used, including any significant valuation adjustments applied. Certain valuation inputs used to determine fair value that may be non-observable include volatilities, correlations, and credit spreads. The valuation of certain derivatives is sensitive to these inputs as they are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls, including those related to technology, over the valuation of TD’s derivative portfolio. The controls we tested included, amongst others, the controls over the suitability and mechanical accuracy of models used in the valuation of derivatives, controls over management’s independent assessment of fair values, including the integrity of data used in the valuation such as the significant inputs noted above, controls over relevant IT systems, and the review of significant valuation adjustments applied.

To test the valuation of these derivatives, our audit procedures included, amongst others, an evaluation of the methodologies and significant inputs used by TD. With the assistance of our valuation specialists, we performed an independent valuation for a sample of derivatives to assess the modelling assumptions and significant inputs used to estimate the fair value, which involved independently obtaining significant inputs from external sources. For a sample of valuation adjustments, we utilized the assistance of our valuation specialists to evaluate the methodology applied against industry practice and performed a recalculation of these adjustments. We also assessed the adequacy of the disclosures related to the fair value measurement of derivatives.

Valuation of provision for unpaid claims
Description of the Matter

TD describes its significant accounting judgments, estimates, and assumptions in relation to the valuation of provisions for unpaid claims in Note 3 of the consolidated financial statements. As disclosed in Note 22 to the consolidated financial statements, TD has recognized $7,590 million in insurance-related liabilities on its consolidated balance sheet. The insurance-related liabilities include a provision for unpaid claims, which is determined in accordance with accepted actuarial practices.

Auditing the provision for unpaid claims involves the application of models, methodologies and assumptions that require significant judgment. The main assumption underlying the claims liability estimates is the amount and timing related to incurred insured events including those not yet reported by the claimants. It also considers variables such as discount rate, margin for adverse deviation, past loss experience, current claim trends and the impact changes in the prevailing social, economic and legal environment may have on claims.

How We Addressed the Matter in Our Audit

We evaluated the objectivity, independence and expertise of the actuarial valuator appointed by management. Also, we obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the valuation of the provision for unpaid claims. The controls we tested included, amongst others, the controls related to TD’s claims and actuarial processes including over the completeness and accuracy of data flow through the claims administration systems, and the overall review of the provision for unpaid claims by management.

To test the valuation for unpaid claims, our audit procedures included, amongst others, involving our actuarial specialists to independently calculate significant components of the provision for unpaid claims. This included assessing the accuracy of TD’s data by agreeing to source systems on a sample basis and benchmarking the assumptions against industry trends. We involved our actuarial specialists in assessing TD’s actuary’s methodologies and significant assumptions, including the rationale for the judgments applied against accepted actuarial practice. We performed data integrity testing of incurred claims, paid claims, and earned premiums used in the estimation of the provision for unpaid claims. We also assessed the adequacy of the disclosures related to the claims liabilities.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 8

Measurement of provision for uncertain tax positions
Description of the Matter

TD describes its significant accounting judgments, estimates, and assumptions in relation to income taxes in Note 3 of the consolidated financial statements. As a financial institution operating in multiple jurisdictions, TD is subject to complex and constantly evolving tax legislation. Uncertainty in a tax position may arise as tax laws are subject to interpretation. TD uses significant judgment in i) determining whether it is probable that TD will have to make a payment to tax authorities upon their examination of certain uncertain tax positions and ii) measuring the amount of the liability, where probable.

Auditing the recognition and measurement of TD’s provision for uncertain tax positions involves the application of judgment and is based on interpretation of tax legislation and jurisprudence.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the recognition and measurement of TD’s provision for uncertain tax positions. This includes controls over the assessment of the technical merits of tax positions and management’s process to measure the provision for uncertain tax positions.

With the assistance of our tax professionals our audit procedures included, amongst others, assessing the technical merits and the amount recorded for uncertain tax positions. This included using our knowledge of, and experience with, the application of tax laws by the relevant income tax authorities to evaluate TD’s interpretations and assessment of tax laws with respect to uncertain tax positions. We assessed the implications of correspondence received by TD from the relevant tax authorities and evaluated income tax opinions or other third-party advice obtained. We also assessed the adequacy of the disclosures related to uncertain tax positions.

We have served as TD's sole auditor since 2006. Prior to 2006, we or our predecessor firm have served as joint auditor with various other firms since 1955.

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

December 2, 2020

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of The Toronto-Dominion Bank

Opinion on Internal Control over Financial Reporting

We have audited The Toronto-Dominion Bank’s (TD) internal control over financial reporting as of October 31, 2020, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, TD maintained, in all material respects, effective internal control over financial reporting as of October 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Consolidated Balance Sheet of TD as at October 31, 2020 and 2019, and the Consolidated Statements of Income, Comprehensive Income, Changes in Equity and Cash Flows for each of the years in the three-year period ended October 31, 2020, and the related notes, and our report dated December 2, 2020, expressed an unqualified opinion thereon.

Basis for Opinion

TD’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting contained in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on TD’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to TD in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

December 2, 2020

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 10

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

(As at and in millions of Canadian dollars)	October 31, 2020	October 31, 2019
ASSETS
Cash and due from banks	$6,445	$4,863
Interest-bearing deposits with banks	164,149	25,583
	170,594	30,446
Trading loans, securities, and other (Notes 5, 7)	148,318	146,000
Non-trading financial assets at fair value through profit or loss (Notes 5, 7)	8,548	6,503
Derivatives (Notes 5, 11)	54,242	48,894
Financial assets designated at fair value through profit or loss (Notes 5, 7)	4,739	4,040
Financial assets at fair value through other comprehensive income (Notes 5, 7, 8)	103,285	111,104
	319,132	316,541
Debt securities at amortized cost, net of allowance for credit losses (Notes 5, 7)	227,679	130,497
Securities purchased under reverse repurchase agreements (Note 5)	169,162	165,935
Loans (Notes 5, 8)
Residential mortgages	252,219	235,640
Consumer instalment and other personal	185,460	180,334
Credit card	32,334	36,564
Business and government	255,799	236,517
	725,812	689,055
Allowance for loan losses (Note 8)	(8,289)	(4,447)
Loans, net of allowance for loan losses	717,523	684,608
Other
Customers’ liability under acceptances	14,941	13,494
Investment in Schwab and TD Ameritrade (Note 12)	12,174	9,316
Goodwill (Note 14)	17,148	16,976
Other intangibles (Note 14)	2,125	2,503
Land, buildings, equipment, and other depreciable assets (Note 15)	10,136	5,513
Deferred tax assets (Note 25)	2,444	1,799
Amounts receivable from brokers, dealers, and clients	33,951	20,575
Other assets (Note 16)	18,856	17,087
	111,775	87,263
Total assets	$1,715,865	$1,415,290

LIABILITIES
Trading deposits (Notes 5, 17)	$19,177	$26,885
Derivatives (Notes 5, 11)	53,203	50,051
Securitization liabilities at fair value (Notes 5, 9)	13,718	13,058
Financial liabilities designated at fair value through profit or loss (Notes 5, 17)	59,665	105,131
	145,763	195,125
Deposits (Notes 5, 17)
Personal	625,200	503,430
Banks	28,969	16,751
Business and government	481,164	366,796
	1,135,333	886,977
Other
Acceptances	14,941	13,494
Obligations related to securities sold short (Note 5)	34,999	29,656
Obligations related to securities sold under repurchase agreements (Note 5)	188,876	125,856
Securitization liabilities at amortized cost (Notes 5, 9)	15,768	14,086
Amounts payable to brokers, dealers, and clients	35,143	23,746
Insurance-related liabilities (Note 22)	7,590	6,920
Other liabilities (Note 18)	30,476	21,004
	327,793	234,762
Subordinated notes and debentures (Notes 5, 19)	11,477	10,725
Total liabilities	1,620,366	1,327,589

EQUITY
Shareholders’ Equity
Common shares (Note 21)	22,487	21,713
Preferred shares (Note 21)	5,650	5,800
Treasury shares – common (Note 21)	(37)	(41)
Treasury shares – preferred (Note 21)	(4)	(6)
Contributed surplus	121	157
Retained earnings	53,845	49,497
Accumulated other comprehensive income (loss)	13,437	10,581
Total equity	95,499	87,701
Total liabilities and equity	$1,715,865	$1,415,290

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bharat B. Masrani	Alan N. MacGibbon
Group President and Chief Executive Officer	Chair, Audit Committee

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 11

CONSOLIDATED STATEMENT OF INCOME

(millions of Canadian dollars, except as noted)	For the years ended October 31
	2020	2019	2018
Interest income[1]
Loans	$28,151	$31,925	$27,790
Securities
Interest	5,432	7,843	6,685
Dividends	1,714	1,548	1,234
Deposits with banks	350	683	713
	35,647	41,999	36,422
Interest expense (Note 30)
Deposits	7,163	13,675	10,489
Securitization liabilities	363	524	586
Subordinated notes and debentures	426	395	337
Other (Note 4)	2,084	3,474	2,771
	10,036	18,068	14,183
Net interest income	25,611	23,931	22,239
Non-interest income
Investment and securities services	5,341	4,872	4,714
Credit fees	1,400	1,289	1,210
Net securities gain (loss) (Note 7)	40	78	111
Trading income (loss)	1,404	1,047	1,052
Income (loss) from non-trading financial instruments at fair value through profit or loss	14	121	48
Income (loss) from financial instruments designated at fair value through profit or loss	55	8	(170)
Service charges	2,593	2,885	2,716
Card services	2,154	2,465	2,376
Insurance revenue (Note 22)	4,565	4,282	4,045
Other income (loss) (Note 12)	469	87	551
	18,035	17,134	16,653
Total revenue	43,646	41,065	38,892
Provision for credit losses (Note 8)	7,242	3,029	2,480
Insurance claims and related expenses (Note 22)	2,886	2,787	2,444
Non-interest expenses
Salaries and employee benefits (Note 24)	11,891	11,244	10,377
Occupancy, including depreciation	1,990	1,835	1,765
Equipment, including depreciation	1,287	1,165	1,073
Amortization of other intangibles	817	800	815
Marketing and business development	740	769	803
Restructuring charges (recovery)	(16)	175	73
Brokerage-related and sub-advisory fees	362	336	359
Professional and advisory services	1,144	1,322	1,194
Other	3,389	4,374	3,736
	21,604	22,020	20,195
Income before income taxes and equity in net income of an investment in TD Ameritrade	11,914	13,229	13,773
Provision for (recovery of) income taxes (Note 25)	1,152	2,735	3,182
Equity in net income of an investment in TD Ameritrade (Note 12)	1,133	1,192	743
Net income	11,895	11,686	11,334
Preferred dividends	267	252	214
Net income available to common shareholders and non-controlling interests in subsidiaries	$11,628	$11,434	$11,120
Attributable to:
Common shareholders	$11,628	$11,416	$11,048
Non-controlling interests in subsidiaries	–	18	72
Earnings per share (Canadian dollars) (Note 26)
Basic	$6.43	$6.26	$6.02
Diluted	6.43	6.25	6.01
Dividends per common share (Canadian dollars)	3.11	2.89	2.61

[1]  Includes $32,524 million, for the year ended October 31, 2020 (October 31, 2019 – $34,828 million; October 31, 2018 – $30,639 million), which has been calculated based on the effective interest rate method (EIRM). Refer to Note 30.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 12

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME1

(millions of Canadian dollars)	For the years ended October 31
	2020	2019	2018
Net income	$11,895	$11,686	$11,334
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Net change in unrealized gains (losses) on financial assets at fair value through other comprehensive income
Change in unrealized gains (losses) on debt securities at fair value through other comprehensive income	312	110	(261)
Reclassification to earnings of net losses (gains) in respect of debt securities at fair value through other comprehensive income	(94)	(31)	(22)
Reclassification to earnings of changes in allowance for credit losses on debt securities at fair value through other comprehensive income	2	(1)	(1)
	220	78	(284)
Net change in unrealized foreign currency translation gains (losses) on Investments in foreign operations, net of hedging activities
Unrealized gains (losses) on investments in foreign operations	855	(165)	1,323
Reclassification to earnings of net losses (gains) on investment in foreign operations (Note 12)	(1,531)	–	–
Net gains (losses) on hedges of investments in foreign operations	(291)	132	(288)
Reclassification to earnings of net losses (gains) on hedges of investments in foreign operations (Note 12)	1,531	–	–
	564	(33)	1,035
Net change in gains (losses) on derivatives designated as cash flow hedges
Change in gains (losses) on derivatives designated as cash flow hedges	3,565	3,459	(1,624)
Reclassification to earnings of losses (gains) on cash flow hedges	(1,230)	519	(455)
	2,335	3,978	(2,079)
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans	(390)	(921)	622
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income	(212)	(95)	38
Gains (losses) from changes in fair value due to credit risk on financial liabilities designated at fair value through profit or loss	(51)	14	–
	(653)	(1,002)	660
Total other comprehensive income (loss), net of income taxes	2,466	3,021	(668)
Total comprehensive income (loss), net of income taxes	$14,361	$14,707	$10,666
Attributable to:
Common shareholders	$14,094	$14,437	$10,380
Preferred shareholders	267	252	214
Non-controlling interests in subsidiaries	–	18	72
[1]	The amounts are net of income tax provisions (recoveries) presented in the following table.

Income Tax Provisions (Recoveries) in the Consolidated Statement of Comprehensive Income
(millions of Canadian dollars)	For the years ended October 31
	2020	2019	2018
Change in unrealized gains (losses) on debt securities at fair value through other comprehensive income	$78	$21	$(139)
Less: Reclassification to earnings of net losses (gains) in respect of debt securities at fair value through other comprehensive income	1	(1)	13
Reclassification to earnings of changes in allowance for credit losses on debt securities at fair value through other comprehensive income	1	–	–
Unrealized gains (losses) on investments in foreign operations	–	–	–
Less: Reclassification to earnings of net losses (gains) on investment in foreign operations (Note 12)	–	–	–
Net gains (losses) on hedges of investments in foreign operations	(102)	48	(104)
Less: Reclassification to earnings of net losses (gains) on hedges of investments in foreign operations (Note 12)	(545)	–	–
Change in gains (losses) on derivatives designated as cash flow hedges	947	1,235	(473)
Less: Reclassification to earnings of losses (gains) on cash flow hedges	121	(157)	283
Actuarial gains (losses) on employee benefit plans	(140)	(324)	243
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income	(78)	(35)	20
Gains (losses) from changes in fair value due to credit risk on financial liabilities designated at fair value through profit or loss	(18)	4	–
Total income taxes	$1,111	$1,107	$(749)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 13

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(millions of Canadian dollars)	For the years ended October 31
	2020	2019	2018
Common shares (Note 21)
Balance at beginning of year	$21,713	$21,221	$20,931
Proceeds from shares issued on exercise of stock options	79	124	152
Shares issued as a result of dividend reinvestment plan	838	357	366
Shares issued in connection with acquisitions (Notes 13)	–	366	–
Purchase of shares for cancellation and other	(143)	(355)	(228)
Balance at end of year	22,487	21,713	21,221
Preferred shares (Note 21)
Balance at beginning of year	5,800	5,000	4,750
Issue of shares	–	800	750
Redemption of shares	(150)	–	(500)
Balance at end of year	5,650	5,800	5,000
Treasury shares – common (Note 21)
Balance at beginning of year	(41)	(144)	(176)
Purchase of shares	(8,752)	(9,782)	(8,295)
Sale of shares	8,756	9,885	8,327
Balance at end of year	(37)	(41)	(144)
Treasury shares – preferred (Note 21)
Balance at beginning of year	(6)	(7)	(7)
Purchase of shares	(122)	(151)	(129)
Sale of shares	124	152	129
Balance at end of year	(4)	(6)	(7)
Contributed surplus
Balance at beginning of year	157	193	214
Net premium (discount) on sale of treasury shares	(31)	(22)	(2)
Issuance of stock options, net of options exercised (Note 23)	–	(8)	(12)
Other	(5)	(6)	(7)
Balance at end of year	121	157	193
Retained earnings
Balance at beginning of year	49,497	46,145	40,489
Impact on adoption of IFRS 16, Leases (IFRS 16) (Note 4)	(553)	n/a [1]	n/a
Impact on adoption of IFRS 15, Revenue from Contracts with Customers (IFRS 15)	n/a	(41)	n/a
Impact on adoption of IFRS 9, Financial Instruments (IFRS 9)	n/a	n/a	53
Net income attributable to shareholders	11,895	11,668	11,262
Common dividends	(5,614)	(5,262)	(4,786)
Preferred dividends	(267)	(252)	(214)
Share issue expenses and other	–	(9)	(10)
Net premium on repurchase of common shares, redemption of preferred shares, and other	(710)	(1,880)	(1,273)
Actuarial gains (losses) on employee benefit plans	(390)	(921)	622
Realized gains (losses) on equity securities designated at fair value through other comprehensive income	(13)	49	2
Balance at end of year	53,845	49,497	46,145
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on debt securities at fair value through other comprehensive income:
Balance at beginning of year	323	245	510
Impact on adoption of IFRS 9	n/a	n/a	19
Other comprehensive income (loss)	218	79	(283)
Allowance for credit losses	2	(1)	(1)
Balance at end of year	543	323	245
Net unrealized gain (loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of year	(40)	55	113
Impact on adoption of IFRS 9	n/a	n/a	(96)
Other comprehensive income (loss)	(225)	(46)	40
Reclassification of loss (gain) to retained earnings	13	(49)	(2)
Balance at end of year	(252)	(40)	55
Gain (losses) from changes in fair value due to credit risk on financial liabilities designated at fair value through profit or loss:
Balance at beginning of year	14	–	–
Other comprehensive income (loss)	(51)	14	–
Balance at end of year	(37)	14	–
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of year	8,793	8,826	7,791
Other comprehensive income (loss)	564	(33)	1,035
Balance at end of year	9,357	8,793	8,826
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of year	1,491	(2,487)	(408)
Other comprehensive income (loss)	2,335	3,978	(2,079)
Balance at end of year	3,826	1,491	(2,487)
Total accumulated other comprehensive income	13,437	10,581	6,639
Total shareholders’ equity	95,499	87,701	79,047
Non-controlling interests in subsidiaries
Balance at beginning of year	–	993	983
Net income attributable to non-controlling interests in subsidiaries	–	18	72
Redemption of non-controlling interests in subsidiaries	–	(1,000)	–
Other	–	(11)	(62)
Balance at end of year	–	–	993
Total equity	$95,499	$87,701	$80,040

[1] Not applicable.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 14

CONSOLIDATED STATEMENT OF CASH FLOWS

(millions of Canadian dollars)	For the years ended October 31
	2020	2019	2018
Cash flows from (used in) operating activities
Net income before income taxes, including equity in net income of an investment in TD Ameritrade	$13,047	$14,421	$14,516
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 8)	7,242	3,029	2,480
Depreciation (Note 15)	1,324	605	576
Amortization of other intangibles	817	800	815
Net securities losses (gains) (Note 7)	(40)	(78)	(111)
Equity in net income of an investment in TD Ameritrade (Note 12)	(1,133)	(1,192)	(743)
Net gain on sale of the investment in TD Ameritrade (Note 12)	(1,491)	–	–
Deferred taxes (Note 25)	(1,065)	(33)	385
Changes in operating assets and liabilities
Interest receivable and payable (Notes 16, 18)	(108)	(26)	(104)
Securities sold under repurchase agreements	63,020	32,467	4,798
Securities purchased under reverse repurchase agreements	(3,227)	(38,556)	7,050
Securities sold short	5,343	(9,822)	3,996
Trading loans and securities	(2,318)	(18,103)	(24,065)
Loans net of securitization and sales	(39,641)	(41,693)	(45,620)
Deposits	240,648	(52,281)	53,379
Derivatives	(2,196)	9,883	(3,745)
Non-trading financial assets at fair value through profit or loss	(2,045)	(2,397)	5,257
Financial assets and liabilities designated at fair value through profit or loss	(46,165)	104,693	(460)
Securitization liabilities	2,342	(157)	(1,532)
Current taxes	280	(771)	(780)
Brokers, dealers, and clients amounts receivable and payable	(1,979)	1,726	(1,435)
Other	(869)	(2,244)	(8,964)
Net cash from (used in) operating activities	231,786	271	5,693
Cash flows from (used in) financing activities
Issuance of subordinated notes and debentures (Note 19)	3,000	1,749	1,750
Redemption or repurchase of subordinated notes and debentures (Note 19)	(2,530)	24	(2,468)
Common shares issued (Note 21)	68	105	128
Preferred shares issued (Note 21)	–	791	740
Repurchase of common shares (Note 21)	(847)	(2,235)	(1,501)
Redemption of preferred shares (Note 21)	(156)	–	(500)
Redemption of non-controlling interests in subsidiaries (Note 21)	–	(1,000)	–
Sale of treasury shares (Note 21)	8,849	10,015	8,454
Purchase of treasury shares (Note 21)	(8,874)	(9,933)	(8,424)
Dividends paid	(5,043)	(5,157)	(4,634)
Distributions to non-controlling interests in subsidiaries	–	(11)	(72)
Repayment of lease liabilities[1]	(596)	n/a	n/a
Net cash from (used in) financing activities	(6,129)	(5,652)	(6,527)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(138,566)	5,137	20,465
Activities in financial assets at fair value through other comprehensive income (Note 7)
Purchases	(50,569)	(24,898)	(20,269)
Proceeds from maturities	49,684	37,835	30,101
Proceeds from sales	11,005	10,158	2,731
Activities in debt securities at amortized cost (Note 7)
Purchases	(146,703)	(51,202)	(51,663)
Proceeds from maturities	51,400	28,392	20,101
Proceeds from sales	1,391	1,418	670
Net purchases of land, buildings, equipment, and other depreciable assets	(1,757)	(794)	(587)
Net cash acquired from (paid for) divestitures and acquisitions (Note 13)	–	(540)	–
Net cash from (used in) investing activities	(224,115)	5,506	1,549
Effect of exchange rate changes on cash and due from banks	40	3	49
Net increase (decrease) in cash and due from banks	1,582	128	764
Cash and due from banks at beginning of year	4,863	4,735	3,971
Cash and due from banks at end of year	$6,445	$4,863	$4,735
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the year	$2,285	$3,589	$3,535
Amount of interest paid during the year	10,287	17,958	13,888
Amount of interest received during the year	34,076	40,315	34,789
Amount of dividends received during the year	1,675	1,584	1,202

[1]	Prior to the adoption of IFRS 16, payments on finance lease liabilities were included in “Net cash from (used in) operating activities”.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 15

Notes to Consolidated Financial Statements

NOTE 1:  NATURE OF OPERATIONS

CORPORATE INFORMATION

The Toronto-Dominion Bank is a bank chartered under the Bank Act. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in three business segments operating in a number of locations in key financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking.

BASIS OF PREPARATION

The accompanying Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). The Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.

These Consolidated Financial Statements were prepared using the accounting policies as described in Notes 2 and 4. Certain comparative amounts have been revised to conform with the presentation adopted in the current period.

The preparation of the Consolidated Financial Statements requires that management make estimates, assumptions, and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The accompanying Consolidated Financial Statements of the Bank were approved and authorized for issue by the Bank’s Board of Directors, in accordance with a recommendation of the Audit Committee, on December 2, 2020.

Certain disclosures are included in the shaded sections of the “Managing Risk” section of the accompanying 2020 Management’s Discussion and Analysis (MD&A), as permitted by IFRS, and form an integral part of the Consolidated Financial Statements.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The Consolidated Financial Statements include the assets, liabilities, results of operations, and cash flows of the Bank and its subsidiaries including certain structured entities which it controls.

The Bank’s Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.

Subsidiaries

Subsidiaries are corporations or other legal entities controlled by the Bank, generally through directly holding more than half of the voting power of the entity. Control of subsidiaries is determined based on the power exercisable through ownership of voting rights and is generally aligned with the risks and/or returns (collectively referred to as “variable returns”) absorbed from subsidiaries through those voting rights. As a result, the Bank controls and consolidates subsidiaries when it holds the majority of the voting rights of the subsidiary, unless there is evidence that another investor has control over the subsidiary. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank controls an entity. Subsidiaries are consolidated from the date the Bank obtains control and continue to be consolidated until the date when control ceases to exist.

The Bank may consolidate certain subsidiaries where it owns 50% or less of the voting rights. Most of those subsidiaries are structured entities as described in the following section.

Structured Entities

Structured entities are entities that are created to accomplish a narrow and well-defined objective. Structured entities may take the form of a corporation, trust, partnership, or unincorporated entity. They are often created with legal arrangements that impose limits on the decision-making powers of their governing board, trustee, or management over the operations of the entity. Typically, structured entities may not be controlled directly through holding more than half of the voting power of the entity as the ownership of voting rights may not be aligned with the variable returns absorbed from the entity. As a result, structured entities are consolidated when the substance of the relationship between the Bank and the structured entity indicates that the entity is controlled by the Bank. When assessing whether the Bank has to consolidate a structured entity, the Bank evaluates three primary criteria in order to conclude whether, in substance:

•	The Bank has the power to direct the activities of the structured entity that have the most significant impact on the entity’s risks and/or returns;
•	The Bank is exposed to significant variable returns arising from the entity; and
•	The Bank has the ability to use its power to affect the risks and/or returns to which it is exposed.

Consolidation conclusions are reassessed at the end of each financial reporting period. The Bank’s policy is to consider the impact on consolidation of all significant changes in circumstances, focusing on the following:

•	Substantive changes in ownership, such as the purchase or disposal of more than an insignificant additional interest in an entity;
•	Changes in contractual or governance arrangements of an entity;
•	Additional activities undertaken, such as providing a liquidity facility beyond the original terms or entering into a transaction not originally contemplated; or
•	Changes in the financing structure of an entity.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 16

Investments in Associates and Joint Ventures

Entities over which the Bank has significant influence are associates and entities over which the Bank has joint control are joint ventures. Significant influence is the power to participate in the financial and operating policy decisions of an investee, but is not control or joint control over these entities. Significant influence is presumed to exist where the Bank holds between 20% and 50% of the voting rights of an entity. Significant influence may also exist where the Bank holds less than 20% of the voting rights and has influence over financial and operating policy-making processes, through board representation and significant commercial arrangements. Associates and joint ventures are accounted for using the equity method of accounting. Investments in associates and joint ventures are carried on the Consolidated Balance Sheet initially at cost and increased or decreased to recognize the Bank's share of the profit or loss of the associate or joint venture, capital transactions, including the receipt of any dividends, and write-downs to reflect any impairment in the value of such entities. These increases or decreases, together with any gains and losses realized on disposition, are reported on the Consolidated Statement of Income. The carrying amount of the investments also includes the Bank's share of the investee's other comprehensive income or loss, which is reported in the relevant section of the Consolidated Statement of Comprehensive Income.

At each balance sheet date, the Bank assesses whether there is any objective evidence that the investment in an associate or joint venture is impaired. The Bank calculates the amount of impairment as the difference between the higher of fair value or value-in-use and its carrying value.

Non-controlling Interests

When the Bank does not own all of the equity of a consolidated entity, the minority shareholders’ interest is presented on the Consolidated Balance Sheet as Non-controlling interests in subsidiaries within total equity, separate from the equity of the Bank’s shareholders’ equity. The income attributable to the minority interest holders, net of tax, is presented as a separate line item on the Consolidated Statement of Income.

CASH AND DUE FROM BANKS

Cash and due from banks consist of cash and amounts due from banks which are issued by investment grade financial institutions. These amounts are due on demand or have an original maturity of three months or less.

REVENUE RECOGNITION

Revenue is recognized at an amount that reflects the consideration the Bank expects to be entitled to in exchange for transferring services to a customer, excluding amounts collected on behalf of third parties. The Bank recognizes revenue when it transfers control of a good or a service to a customer at a point in time or over time. The determination of when performance obligations are satisfied requires the use of judgment. Refer to Note 3 for further details.

The Bank identifies contracts with customers subject to IFRS 15, which create enforceable rights and obligations. The Bank determines the performance obligations based on distinct services promised to the customers in the contracts. The Bank’s contracts generally have a term of one year or less, consist of a single performance obligation, and the performance obligations generally reflect services.

For each contract, the Bank determines the transaction price, which includes estimating variable consideration and assessing whether the price is constrained. Variable consideration is included in the transaction price to the extent that it is highly probable that a significant reversal of the amount will not occur when the uncertainty associated with the amount of variable consideration is subsequently resolved. As such, the estimate of the variable consideration is constrained until the end of the invoicing period. The uncertainty is generally resolved at the end of the reporting period and as such, no significant judgment is required when recognizing variable consideration in revenues.

The Bank’s receipt of payment from customers generally occurs subsequent to the satisfaction of performance obligations or a short time thereafter. As such, the Bank has not recognized any material contract assets (unbilled receivables) or contract liabilities (deferred revenues) and there is no significant financing component associated with the consideration due to the Bank.

When another party is involved in the transfer of services to a customer, an assessment is made to evaluate whether the Bank is the principal such that revenues are reported on a gross basis or the agent such that revenues are reported on a net basis. The Bank is the principal when it controls the services in the contract promised to the customer before they are transferred. Control is demonstrated by the Bank being primarily responsible for fulfilling the transfer of the services to the customer, having discretion in establishing pricing of the services, or both.

Interest from interest-bearing assets and liabilities not measured at fair value through profit or loss is recognized as net interest income using the effective interest rate (EIR). EIR is the rate that discounts expected future cash flows for the expected life of the financial instrument to its carrying value. The calculation takes into account the contractual interest rate, along with any fees or incremental costs that are directly attributable to the instrument and all other premiums or discounts.

Investment and securities services

Investment and securities services income include asset management fees, administration and commission fees, and investment banking fees. The Bank recognizes asset management and administration fees based on time elapsed, which depicts the rendering of investment management and related services over time. The fees are primarily calculated based on average daily or point in time assets under management (AUM) or assets under administration (AUA) depending on the investment mandate.

Commission fees include sales, trailer and brokerage commissions. Sales and brokerage commissions are generally recognized at a point in time when the transaction is executed. Trailer commissions are recognized over time and are generally calculated based on the average daily net asset value of the fund during the period.

Investment banking fees include advisory fees and underwriting fees and are generally recognized at a point in time upon successful completion of the engagement.

Credit fees

Credit fees include liquidity fees, restructuring fees, letter of credit fees, and loan syndication fees. Liquidity, restructuring, and letter of credit fees are recognized in income over the period in which the service is provided. Loan syndication fees are generally recognized at a point in time upon completion of the financing placement.

Service charges

Service charges income is earned on personal and commercial deposit accounts and consists of account fees and transaction-based service charges. Account fees relate to account maintenance activities and are recognized in income over the period in which the service is provided. Transaction-based service charges are recognized as earned at a point in time when the transaction is complete.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 17

Card services

Card services income includes interchange income as well as card fees such as annual and transactional fees. Interchange income is recognized at a point in time when the transaction is authorized and funded. Card fees are recognized as earned at the transaction date with the exception of annual fees, which are recognized over a twelve-month period.

IFRS 9 FINANCIAL INSTRUMENTS

The Bank applies IFRS 9, Financial Instruments (IFRS 9), which includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment of financial assets; and (3) General hedge accounting. Accounting for macro hedging has been decoupled from IFRS 9. The Bank has an accounting policy choice to apply the hedge accounting requirements of IFRS 9 or IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). The Bank has made the decision to continue applying the IAS 39 hedge accounting requirements and complies with the revised annual hedge accounting disclosures as required by the related amendments to IFRS 7, Financial Instruments: Disclosures (IFRS 7).

Various interest rates and other indices that are deemed to be “benchmarks” (including Interbank Offered Rate (IBOR) benchmarks) have been, and continue to be, the subject of international regulatory guidance and proposals for reform. Following the announcement by the U.K. Financial Conduct Authority (FCA) on July 27, 2017 indicating that the FCA would no longer compel banks to submit rates for the calculation of London Interbank Offered Rate (LIBOR) post December 31, 2021, efforts to transition away from IBORs to alternative reference rates (ARRs) have been continuing in various jurisdictions. These developments, and the related uncertainty over the potential variance in the timing and manner of implementation in each jurisdiction, introduce risks that may have adverse consequences on the Bank, its clients and the financial services industry. Moreover, the replacement of the IBORs or other benchmark rates could result in market dislocation and have other adverse consequences for market participants.

The Bank has adopted Interest Rate Benchmark Reform, Amendments to IFRS 9, IAS 39 and IFRS 7 (Interest Rate Benchmark Reform Phase 1), including the applicable amendments to IFRS 7 relating to hedge accounting in the fourth quarter of 2019. Under these amendments, it is assumed that the hedged interest rate benchmark is not altered and thus hedge accounting continues through to the date of replacement of the existing interest rate benchmark with its ARR. The Bank is not required to discontinue hedge accounting if the actual results of the hedge do not meet the effectiveness requirements as a result of interest rate benchmark reform. Refer to Note 11 for disclosures related to the Bank’s hedges impacted by interest rate benchmark reform.

Refer to Note 4 for details of Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (Interest Rate Benchmark Reform Phase 2), issued on August 27, 2020 and not yet adopted by the Bank.

Classification and Measurement of Financial Assets

The Bank classifies its financial assets into the following categories:

•	Amortized cost;
•	Fair value through other comprehensive income (FVOCI);
•	Held-for-trading;
•	Non-trading fair value through profit or loss (FVTPL); and
•	Designated at FVTPL.

The Bank recognizes financial assets on a settlement date basis, except for derivatives and securities, which are recognized on a trade date basis.

Debt Instruments

The classification and measurement for debt instruments is based on the Bank’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (SPPI). Refer to Note 3 for judgment with respect to the determination of the Bank's business models and whether contractual cashflows represent SPPI.

The Bank has determined its business models as follows:

•	Held-to-collect: the objective is to collect contractual cash flows;
•	Held-to-collect-and-sell: the objective is both to collect contractual cash flows and sell the financial assets; and
•	Held-for-sale and other business models: the objective is neither of the above.

The Bank performs the SPPI test for financial assets held within the held-to-collect and held-to-collect-and-sell business models. If these financial assets have contractual cash flows which are inconsistent with a basic lending arrangement, they are classified as non-trading financial assets measured at FVTPL. In a basic lending arrangement, interest includes only consideration for time value of money, credit risk, other basic lending risks, and a reasonable profit margin.

Debt Securities and Loans Measured at Amortized Cost

Debt securities and loans held within a held-to-collect business model where their contractual cash flows pass the SPPI test are measured at amortized cost. The carrying amount of these financial assets is adjusted by an allowance for credit losses recognized and measured as described in the Impairment – Expected Credit Loss Model section of this Note, as well as any write-offs and unearned income which includes prepaid interest, loan origination fees and costs, commitment fees, loan syndication fees, and unamortized discounts or premiums. Interest income is recognized using EIRM. Loan origination fees and costs are considered to be adjustments to the loan yield and are recognized in interest income over the term of the loan. Commitment fees are recognized in credit fees over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are recognized in interest income over the term of the resulting loan. Loan syndication fees are recognized in credit fees upon completion of the financing placement unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing syndicate. In such cases, an appropriate portion of the fee is recognized as a yield adjustment in interest income over the term of the loan.

Debt Securities and Loans Measured at Fair Value through Other Comprehensive Income

Debt securities and loans held within a held-to-collect-and-sell business model where their contractual cash flows pass the SPPI test are measured at FVOCI. Fair value changes are recognized in other comprehensive income, except for impairment gains or losses, interest income and foreign exchange gains and losses on the instrument’s amortized cost, which are recognized in the Consolidated Statement of Income. The expected credit loss (ECL) allowance is recognized and measured as described in the Impairment – Expected Credit Loss Model section of this Note. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to income and recognized in net securities gain (loss). Interest income from these financial assets is included in interest income using EIRM.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 18

Financial Assets Held-for-Trading

The held-for-sale business model includes financial assets held within a trading portfolio, which have been originated, acquired, or incurred principally for the purpose of selling in the near term, or if they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of short-term profit-taking. Financial assets held within this business model consist of trading securities, trading loans, as well as certain debt securities and financing-type physical commodities that are recorded as securities purchased under reverse repurchase agreements on the Consolidated Balance Sheet.

Trading portfolio assets are accounted for at fair value, with changes in fair value as well as any gains or losses realized on disposal recognized in trading income (loss). Transaction costs are expensed as incurred. Dividends are recognized on the ex-dividend date and interest is recognized on an accrual basis. Both dividends and interest are included in interest income.

Non-Trading Financial Assets Measured at Fair Value through Profit or Loss

Non-trading financial assets measured at FVTPL include financial assets held within the held-for-sale and other business models, for example debt securities and loans managed on a fair value basis. Financial assets held within the held-to-collect or held-to-collect-and-sell business models that do not pass the SPPI test are also classified as non-trading financial assets measured at FVTPL. Changes in fair value as well as any gains or losses realized on disposal are recognized in income (loss) from non-trading financial instruments at FVTPL. Interest income from debt instruments is included in interest income on an accrual basis.

Financial Assets Designated at Fair Value through Profit or Loss

Debt instruments in a held-to-collect or held-to-collect-and-sell business model can be designated at initial recognition as measured at FVTPL, provided the designation can eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring these financial assets on a different basis. The FVTPL designation is available only for those financial instruments for which a reliable estimate of fair value can be obtained. Once financial assets are designated at FVTPL, the designation is irrevocable. Changes in fair value as well as any gains or losses realized on disposal are recognized in income (loss) from financial instruments designated at FVTPL. Interest income from these financial assets is included in interest income on an accrual basis.

Customers’ Liability under Acceptances

Acceptances represent a form of negotiable short-term debt issued by customers, which the Bank guarantees for a fee. Revenue is recognized on an accrual basis. The potential obligation of the Bank is reported as a liability under Acceptances on the Consolidated Balance Sheet. The Bank’s recourse against the customer in the event of a call on any of these commitments is reported as an asset of the same amount.

Equity Instruments

Equity investments are required to be measured at FVTPL, except where the Bank has elected at initial recognition to irrevocably designate an equity investment, held for purposes other than trading, at FVOCI. If such an election is made, the fair value changes, including any associated foreign exchange gains or losses, are recognized in other comprehensive income and are not subsequently reclassified to net income, including upon disposal. Realized gains and losses are transferred directly to retained earnings upon disposal. Consequently, there is no review required for impairment. Dividends will normally be recognized in interest income unless the dividends represent a recovery of part of the cost of the investment. Gains and losses on trading and non-trading equity investments measured at FVTPL are included in trading income (loss) and income (loss) from non-trading financial instruments at FVTPL, respectively.

Classification and Measurement for Financial Liabilities

The Bank classifies its financial liabilities into the following categories:

•	Held-for-trading;
•	Designated at FVTPL; and
•	Other liabilities.

Financial Liabilities Held-for-Trading

Financial liabilities are held within a trading portfolio if they have been incurred principally for the purpose of repurchasing in the near term, or form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Financial liabilities held-for-trading are primarily trading deposits, securitization liabilities at fair value, obligations related to securities sold short and certain obligations related to securities sold under repurchase agreements.

Trading portfolio liabilities are accounted for at fair value, with changes in fair value as well as any gains or losses realized on disposal recognized in trading income (loss). Transaction costs are expensed as incurred. Interest is recognized on an accrual basis and included in interest expense.

Financial Liabilities Designated at Fair Value through Profit or Loss

Certain financial liabilities may be designated at FVTPL at initial recognition. To be designated at FVTPL, financial liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency; (2) the financial liabilities or a group of financial assets and financial liabilities are managed, and its performance is evaluated, on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract, or b) it is clear with little or no analysis that separation of the embedded derivative from the financial instrument is prohibited. In addition, the FVTPL designation is available only for those financial instruments for which a reliable estimate of fair value can be obtained. Once financial liabilities are designated at FVTPL, the designation is irrevocable.

Financial liabilities designated at FVTPL are carried at fair value on the Consolidated Balance Sheet, with changes in fair value as well as any gains or losses realized on disposal recognized in income (loss) from financial instruments designated at FVTPL, except for the amount of change in fair value attributable to changes in the Bank’s own credit risk, which is presented in other comprehensive income. Amounts recognized in other comprehensive income are not subsequently reclassified to net income upon derecognition of the financial liability; instead, they are transferred directly to retained earnings.

Changes in fair value attributable to changes in the Bank’s own credit risk are measured as the difference between: (i) the period-over-period change in the present value of the expected cash flows using an all-in discount curve reflecting both the interest rate benchmark curve and the Bank’s own credit risk; and (ii) the period-over-period change in the present value of the same expected cash flows using a discount curve based solely on the interest rate benchmark curve.

Certain deposits are designated at FVTPL. For loan commitments and financial guarantee contracts that are designated at FVTPL, the full change in fair value of the liability is recognized in income (loss) from financial instruments designated at FVTPL.

Interest is recognized on an accrual basis in interest expense.

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Other Financial Liabilities

Deposits

Deposits, other than deposits included in a trading portfolio and deposits designated at FVTPL, are accounted for at amortized cost. Accrued interest on deposits is included in Other liabilities on the Consolidated Balance Sheet. Interest, including capitalized transaction costs, is recognized on an accrual basis using EIRM as Interest expense on the Consolidated Statement of Income.

Subordinated Notes and Debentures

Subordinated notes and debentures are accounted for at amortized cost. Accrued interest on subordinated notes and debentures is included in Other liabilities on the Consolidated Balance Sheet. Interest, including capitalized transaction costs, is recognized on an accrual basis using EIRM as Interest expense on the Consolidated Statement of Income.

Reclassification of Financial Assets and Liabilities

Financial assets and financial liabilities are not reclassified subsequent to their initial recognition, except for financial assets for which the Bank changes its business model for managing financial assets. Such reclassifications of financial assets are expected to be rare in practice.

Impairment – Expected Credit Loss Model

The ECL model applies to financial assets, including loans and debt securities measured at amortized cost, loans and debt securities measured at FVOCI, loan commitments, and financial guarantees that are not measured at FVTPL.

The ECL model consists of three stages: Stage 1 – twelve-month ECLs for performing financial assets, Stage 2 – Lifetime ECLs for financial assets that have experienced a significant increase in credit risk since initial recognition, and Stage 3 – Lifetime ECLs for financial assets that are credit-impaired. ECLs are the difference between all the contractual cash flows that are due to the Bank in accordance with the contract and all the cash flows the Bank expects to receive, discounted at the original EIR. If a significant increase in credit risk has occurred since initial recognition, impairment is measured as lifetime ECLs. Otherwise, impairment is measured as twelve-month ECLs which represent the portion of lifetime ECLs that are expected to occur based on default events that are possible within twelve months after the reporting date. If credit quality improves in a subsequent period such that the increase in credit risk since initial recognition is no longer considered significant, the loss allowance reverts to being measured based on twelve-month ECLs.

Significant Increase in Credit Risk

For retail exposures, significant increase in credit risk is assessed based on changes in the twelve-month probability of default (PD) since initial recognition, using a combination of individual and collective information that incorporates borrower and account specific attributes and relevant forward-looking macroeconomic variables.

For non-retail exposures, significant increase in credit risk is assessed based on changes in the internal risk rating (borrower risk ratings (BRR)) since initial recognition. Refer to the shaded areas of the “Managing Risk” section of the 2020 MD&A for further details on the Bank’s 21-point BRR scale to risk levels.

The Bank defines default as delinquency of 90 days or more for most retail products and BRR 9 for non-retail exposures. Exposures are considered credit-impaired and migrate to Stage 3 when the definition of default is met or when there is objective evidence that there has been a deterioration of credit quality to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.

When assessing whether there has been a significant increase in credit risk since initial recognition of a financial asset, the Bank considers all reasonable and supportable information that is available without undue cost or effort about past events, current conditions, and forecast of future economic conditions. Refer to Note 3 for additional details.

Measurement of Expected Credit Losses

ECLs are measured as the probability-weighted present value of expected cash shortfalls over the remaining expected life of the financial instrument and consider reasonable and supportable information about past events, current conditions, and forecasts of future events and economic conditions that impact the Bank’s credit risk assessment. Expected life is the maximum contractual period the Bank is exposed to credit risk, including extension options for which the borrower has unilateral right to exercise. For certain financial instruments that include both a loan and an undrawn commitment, and the Bank’s contractual ability to demand repayment and cancel the undrawn commitment does not limit the Bank’s exposure to credit losses to the contractual notice period, ECLs are measured over the period the Bank is exposed to credit risk. For example, ECLs for credit cards are measured over the borrowers’ expected behavioural life, incorporating survivorship assumptions and borrower-specific attributes.

The Bank leverages its Advanced Internal Ratings-Based (AIRB) models used for regulatory capital purposes and incorporates adjustments where appropriate to calculate ECLs.

Forward-Looking Information and Expert Credit Judgment

Forward-looking information is considered when determining significant increase in credit risk and measuring ECLs. Forward-looking macroeconomic factors are incorporated in the risk parameters as relevant.

Qualitative factors that are not already considered in the modelling are incorporated by exercising expert credit judgment in determining the final ECLs. Refer to Note 3 for additional details.

Modified Loans

In cases where a borrower experiences financial difficulties, the Bank may grant certain concessionary modifications to the terms and conditions of a loan. Modifications may include payment deferrals, extension of amortization periods, rate reductions, principal forgiveness, debt consolidation, forbearance and other modifications intended to minimize the economic loss and to avoid foreclosure or repossession of collateral. The Bank has policies in place to determine the appropriate remediation strategy based on the individual borrower.

If the Bank determines that a modification results in expiry of cash flows, the original asset is derecognized while a new asset is recognized based on the new contractual terms. Significant increase in credit risk is assessed relative to the risk of default on the date of modification.

If the Bank determines that a modification does not result in derecognition, significant increase in credit risk is assessed based on the risk of default at initial recognition of the original asset. Expected cash flows arising from the modified contractual terms are considered when calculating ECLs for the modified asset. For loans that were modified while having lifetime ECLs, the loans can revert to having twelve-month ECLs after a period of performance and improvement in the borrower’s financial condition.

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Allowance for Loan Losses, Excluding Acquired Credit-Impaired (ACI) Loans

The allowance for loan losses represents management’s calculation of probability-weighted ECLs in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. The allowance for loan losses for lending portfolios reported on the Consolidated Balance Sheet, which includes credit-related allowances for residential mortgages, consumer instalment and other personal, credit card, and business and government loans, is deducted from Loans on the Consolidated Balance Sheet. The allowance for loan losses for loans measured at FVOCI is presented on the Consolidated Statement of Changes in Equity. The allowance for loan losses for off-balance sheet instruments, which relates to certain guarantees, letters of credit, and undrawn lines of credit, is recognized in Other liabilities on the Consolidated Balance Sheet. Allowances for lending portfolios reported on the balance sheet and off-balance sheet exposures are calculated using the same methodology. The allowance is increased by the provision for credit losses and decreased by write-offs net of recoveries and disposals. Each quarter, allowances are reassessed and adjusted based on any changes in management’s estimate of ECLs. Loan losses on impaired loans in Stage 3 continue to be recognized by means of an allowance for loan losses until a loan is written off.

A loan is written off against the related allowance for loan losses when there is no realistic prospect of recovery. Non-retail loans are generally written off when all reasonable collection efforts have been exhausted, such as when a loan is sold, when all security has been realized, or when all security has been resolved with the receiver or bankruptcy court. Non-real estate retail loans are generally written off when contractual payments are 180 days past due, or when a loan is sold. Real-estate secured retail loans are generally written off when the security is realized. The time period over which the Bank performs collection activities of the contractual amount outstanding of financial assets that are written off varies from one jurisdiction to another and generally spans between less than one year to five years.

Allowance for Credit Losses on Debt Securities

The allowance for credit losses on debt securities represents management’s calculation of probability-weighted ECLs. Debt securities measured at amortized cost are presented net of the allowance for credit losses on the Consolidated Balance Sheet. The allowance for credit losses on debt securities measured at FVOCI are presented on the Consolidated Statement of Changes in Equity. The allowance for credit losses is increased by the provision for credit losses and decreased by write-offs net of recoveries and disposals. Each quarter, allowances are reassessed and adjusted based on any changes in management’s estimate of ECLs.

Acquired Performing Loans

Acquired performing loans are initially measured at fair value, which considers incurred and expected future credit losses estimated at the acquisition date and also reflects adjustments based on the acquired loan’s interest rate in comparison to current market rates. On acquisition, twelve-month ECLs are recognized on the acquired performing loans, resulting in the carrying amount being lower than fair value. Acquired performing loans are subsequently accounted for at amortized cost based on their contractual cash flows and any acquisition related discount or premium, including credit-related discounts, is considered to be an adjustment to the loan yield and is recognized in interest income using EIRM over the term of the loan, or the expected life of the loan for acquired performing loans with revolving terms.

Acquired Credit-Impaired Loans

When loans are acquired with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments, they are generally considered to be ACI loans, with no ECLs recognized on acquisition. ACI loans are identified as impaired at acquisition based on specific risk characteristics of the loans, including past due status, performance history, and recent borrower credit scores. ACI loans are accounted for based on the present value of expected cash flows as opposed to their contractual cash flows. The Bank determines the fair value of these loans at the acquisition date by discounting expected cash flows at a discount rate that reflects factors a market participant would use when determining fair value including management assumptions relating to default rates, loss severities, the amount and timing of prepayments, and other factors that are reflective of current market conditions. With respect to certain individually significant ACI loans, accounting is applied individually at the loan level. The remaining ACI loans are aggregated provided they are acquired in the same fiscal quarter and have common risk characteristics. Aggregated loans are accounted for as a single asset with aggregated cash flows and a single composite interest rate. Subsequent to acquisition, the Bank regularly reassesses and updates its cash flow estimates for changes to assumptions relating to default rates, loss severities, the amount and timing of prepayments, and other factors that are reflective of current market conditions. Probable decreases in expected cash flows trigger the recognition of additional impairment, which is measured based on the present value of the revised expected cash flows discounted at the loan’s effective interest rate as compared to the carrying value of the loan. The ECL in excess of the initial credit-related discount is recorded through the provision for credit losses. Interest income on ACI loans is calculated by multiplying the credit-adjusted EIR to the amortized cost of ACI loans.

SHARE CAPITAL

The Bank classifies financial instruments that it issues as either financial liabilities, equity instruments, or compound instruments.

Issued instruments that are mandatorily redeemable or convertible into a variable number of the Bank’s common shares at the holder’s option are classified as liabilities on the Consolidated Balance Sheet. Dividend or interest payments on these instruments are recognized in Interest expense on the Consolidated Statement of Income.

Issued instruments are classified as equity when there is no contractual obligation to transfer cash or other financial assets. Further, issued instruments that are not mandatorily redeemable or that are not convertible into a variable number of the Bank’s common shares at the holder’s option, are classified as equity and presented in share capital. Incremental costs directly attributable to the issue of equity instruments are included in equity as a deduction from the proceeds, net of tax. Dividend payments on these instruments are recognized as a reduction in equity.

Compound instruments are comprised of both liability and equity components in accordance with the substance of the contractual arrangement. At inception, the fair value of the liability component is initially measured with any residual amount assigned to the equity component. Transaction costs are allocated proportionately to the liability and equity components.

Common or preferred shares held by the Bank are classified as treasury shares in equity, and the cost of these shares is recorded as a reduction in equity. Upon the sale of treasury shares, the difference between the sale proceeds and the cost of the shares is recorded in or against contributed surplus.

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GUARANTEES

The Bank issues guarantee contracts that require payments to be made to guaranteed parties based on: (1) changes in the underlying economic characteristics relating to an asset or liability of the guaranteed party; (2) failure of another party to perform under an obligating agreement; or (3) failure of another third party to pay its indebtedness when due. Guarantees are initially measured and recorded at their fair value. The fair value of a guarantee liability at initial recognition is normally equal to the present value of the guarantee fees received over the life of contract. The Bank’s release from risk is recognized over the term of the guarantee using a systematic and rational amortization method.

If a guarantee meets the definition of a derivative, it is carried at fair value on the Consolidated Balance Sheet and reported as a derivative asset or derivative liability at fair value. Guarantees that are considered derivatives are a type of credit derivative contract which are over-the-counter (OTC) contracts designed to transfer the credit risk in an underlying financial instrument from one counterparty to another.

DERIVATIVES

Derivatives are instruments that derive their value from changes in underlying interest rates, foreign exchange rates, credit spreads, commodity prices, equities, or other financial or non-financial measures. Such instruments include interest rate, foreign exchange, equity, commodity, and credit derivative contracts. The Bank uses these instruments for trading and non-trading purposes. Derivatives are carried at their fair value on the Consolidated Balance Sheet.

Derivatives Held-for-Trading Purposes

The Bank enters into trading derivative contracts to meet the needs of its customers, to provide liquidity and market-making related activities, and in certain cases, to manage risks related to its trading portfolios. The realized and unrealized gains or losses on trading derivatives are recognized in trading income (loss).

Derivatives Held for Non-trading Purposes

Non-trading derivatives are primarily used to manage interest rate, foreign exchange, and other market risks of the Bank’s traditional banking activities. When derivatives are held for non-trading purposes and when the transactions meet the hedge accounting requirements of IAS 39, they are presented as non-trading derivatives and receive hedge accounting treatment, as appropriate. Certain derivative instruments that are held for economic hedging purposes, and do not meet the hedge accounting requirements of IAS 39, are also presented as non-trading derivatives with the change in fair value of these derivatives recognized in non-interest income.

Hedging Relationships

Hedge Accounting

At the inception of a hedging relationship, the Bank documents the relationship between the hedging instrument and the hedged item, its risk management objective, and its strategy for undertaking the hedge. The Bank also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging relationships are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. In order to be considered effective, the hedging instrument and the hedged item must be highly and inversely correlated such that the changes in the fair value of the hedging instrument will substantially offset the effects of the hedged exposure to the Bank throughout the term of the hedging relationship. If a hedging relationship becomes ineffective, it no longer qualifies for hedge accounting and any subsequent change in the fair value of the hedging instrument is recognized in Non-interest income on the Consolidated Statement of Income.

Changes in fair value relating to the derivative component excluded from the assessment of hedge effectiveness, are recognized in Non-interest income on the Consolidated Statement of Income.

When derivatives are designated as hedges, the Bank classifies them either as: (1) hedges of the changes in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (2) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (3) hedges of net investments in a foreign operation (net investment hedges).

Interest Rate Benchmark Reform

A hedging relationship is affected by interest rate benchmark reform if it gives rise to uncertainties about (a) the interest rate benchmark (contractually or non-contractually specified) designated as a hedged risk; and/or (b) the timing or the amount of interest rate benchmark-based cash flows of the hedged item or of the hedging instrument.

For such hedging relationships, the following temporary exceptions apply during the period of uncertainty:

•

when assessing whether a forecast transaction is highly probable or expected to occur, it is assumed that the interest rate benchmark on which the hedged cash flows (contractually or noncontractually specified) are based is not altered as a result of interest rate benchmark reform;

•

when assessing whether a hedge is expected to be highly effective, it is assumed that the interest rate benchmark on which the hedged cash flows and/or the hedged risk (contractually or noncontractually specified) are based, or the interest rate benchmark on which the cash flows of the hedging instrument are based, is not altered as a result of interest rate benchmark reform;

•	a hedge is not required to be discontinued if the actual results of the hedge are outside of a range of 80–125 per cent as a result of interest rate benchmark reform;
•

for a hedge of a non-contractually specified benchmark portion of interest rate risk, the requirement that the risk component is separately identifiable need only be met at the inception of the hedging relationship.

Fair Value Hedges

The Bank’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate financial instruments due to movements in market interest rates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recognized in Non-interest income on the Consolidated Statement of Income, along with changes in the fair value of the assets, liabilities, or group thereof that are attributable to the hedged risk. Any change in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in non-interest income.

The cumulative adjustment to the carrying amount of the hedged item (the basis adjustment) is amortized to the Consolidated Statement of Income in Net interest income based on a recalculated EIR over the remaining expected life of the hedged item, with amortization beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk. Where the hedged item has been derecognized, the basis adjustment is immediately released to Net interest income or Non-interest income, as applicable, on the Consolidated Statement of Income.

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Cash Flow Hedges

The Bank is exposed to variability in future cash flows attributable to interest rate, foreign exchange rate, and equity price risks. The amounts and timing of future cash flows are projected for each hedged exposure on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults.

The effective portion of the change in the fair value of the derivative that is designated and qualifies as a cash flow hedge is initially recognized in other comprehensive income. The change in fair value of the derivative relating to the ineffective portion is recognized immediately in non-interest income.

Amounts in accumulated other comprehensive income (AOCI) attributable to interest rate, foreign exchange rate, and equity price components, as applicable, are reclassified to Net interest income or Non-interest income on the Consolidated Statement of Income in the period in which the hedged item affects income, and are reported in the same income statement line as the hedged item.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in AOCI at that time remains in AOCI until the forecasted transaction impacts the Consolidated Statement of Income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in AOCI is immediately reclassified to Net interest income or Non-interest income, as applicable, on the Consolidated Statement of Income.

Net Investment Hedges

Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. The change in fair value on the hedging instrument relating to the effective portion is recognized in other comprehensive income. The change in fair value of the hedging instrument relating to the ineffective portion is recognized immediately in non-interest income. Gains and losses in AOCI are reclassified to the Consolidated Statement of Income upon the disposal or partial disposal of the investment in the foreign operation. The Bank designates derivatives and non-derivatives (such as foreign currency deposit liabilities) as hedging instruments in net investment hedges.

Embedded Derivatives

Derivatives may be embedded in financial liabilities or other host contracts. Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not measured at fair value with changes in fair value recognized in income, such as held-for-trading or designated at FVTPL. These embedded derivatives, which are bifurcated from the host contract, are recognized on the Consolidated Balance Sheet as Derivatives and measured at fair value with subsequent changes in fair value recognized in Non-interest income on the Consolidated Statement of Income.

TRANSLATION AND PRESENTATION OF FOREIGN CURRENCIES

The Bank’s Consolidated Financial Statements are presented in Canadian dollars. Items included in the financial statements of each of the Bank’s entities are measured using their functional currency, which is the currency of the primary economic environment in which they operate.

Monetary assets and liabilities denominated in a currency that differs from an entity’s functional currency are translated into the functional currency of the entity at exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates. Income and expenses are translated into an entity’s functional currency at average exchange rates for the period. Translation gains and losses are included in non-interest income except for equity investments designated at FVOCI where unrealized translation gains and losses are recorded in other comprehensive income.

Foreign operations are those with a functional currency other than Canadian dollars. For the purpose of translation into the Bank’s presentation currency, all assets and liabilities are first measured in the functional currency of the foreign operation and subsequently, translated at exchange rates prevailing at the balance sheet date. Income and expenses are translated at average exchange rates for the period. Unrealized translation gains and losses relating to these foreign operations, net of gains or losses arising from net investment hedges and applicable income taxes, are included in other comprehensive income. Translation gains and losses in AOCI are recognized on the Consolidated Statement of Income upon the disposal or partial disposal of the foreign operation. The investment balance of foreign entities accounted for by the equity method, including TD Ameritrade and The Charles Schwab Corporation, is translated into Canadian dollars using exchange rates prevailing at the balance sheet date with exchange gains or losses recognized in other comprehensive income.

OFFSETTING OF FINANCIAL INSTRUMENTS

Financial assets and liabilities are offset, with the net amount presented on the Consolidated Balance Sheet, only if the Bank currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. In all other situations, assets and liabilities are presented on a gross basis.

DETERMINATION OF FAIR VALUE

The fair value of a financial instrument on initial recognition is normally the transaction price, such as the fair value of the consideration given or received. The best evidence of fair value is quoted prices in active markets. When financial assets and liabilities have offsetting market risks or credit risks, the Bank applies a measurement exception, as described in Note 5 under Portfolio Exception. The value determined from application of the portfolio exception must be allocated to the individual financial instruments within the group to arrive at the fair value of an individual financial instrument. Balance sheet offsetting presentation requirements, as described above under the Offsetting of Financial Instruments section of this Note, are then applied, if applicable. When there is no active market for the instrument, the fair value may be based on other observable current market transactions involving the same or similar instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs.

Valuation adjustments reflect the Bank’s assessment of factors that market participants would use in pricing the asset or liability. The Bank recognizes various types of valuation adjustments including, but not limited to, adjustments for bid-offer spreads, adjustments for the unobservability of inputs used in pricing models, and adjustments for assumptions about risk, such as the creditworthiness of either counterparty and market implied funding costs for uncollateralized derivatives.

If there is a difference between the initial transaction price and the value based on a valuation technique, the difference is referred to as inception profit or loss. Inception profit or loss is recognized upon initial recognition of the instrument only if the fair value is based on observable inputs. When an instrument is measured using a valuation technique that utilizes significant non-observable inputs, it is initially valued at the transaction price, which is considered the best estimate of fair value. Subsequent to initial recognition, any difference between the transaction price and the value determined by the valuation technique at initial recognition is recognized as non-observable inputs become observable.

If the fair value of a financial asset measured at fair value becomes negative, it is recognized as a financial liability until either its fair value becomes positive, at which time it is recognized as a financial asset, or until it is extinguished.

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DERECOGNITION OF FINANCIAL INSTRUMENTS

Financial Assets

The Bank derecognizes a financial asset when the contractual rights to that asset have expired. Derecognition may also be appropriate where the contractual right to receive future cash flows from the asset have been transferred, or where the Bank retains the rights to future cash flows from the asset, but assumes an obligation to pay those cash flows to a third party subject to certain criteria.

When the Bank transfers a financial asset, it is necessary to assess the extent to which the Bank has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize the financial asset and also recognizes a financial liability for the consideration received. Certain transaction costs incurred are also capitalized and amortized using EIRM. If substantially all the risks and rewards of ownership of the financial asset have been transferred, the Bank will derecognize the financial asset and recognize separately as assets or liabilities any rights and obligations created or retained in the transfer. The Bank determines whether substantially all the risks and rewards have been transferred by quantitatively comparing the variability in cash flows before and after the transfer. If the variability in cash flows does not change significantly as a result of the transfer, the Bank has retained substantially all of the risks and rewards of ownership.

If the Bank neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, the Bank derecognizes the financial asset where it has relinquished control of the financial asset. The Bank is considered to have relinquished control of the financial asset where the transferee has the practical ability to sell the transferred financial asset. Where the Bank has retained control of the financial asset, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset. Under these circumstances, the Bank usually retains the rights to future cash flows relating to the asset through a residual interest and is exposed to some degree of risk associated with the financial asset.

The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, it must be a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically identified cash flow.

Securitization

Securitization is the process by which financial assets are transformed into securities. The Bank securitizes financial assets by transferring those financial assets to a third party and as part of the securitization, certain financial assets may be retained and may consist of an interest-only strip and, in some cases, a cash reserve account (collectively referred to as “retained interests”). If the transfer qualifies for derecognition, a gain or loss is recognized immediately in other income after the effects of hedges on the assets sold, if applicable. The amount of the gain or loss is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in AOCI. To determine the value of the retained interest initially recorded, the previous carrying value of the transferred asset is allocated between the amount derecognized from the balance sheet and the retained interest recorded, in proportion to their relative fair values on the date of transfer. Subsequent to initial recognition, as market prices are generally not available for retained interests, fair value is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions that market participants would use in determining fair value. Refer to Note 3 for assumptions used by management in determining the fair value of retained interests. Retained interest is classified as trading securities with subsequent changes in fair value recorded in trading income.

Where the Bank retains the servicing rights, the benefits of servicing are assessed against market expectations. When the benefits of servicing are more than adequate, a servicing asset is recognized. Similarly, when the benefits of servicing are less than adequate, a servicing liability is recognized. Servicing assets and servicing liabilities are initially recognized at fair value and subsequently carried at amortized cost.

Financial Liabilities

The Bank derecognizes a financial liability when the obligation under the liability is discharged, cancelled, or expires. If an existing financial liability is replaced by another financial liability from the same lender on substantially different terms or where the terms of the existing liability are substantially modified, the original liability is derecognized and a new liability is recognized with the difference in the respective carrying amounts recognized on the Consolidated Statement of Income.

Securities Purchased Under Reverse Repurchase Agreements, Securities Sold Under Repurchase Agreements, and Securities Borrowing and Lending

Securities purchased under reverse repurchase agreements involve the purchase of securities by the Bank under agreements to resell the securities at a future date. These agreements are treated as collateralized lending transactions whereby the Bank takes possession of the purchased securities, but does not acquire the risks and rewards of ownership. The Bank monitors the market value of the purchased securities relative to the amounts due under the reverse repurchase agreements, and when necessary, requires transfer of additional collateral. In the event of counterparty default, the agreements provide the Bank with the right to liquidate the collateral held and offset the proceeds against the amount owing from the counterparty.

Obligations related to securities sold under repurchase agreements involve the sale of securities by the Bank to counterparties under agreements to repurchase the securities at a future date. These agreements do not result in the risks and rewards of ownership being relinquished and are treated as collateralized borrowing transactions. The Bank monitors the market value of the securities sold relative to the amounts due under the repurchase agreements, and when necessary, transfers additional collateral and may require counterparties to return collateral pledged. Certain transactions that do not meet derecognition criteria are also included in obligations related to securities sold under repurchase agreements. Refer to Note 9 for further details.

Securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements are initially recorded on the Consolidated Balance Sheet at the respective prices at which the securities were originally acquired or sold, plus accrued interest. Subsequently, the agreements are measured at amortized cost on the Consolidated Balance Sheet, plus accrued interest. Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is determined using EIRM and is included in Interest income and Interest expense, respectively, on the Consolidated Statement of Income.

In securities lending transactions, the Bank lends securities to a counterparty and receives collateral in the form of cash or securities. If cash collateral is received, the Bank records the cash along with an obligation to return the cash as Obligations related to securities sold under repurchase agreements on the Consolidated Balance Sheet. Where securities are received as collateral, the Bank does not record the collateral on the Consolidated Balance Sheet.

In securities borrowing transactions, the Bank borrows securities from a counterparty and pledges either cash or securities as collateral. If cash is pledged as collateral, the Bank records the transaction as Securities purchased under reverse repurchase agreements on the Consolidated Balance Sheet. Securities pledged as collateral remain on the Bank’s Consolidated Balance Sheet.

Where securities are pledged or received as collateral, security borrowing fees and security lending income are recorded in Non-interest income on the Consolidated Statement of Income over the term of the transaction. Where cash is pledged or received as collateral, interest received or incurred is included in Interest income and Interest expense, respectively, on the Consolidated Statement of Income.

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Physical commodities purchased or sold with an agreement to sell or repurchase the physical commodities at a later date at a fixed price, are also included in securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements, respectively, if the derecognition criteria are not met. These instruments are measured at fair value.

GOODWILL

Goodwill represents the excess purchase price paid over the net fair value of identifiable assets and liabilities acquired in a business combination. Goodwill is carried at its initial cost less accumulated impairment losses.

Goodwill is allocated to a cash-generating unit (CGU) or a group of CGUs that is expected to benefit from the synergies of the business combination, regardless of whether any assets acquired and liabilities assumed are assigned to the CGU or group of CGUs. A CGU is the smallest identifiable group of assets that generates cash flows largely independent of the cash inflows from other assets or groups of assets. Each CGU or group of CGUs, to which goodwill is allocated, represents the lowest level within the Bank at which the goodwill is monitored for internal management purposes and is not larger than an operating segment. If the composition of a CGU or group of CGUs to which goodwill has been allocated changes as a result of the sale of a business, restructuring or other changes, the goodwill is reallocated to the units affected using a relative value approach, unless the Bank can demonstrate that some other method better reflects the goodwill associated with the units affected.

Goodwill is assessed for impairment at least annually and when an event or change in circumstances indicates that the carrying amount may be impaired. When impairment indicators are present, the recoverable amount of the CGU or group of CGUs, which is the higher of its estimated fair value less costs of disposal and its value-in-use, is determined. If the carrying amount of the CGU or group of CGUs is higher than its recoverable amount, an impairment loss exists. The impairment loss is recognized on the Consolidated Statement of Income and cannot be reversed in future periods.

INTANGIBLE ASSETS

Intangible assets represent identifiable non-monetary assets and are acquired either separately or through a business combination, or internally generated software. The Bank’s intangible assets consist primarily of core deposit intangibles, credit card related intangibles, and software intangibles. Intangible assets are initially recognized at fair value and are amortized over their estimated useful lives (3 to 20 years) proportionate to their expected economic benefits, except for software which is amortized over its estimated useful life (3 to 7 years) on a straight-line basis.

The Bank assesses its intangible assets for impairment on a quarterly basis. When impairment indicators are present, the recoverable amount of the asset, which is the higher of its estimated fair value less costs of disposal and its value-in-use, is determined. If the carrying amount of the asset is higher than its recoverable amount, the asset is written down to its recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, the Bank estimates the recoverable amount of the CGU to which the asset belongs. If the CGU is not impaired, the useful life of the intangible asset is assessed with any changes applied on a prospective basis. An impairment loss is recognized on the Consolidated Statement of Income in the period in which the impairment is identified. Impairment losses recognized previously are assessed and reversed if the circumstances leading to the impairment are no longer present. Reversal of any impairment loss will not exceed the carrying amount of the intangible asset that would have been determined had no impairment loss been recognized for the asset in prior periods.

LAND, BUILDINGS, EQUIPMENT, AND OTHER DEPRECIABLE ASSETS

Land is recognized at cost. Buildings, computer equipment, furniture and fixtures, other equipment, and leasehold improvements are recognized at cost less accumulated depreciation and provisions for impairment, if any. Gains or losses on disposal are included in Non-interest income on the Consolidated Statement of Income.

The Bank adopted IFRS 16, Leases (IFRS 16), on November 1, 2019. Refer to Note 4 for further details.

The Bank records the obligation associated with the retirement of a long-lived asset at fair value in the period in which it is incurred and can be reasonably estimated, and records a corresponding increase to the carrying amount of the asset. The asset is depreciated on a straight-line basis over its remaining useful life while the liability is accreted to reflect the passage of time until the eventual settlement of the obligation.

Depreciation is recognized on a straight-line basis over the useful lives of the assets estimated by asset category, as follows:

Asset	Useful Life
Buildings	15 to 40 years
Computer equipment	2 to 8 years
Furniture and fixtures	3 to 15 years
Other equipment	5 to 15 years

Leasehold improvements	Lesser of the remaining lease term and the remaining useful life of the asset

The Bank assesses its depreciable assets for changes in useful life or impairment on a quarterly basis. Where an impairment indicator exists and the depreciable asset does not generate separate cash flows on a stand-alone basis, impairment is assessed based on the recoverable amount of the CGU to which the depreciable asset belongs. If the CGU is not impaired, the useful life of the depreciable asset is assessed with any changes applied on a prospective basis. Any impairment loss is recognized on the Consolidated Statement of Income in the period in which the impairment is identified. Impairment losses previously recognized are assessed and reversed if the circumstances leading to their impairment are no longer present. Reversal of any impairment loss will not exceed the carrying amount of the depreciable asset that would have been determined had no impairment loss been recognized for the asset in prior periods.

NON-CURRENT ASSETS HELD-FOR-SALE

Individual non-current assets or disposal groups are classified as held-for-sale if they are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets or disposal groups, and their sale must be highly probable to occur within one year. For a sale to be highly probable, management must be committed to a sales plan and initiate an active program to market the sale of the non-current assets or disposal groups. Non-current assets or disposal groups classified as held-for-sale are measured at the lower of their carrying amount and fair value less costs to sell on the Consolidated Balance Sheet. Write-downs on premises related non-current assets and write-downs on equipment on initial classification as held-for-sale are included in the line items Occupancy, including depreciation and Equipment, including depreciation, respectively; both of which are included in Non-interest expenses on the Consolidated Statement of Income. Subsequently, a non-current asset or disposal group that is held-for-sale is no longer depreciated or amortized, and any subsequent write-downs in fair value less costs to sell or such increases not in excess of cumulative write-downs, are recognized in Other income on the Consolidated Statement of Income.

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SHARE-BASED COMPENSATION

The Bank grants share options to certain employees as compensation for services provided to the Bank. The Bank uses a binomial tree-based valuation option pricing model to estimate fair value for all share option compensation awards. The cost of the share options is based on the fair value estimated at the grant date and is recognized as compensation expense and contributed surplus over the service period required for employees to become fully entitled to the awards. This period is generally equal to the vesting period in addition to a period prior to the grant date. For the Bank’s share options, this period is generally equal to five years. When options are exercised, the amount initially recognized in the contributed surplus balance is reduced, with a corresponding increase in common shares.

The Bank has various other share-based compensation plans where certain employees are awarded share units equivalent to the Bank’s common shares as compensation for services provided to the Bank. The obligation related to share units is included in Other liabilities on the Consolidated Balance Sheet. Compensation expense is recognized based on the fair value of the share units at the grant date adjusted for changes in fair value between the grant date and the vesting date, net of hedging activities, over the service period required for employees to become fully entitled to the awards. This period is generally equal to the vesting period, in addition to a period prior to the grant date. For the Bank’s share units, this period is generally equal to four years.

EMPLOYEE BENEFITS

Defined Benefit Plans

Actuarial valuations are prepared at least every three years to determine the present value of the projected benefit obligation related to the Bank’s principal pension and non-pension post-retirement benefit plans. In periods between actuarial valuations, an extrapolation is performed based on the most recent valuation completed. All actuarial gains and losses are recognized immediately in other comprehensive income, with cumulative gains and losses reclassified to retained earnings. Pension and non-pension post-retirement benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management’s best estimates of discount rate, compensation increases, health care cost trend rate, and mortality rates, which are reviewed annually with the Bank’s actuaries. The discount rate used to value liabilities is determined by reference to market yields on high-quality corporate bonds with terms matching the plans’ specific cash flows. The expense recognized includes the cost of benefits for employee service provided in the current year, net interest expense or income on the net defined benefit liability or asset, past service costs related to plan amendments, curtailments or settlements, and administrative costs. Plan amendment costs are recognized in the period of a plan amendment, irrespective of its vested status. Curtailments and settlements are recognized by the Bank when the curtailment or settlement occurs. A curtailment occurs when there is a significant reduction in the number of employees covered by the plan. A settlement occurs when the Bank enters into a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

The fair value of plan assets and the present value of the projected benefit obligation are measured as at October 31. The net defined benefit asset or liability represents the difference between the cumulative actuarial gains and losses, expenses, and recognized contributions and is reported in other assets or other liabilities.

Net defined benefit assets recognized by the Bank are subject to a ceiling which limits the asset recognized on the Consolidated Balance Sheet to the amount that is recoverable through refunds of contributions or future contribution holidays. In addition, where a regulatory funding deficit exists related to a defined benefit plan, the Bank is required to record a liability equal to the present value of all future cash payments required to eliminate that deficit.

Defined Contribution Plans

For defined contribution plans, annual pension expense is equal to the Bank’s contributions to those plans.

INSURANCE

Premiums for short-duration insurance contracts are deferred as unearned premiums and reported in Non-interest income on the Consolidated Statement of Income on a straight-line basis over the contractual term of the underlying policies, usually twelve months. Such premiums are recognized net of amounts ceded for reinsurance and apply primarily to property and casualty contracts. Unearned premiums are reported in insurance-related liabilities, gross of premiums ceded to reinsurers which are recognized in other assets. Premiums from life and health insurance policies are recognized as income when earned in insurance revenue.

For property and casualty insurance, insurance claims and policy benefit liabilities represent current claims and estimates for future claims related to insurable events occurring at or before the Consolidated Balance Sheet date. These are determined by the appointed actuary in accordance with accepted actuarial practices and are reported as other liabilities. Expected claims and policy benefit liabilities are determined on a case-by-case basis and consider such variables as past loss experience, current claims trends and changes in the prevailing social, economic, and legal environment. These liabilities are continually reviewed, and as experience develops and new information becomes known, the liabilities are adjusted as necessary. In addition to reported claims information, the liabilities recognized by the Bank include a provision to account for the future development of insurance claims, including insurance claims incurred but not reported by policyholders (IBNR). IBNR liabilities are evaluated based on historical development trends and actuarial methodologies for groups of claims with similar attributes. For life and health insurance, actuarial liabilities represent the present values of future policy cash flows as determined using standard actuarial valuation practices. Actuarial liabilities are reported in insurance-related liabilities with changes reported in insurance claims and related expenses.

PROVISIONS

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event, the amount of which can be reliably estimated, and it is probable that an outflow of resources will be required to settle the obligation.

Provisions are measured based on management’s best estimate of the consideration required to settle the obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is material, provisions are measured at the present value of the expenditure expected to be required to settle the obligation, using a discount rate that reflects the current market assessment of the time value of money and the risks specific to the obligation.

INCOME TAXES

Income tax is comprised of current and deferred tax. Income tax is recognized in the Provision for (recovery of) income taxes on the Consolidated Statement of Income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the related taxes are also recognized in other comprehensive income or directly in equity, respectively.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities on the Consolidated Balance Sheet and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes. Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in

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future periods against which deductible temporary differences may be utilized. Deferred tax liabilities are not recognized on temporary differences arising on investments in subsidiaries, branches, and associates, and interests in joint ventures if the Bank controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The Bank records a provision for uncertain tax positions if it is probable that the Bank will have to make a payment to tax authorities upon their examination of a tax position. This provision is measured at the Bank’s best estimate of the amount expected to be paid. Provisions are reversed in provision for (recovery of) income taxes in the period in which management determines they are no longer required or as determined by statute.

NOTE 3:  SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner.

CLASSIFICATION AND MEASUREMENT OF FINANCIAL ASSETS

Business Model Assessment

The Bank determines its business models based on the objective under which its portfolios of financial assets are managed. Refer to Note 2 for details on the Bank’s business models. In determining its business models, the Bank considers the following:

•	Management’s intent and strategic objectives and the operation of the stated policies in practice;
•	The primary risks that affect the performance of the business model and how these risks are managed;
•	How the performance of the portfolio is evaluated and reported to management; and
•	The frequency and significance of financial asset sales in prior periods, the reasons for such sales and the expected future sales activities.

Sales in themselves do not determine the business model and are not considered in isolation. Instead, sales provide evidence about how cash flows are realized. A held-to-collect business model will be reassessed by the Bank to determine whether any sales are consistent with an objective of collecting contractual cash flows if the sales are more than insignificant in value or more than infrequent.

Solely Payments of Principal and Interest Test

In assessing whether contractual cash flows represent SPPI, the Bank considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that they would not be consistent with a basic lending arrangement. In making the assessment, the Bank considers the primary terms as follows and assesses if the contractual cash flows of the instruments continue to meet the SPPI test:

•	Performance-linked features;
•	Terms that limit the Bank’s claim to cash flows from specified assets (non-recourse terms);
•	Prepayment and extension terms;
•	Leverage features; and
•	Features that modify elements of the time value of money.

IMPAIRMENT OF FINANCIAL ASSETS

Significant Increase in Credit Risk

For retail exposures, criteria for assessing significant increase in credit risk are defined at the appropriate product or portfolio level and vary based on the exposure’s credit risk at origination. The criteria include relative changes in PD, absolute PD backstop, and delinquency backstop when contractual payments are more than 30 days past due. Significant increase in credit risk since initial recognition has occurred when one of the criteria is met.

For non-retail exposures, BRR is determined on an individual borrower basis using industry and sector specific credit risk models that are based on historical data. Current and forward-looking information that is specific to the borrower, industry, and sector is considered based on expert credit judgment. Criteria for assessing significant increase in credit risk are defined at the appropriate segmentation level and vary based on the BRR of the exposure at origination. Criteria include relative changes in BRR, absolute BRR backstop, and delinquency backstop when contractual payments are more than 30 days past due. Significant increase in credit risk since initial recognition has occurred when one of the criteria is met. Refer to the Impact of COVID-19 section of this Note for considerations as a result of COVID-19.

Measurement of Expected Credit Loss

For retail exposures, ECLs are calculated as the product of PD, loss given default (LGD), and exposure at default (EAD) at each time step over the remaining expected life of the financial asset and discounted to the reporting date at the effective interest rate. PD estimates represent the forward-looking PD, updated quarterly based on the Bank’s historical experience, current conditions, and relevant forward-looking expectations over the expected life of the exposure to determine the lifetime PD curve. LGD estimates are determined based on historical charge-off events and recovery payments, current information about attributes specific to the borrower, and direct costs. Expected cash flows from collateral, guarantees, and other credit enhancements are incorporated in LGD if integral to the contractual terms. Relevant macroeconomic variables are incorporated in determining expected LGD. EAD represents the expected balance at default across the remaining expected life of the exposure. EAD incorporates forward-looking expectations about repayments of drawn balances and expectations about future draws where applicable.

For non-retail exposures, ECLs are calculated based on the present value of cash shortfalls determined as the difference between contractual cash flows and expected cash flows over the remaining expected life of the financial instrument. Lifetime PD is determined by mapping the exposure’s BRR to forward-looking PD over the expected life. LGD estimates are determined by mapping the exposure’s facility risk rating (FRR) to expected LGD which takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure. Relevant macroeconomic variables are incorporated in determining

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expected PD and LGD. Expected cash flows are determined by applying the expected LGD to the contractual cash flows to calculate cash shortfalls over the expected life of the exposure.

Forward-Looking Information

In calculating ECLs, the Bank employs internally developed models that utilize parameters for PD, LGD, and EAD. Forward-looking macroeconomic factors including at the regional level are incorporated in the risk parameters as relevant. Additional risk factors that are industry or segment specific are also incorporated, where relevant. Forward-looking macroeconomic forecasts are generated by TD Economics as part of the ECL process: A base economic forecast is accompanied with upside and downside estimates of realistically possible economic conditions. All macroeconomic forecasts are updated quarterly for each variable on a regional basis where applicable and incorporated as relevant into the quarterly modelling of base, upside and downside risk parameters used in the calculation of ECL scenarios and probability-weighted ECLs. Macroeconomic variables are statistically derived relative to the base forecast based on the historical distribution of each variable. TD Economics will apply judgment to recommend probability weights to each forecast on a quarterly basis. The proposed macroeconomic forecasts and probability weightings are subject to robust management review and challenge process by a cross-functional committee that includes representation from TD Economics, Risk, Finance, and Business. ECLs calculated under each of the three forecasts are applied against the respective probability weightings to determine the probability-weighted ECLs. Refer to the Impact of COVID-19 section of this Note for considerations as a result of COVID-19 and Note 8 for further details on the macroeconomic variables and ECL sensitivity.

Expert Credit Judgment

ECLs are recognized on initial recognition of the financial assets. Allowance for credit losses represents management’s best estimate of the risk of default and ECLs on the financial assets, including any off-balance sheet exposures, at the balance sheet date. Management exercises expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date by considering reasonable and supportable information that is not already included in the quantitative models. Refer to the Impact of COVID-19 section of this Note for considerations as a result of COVID-19.

Management’s judgment is used to determine the point within the range that is the best estimate for the qualitative component contributing to ECLs, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators and forward-looking information that are not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for credit losses and may result in a change in the allowance for credit losses.

Impact of COVID-19

As a result of COVID-19, there is a higher degree of uncertainty in determining reasonable and supportable forward-looking information used in assessing significant increase in credit risk and measuring ECLs. The Bank introduced relief programs in the second quarter that allow borrowers to temporarily defer payments of principal and/or interest on their loans and is supporting various government-assistance programs which reduce the Bank’s exposure to expected losses. Under these retail and non-retail programs and notwithstanding any other changes in credit risk, opting into a payment deferral program does not in and of itself trigger a significant increase in credit risk since initial recognition (which would result in stage migration) and does not result in additional days past due. Macroeconomic variables for the upside scenario are statistically derived relative to the base forecast based on historical distributions for each variable. For the downside scenario, since the second quarter of 2020, macroeconomic variables were based on plausible scenario analysis of COVID-19 impacts, given the lack of comparable historical data for a shock of this nature. Refer to Note 8 for additional details on the macroeconomic variables used in the forward-looking macroeconomic forecasts.

The current environment is subject to rapid change and to the extent that certain effects of COVID-19 are not fully incorporated into the model calculations, increased temporary quantitative and qualitative adjustments have been applied. This includes borrower credit scores, industry and geography specific COVID-19 impacts, payment support initiatives introduced by the Bank and governments, and the persistence of the economic shutdown, the effects of which are not yet fully reflected in the quantitative models. The Bank has performed certain additional qualitative portfolio and loan level assessments of significant increase in credit risk.

LEASES

The Bank applies judgment in determining the appropriate lease term on a lease-by-lease basis. All facts and circumstances that create an economic incentive to exercise a renewal option or not to exercise a termination option including investments in major leaseholds, branch performance and past business practice are considered. The periods covered by renewal or termination options are only included in the lease term if it is reasonably certain that the Bank will exercise the options; management considers “reasonably certain” to be a high threshold. Changes in the economic environment or changes in the industry may impact the Bank’s assessment of lease term, and any changes in the Bank’s estimate of lease terms may have a material impact on the Bank’s Consolidated Balance Sheet and Consolidated Statement of Income.

In determining the carrying amount of right-of-use (ROU) assets and lease liabilities, the Bank is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determinable. The Bank determines the incremental borrowing rate of each leased asset or portfolio of leased assets by incorporating the Bank’s creditworthiness, the security, term, and value of the ROU asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change mainly due to changes in the macroeconomic environment.

FAIR VALUE MEASUREMENTS

The fair value of financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same or similar instruments, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlations, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.

Judgment is also used in recording valuation adjustments to model fair values to account for system limitations or measurement uncertainty, such as when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may

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become more transparent, resulting in refinement of valuation models. For example, IBOR reform may also have an impact on the fair value of products that reference or use valuation models with IBOR inputs.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 5.

DERECOGNITION OF FINANCIAL INSTRUMENTS

Certain assets transferred may qualify for derecognition from the Bank’s Consolidated Balance Sheet. To qualify for derecognition certain key determinations must be made. A decision must be made as to whether the rights to receive cash flows from the financial assets have been retained or transferred and the extent to which the risks and rewards of ownership of the financial assets have been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, a decision must be made as to whether the Bank has retained control of the financial asset. Upon derecognition, the Bank will record a gain or loss on sale of those assets which is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in AOCI. In determining the fair value of any financial asset received, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, ECLs, the cost of servicing the assets, and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by the Bank. Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank’s Consolidated Balance Sheet. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows. Differences between the actual cash flows and the Bank’s estimate of future cash flows are recognized in trading income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

GOODWILL AND OTHER INTANGIBLES

The recoverable amount of the Bank’s CGUs is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, discount rates, and terminal values reflecting terminal growth rates or terminal price-earnings multiples. Management is required to use judgment in estimating the recoverable amount of CGUs, and the use of different assumptions and estimates in the calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, assumptions generated internally are compared to relevant market information. The carrying amounts of the Bank’s CGUs are determined by management using risk based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk, and operational risk, including investment capital (comprised of goodwill and other intangibles). Any capital not directly attributable to the CGUs is held within the Corporate segment. The Bank’s capital oversight committees provide oversight to the Bank’s capital allocation methodologies.

EMPLOYEE BENEFITS

The projected benefit obligation and expense related to the Bank’s pension and non-pension post-retirement benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including discount rates, compensation increases, health care cost trend rates, and mortality rates are management’s best estimates and are reviewed annually with the Bank’s actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market-related data and considers if the market-related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to value liabilities is determined by reference to market yields on high-quality corporate bonds with terms matching the plans’ specific cash flows. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experiences and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in actuarial gains and losses which are recognized in other comprehensive income during the year and also impact expenses in future periods.

INCOME TAXES

The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank’s forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.

PROVISIONS

Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank’s best estimate of all expenditures required to settle its present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.

Many of the Bank’s provisions relate to various legal actions that the Bank is involved in during the ordinary course of business. Legal provisions require the involvement of both the Bank’s management and legal counsel when assessing the probability of a loss and estimating any monetary impact. Throughout the life of a provision, the Bank’s management or legal counsel may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case basis after considering, among other factors, the progress of each case, the Bank’s experience, the experience of others in similar cases, and the opinions and views of legal counsel.

Certain of the Bank’s provisions relate to restructuring initiatives initiated by the Bank. Restructuring provisions require management’s best estimate, including forecasts of economic conditions. Throughout the life of a provision, the Bank may become aware of additional information that may impact the assessment of amounts to be incurred. Changes in these assessments may lead to changes in the amount recorded for provisions.

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INSURANCE

The assumptions used in establishing the Bank’s insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.

For property and casualty insurance, the ultimate cost of claims liabilities is estimated using a range of standard actuarial claims projection techniques in accordance with Canadian accepted actuarial practices. Additional qualitative judgment is used to assess the extent to which past trends may or may not apply in the future, in order to arrive at the estimated ultimate claims cost that present the most likely outcome taking into account all the uncertainties involved.

For life and health insurance, actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies. Critical assumptions used in the measurement of life and health insurance contract liabilities are determined by the appointed actuary.

Further information on insurance risk assumptions is provided in Note 22.

CONSOLIDATION OF STRUCTURED ENTITIES

Management judgment is required when assessing whether the Bank should consolidate an entity. For instance, it may not be feasible to determine if the Bank controls an entity solely through an assessment of voting rights for certain structured entities. In this case, judgment is required to establish whether the Bank has decision-making power over the key relevant activities of the entity and whether the Bank has the ability to use that power to absorb significant variable returns from the entity. If it is determined that the Bank has both decision-making power and significant variable returns from the entity, judgment is also used to determine whether any such power is exercised by the Bank as principal, on its own behalf, or as agent, on behalf of another counterparty.

Assessing whether the Bank has decision-making power includes understanding the purpose and design of the entity in order to determine its key economic activities. In this context, an entity’s key economic activities are those which predominantly impact the economic performance of the entity. When the Bank has the current ability to direct the entity’s key economic activities, it is considered to have decision-making power over the entity.

The Bank also evaluates its exposure to the variable returns of a structured entity in order to determine if it absorbs a significant proportion of the variable returns the entity is designed to create. As part of this evaluation, the Bank considers the purpose and design of the entity in order to determine whether it absorbs variable returns from the structured entity through its contractual holdings, which may take the form of securities issued by the entity, derivatives with the entity, or other arrangements such as guarantees, liquidity facilities, or lending commitments.

If the Bank has decision-making power over the entity and absorbs significant variable returns from the entity, it then determines if it is acting as principal or agent when exercising its decision-making power. Key factors considered include the scope of its decision-making powers; the rights of other parties involved with the entity, including any rights to remove the Bank as decision-maker or rights to participate in key decisions; whether the rights of other parties are exercisable in practice; and the variable returns absorbed by the Bank and by other parties involved with the entity. When assessing consolidation, a presumption exists that the Bank exercises decision-making power as principal if it is also exposed to significant variable returns, unless an analysis of the factors above indicates otherwise.

The decisions above are made with reference to the specific facts and circumstances relevant for the structured entity and related transaction(s) under consideration.

REVENUE FROM CONTRACTS WITH CUSTOMERS

The Bank applies judgment to determine the timing of satisfaction of performance obligations which affects the timing of revenue recognition, by evaluating the pattern in which the Bank transfers control of services promised to the customer. A performance obligation is satisfied over time when the customer simultaneously receives and consumes the benefits as the Bank performs the service. For performance obligations satisfied over time, revenue is generally recognized using the time-elapsed method which is based on time elapsed in proportion to the period over which the service is provided, for example, personal deposit account bundle fees. The time-elapsed method is a faithful depiction of the transfer of control for these services as control is transferred evenly to the customer when the Bank provides a stand-ready service or effort is expended evenly by the Bank to provide a service over the contract period. In contracts where the Bank has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Bank’s performance completed to date, the Bank recognizes revenue in the amount to which it has a right to invoice.

The Bank satisfies a performance obligation at a point in time if the customer obtains control of the promised services at that date. Determining when control is transferred requires the use of judgment. For transaction-based services, the Bank determines that control is transferred to the customer at a point in time when the customer obtains substantially all of the benefits from the service rendered and the Bank has a present right to payment, which generally coincides with the moment the transaction is executed.

The Bank exercises judgment in determining whether costs incurred in connection with acquiring new revenue contracts would meet the requirement to be capitalized as incremental costs to obtain or fulfil a contract with customers.

NOTE 4:  CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING POLICY

The following new standards were adopted by the Bank on November 1, 2019.

Leases

In January 2016, the IASB issued IFRS 16, Leases, which replaced IAS 17, Leases (IAS 17) and became effective for annual periods beginning on or after January 1, 2019, which was November 1, 2019 for the Bank.

IFRS 16 introduces a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize ROU assets and lease liabilities for arrangements that meet the definition of a lease on the commencement date. The ROU asset is initially measured as the lease liability, subject to certain adjustments, if any, and is subsequently measured at such cost less accumulated depreciation and any related accumulated impairment. The lease liability is initially measured at the present value of the future lease payments over the remaining lease term and is discounted using the Bank’s incremental borrowing rate. The lease term includes renewal and termination options that the Bank is reasonably certain to exercise, and the lease liability is remeasured when there are adjustments to future lease payments, changes in the Bank’s assumptions or strategies relating to the exercise of purchase, extension, or termination options, or updates to the incremental borrowing rate. ROU assets are recorded in Land, buildings, equipment, and other depreciable assets and lease liabilities are included in Other liabilities on the Consolidated Balance Sheet. The Consolidated Statement of Income recognizes interest expense on lease liabilities, which is calculated on an EIR basis. Secondly, depreciation expense is recognized on the ROU assets and is calculated on a straight-line basis in non-interest expense. ROU assets are depreciated over the shorter of the useful life of the underlying asset and the lease term. Any changes in useful life are applied on a prospective basis. Previously, under IAS 17, net rental expense on operating leases was recorded in non-interest expense. The net impact of these changes shifts the timing and geography of expense recognition. Short-term leases, which are defined as those that have a lease term of twelve

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months or less, and leases of low-value assets are exempt, with their payments being recognized in Non-interest expense on a straight-line basis within the Bank’s Consolidated Statement of Income. Lessor accounting remains substantially unchanged.

Upon transition to IFRS 16, the Bank adopted the new standard using the modified retrospective approach and recognized the cumulative effect of the transitional impact in opening retained earnings on November 1, 2019 with no restatement of comparative periods. The Bank has applied certain permitted practical expedients and elections including: using hindsight to determine the lease term where lease contracts contain options to extend or terminate; measuring the ROU asset retrospectively for certain leases; not reassessing contracts identified as leases under the previous accounting standards; not applying IFRS 16 to leases of intangible assets; and applying onerous lease provisions recognized as at October 31, 2019 as an alternative to performing an impairment review on the ROU assets as at November 1, 2019.

The main impact of IFRS 16 was on the Bank’s real estate leases, which were previously classified as operating leases. The Bank also leases certain equipment and other assets. On November 1, 2019, the Bank recognized $4.46 billion of ROU assets, $5.66 billion of lease liabilities, and other balance sheet adjustments and reclassifications of $0.65 billion. The decrease in retained earnings was $0.55 billion after tax. The impact to Common Equity Tier 1 (CET1) capital was a decrease of 24 basis points (bps). The following table sets forth the adjustments to the Bank’s operating lease commitments disclosed under IAS 17 as at October 31, 2019, which were used to derive the lease liabilities recognized by the Bank as at November 1, 2019:

(millions of Canadian dollars)	Amount [1]
Operating lease commitments disclosed as at October 31, 2019	$7,621
Commitments for leases that have not commenced at November 1, 2019, and commitments for non-lease payments[2]	(2,577)
Effect of recognition exemption for short-term and low value leases	(29)
Effect of extension and termination options reasonably certain to be exercised and other	4,732
Effect of discounting using the incremental borrowing rate[3]	(4,083)
Lease liabilities recognized as at November 1, 2019	$5,664

[1]	Certain amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Non-lease payments include taxes and estimated operating expenses.
[3]	The weighted average incremental borrowing rate was 2.8%.

Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC (IFRS Interpretations Committee) Interpretation 23, Uncertainty over Income Tax Treatments, which clarifies application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. The Bank adopted this interpretation on November 1, 2019 and it did not have a significant impact on the Bank.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards and framework have been issued, but are not yet effective on the date of issuance of the Bank’s Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards and framework on the Consolidated Financial Statements.

IBOR Reform and its Effects on Financial Reporting

The IASB finalized its standard setting relating to the effects of IBOR reform and on August 27, 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, for which the Bank is currently assessing the impact of adoption. The Bank adopted the IASB’s first phase of interest rate benchmark reform standard setting, Interest Rate Benchmark Reform, Amendments to IFRS 9, IAS 39, and IFRS 7, effective October 31, 2019.

Interest Rate Benchmark Reform Phase 2 addresses issues affecting financial reporting when changes are made to contractual cash flows of financial instruments or hedging relationships as a result of IBOR reform. The amendments are effective for annual periods beginning on or after January 1, 2021, with early adoption permitted. The changes relate to the modification of financial assets, financial liabilities and lessee lease liabilities, as well as providing specific hedge accounting relief and disclosure requirements. The amendments permit modification to financial assets, financial liabilities and lessee lease liabilities required as a direct consequence of IBOR reform made on an economically equivalent basis to be accounted for by updating the EIR prospectively. If the modification does not meet the practical expedient requirements, existing IFRS requirements are applied. Reliefs are also provided for an entity’s hedge accounting relationships in circumstances where changes to hedged items and hedging instruments arise as a result of IBOR reform. The amendments enable entities to amend the formal designation and documentation of a hedging relationship to reflect these changes without discontinuing the hedging relationship or designating a new hedging relationship. Permitted changes include redefining the hedged risk to reference an ARR (contractually or non-contractually specified), amending the description of the hedged item and hedging instrument to reflect the ARR, and amending the description of how the entity will assess hedge effectiveness. Additional reliefs are also provided for specific hedge accounting requirements if certain conditions are met. Hedging relationships within the scope of Interest Rate Benchmark Reform Phase 2 are the same as those within the scope of Interest Rate Benchmark Reform Phase 1. Interest Rate Benchmark Reform Phase 2 also amended IFRS 7, introducing expanded qualitative and quantitative disclosures about the risks arising from IBOR reform, how an entity is managing those risks, its progress in completing the transition to ARRs, and how it is managing the transition.

Insurance Contracts

The IASB issued IFRS 17, Insurance Contracts (IFRS 17), amended in June 2020, which replaces the guidance in IFRS 4, Insurance Contracts and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. The standard is effective for annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023 for the Bank. OSFI’s related Advisory precludes early adoption.

Conceptual Framework for Financial Reporting

In March 2018, the IASB issued the revised Conceptual Framework for Financial Reporting (Revised Conceptual Framework), which provides a set of concepts to assist the IASB in developing standards and to help preparers consistently apply accounting policies where specific accounting standards do not exist. The framework is not an accounting standard and does not override the requirements that exist in other IFRS standards. The Revised Conceptual Framework describes that financial information must be relevant and faithfully represented to be useful, provides revised definitions and recognition criteria for assets and liabilities, and confirms that different measurement bases are useful and permitted. The Revised Conceptual Framework is effective for annual periods beginning on or after January 1, 2020, which will be November 1, 2020 for the Bank. The adoption of the Revised Conceptual Framework is not expected to have a significant impact on the Bank.

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Business Combinations

In October 2018, the IASB issued a narrow-scope amendment to IFRS 3, Business Combinations (IFRS 3). The amendments provide additional guidance on the definition of a business which determines whether an acquisition is of a business or a group of assets. An acquirer recognizes goodwill only when acquiring a business, not when acquiring a group of assets. The amendment to IFRS 3 are effective for annual reporting periods beginning on or after January 1, 2020, which will be November 1, 2020 for the Bank. These amendments will be applied prospectively and are not expected to have a significant impact on the Bank.

NOTE 5:  FAIR VALUE MEASUREMENTS

Certain assets and liabilities, primarily financial instruments, are carried on the balance sheet at their fair value on a recurring basis. These financial instruments include trading loans and securities, non-trading financial assets at FVTPL, financial assets and liabilities designated at FVTPL, financial assets at FVOCI, derivatives, certain securities purchased under reverse repurchase agreements, certain deposits classified as trading, securitization liabilities at fair value, obligations related to securities sold short, and certain obligations related to securities sold under repurchase agreements. All other financial assets and financial liabilities are carried at amortized cost.

VALUATION GOVERNANCE

Valuation processes are guided by policies and procedures that are approved by senior management and subject matter experts. Senior Executive oversight over the valuation process is provided through various valuation-related committees. Further, the Bank has a number of additional controls in place, including an independent price verification process to ensure the accuracy of fair value measurements reported in the financial statements. The sources used for independent pricing comply with the standards set out in the approved valuation-related policies, which include consideration of the reliability, relevancy, and timeliness of data.

METHODS AND ASSUMPTIONS

The Bank calculates fair values for measurement and disclosure purposes based on the following methods of valuation and assumptions:

Government and Government-Related Securities

The fair value of Canadian government debt securities is based on quoted prices in active markets, where available. Where quoted prices are not available, valuation techniques such as discounted cash flow models may be used, which maximize the use of observable inputs such as government bond yield curves.

The fair value of U.S. federal and state government, as well as agency debt securities, is determined by reference to recent transaction prices, broker quotes, or third-party vendor prices. Brokers or third-party vendors may use a pool-specific valuation model to value these securities. Observable market inputs to the model include to-be-announced market prices, the applicable indices, and metrics such as the coupon, maturity, and weighted-average maturity of the pool. Market inputs used in the valuation model include, but are not limited to, indexed yield curves and trading spreads.

The fair value of other OECD government guaranteed debt is based on broker quotes and third-party vendor prices, or where these quotes or prices are not readily available, other valuation techniques, such as discounted cash flow models, may be used. Market inputs used in other valuation techniques or broker quotes and third-party vendor prices include government bond yield curves and trade execution data.

The fair value of residential mortgage-backed securities (MBS) is based on broker quotes, third-party vendor prices, or other valuation techniques, such as the use of option-adjusted spread models which include inputs such as prepayment rate assumptions related to the underlying collateral. Observable inputs include, but are not limited to, indexed yield curves and bid-ask spreads. Other inputs may include volatility assumptions derived using Monte Carlo simulations and take into account factors such as counterparty credit quality and liquidity.

Other Debt Securities

The fair value of corporate and other debt securities is based on broker quotes, third-party vendor prices, or other valuation techniques, such as discounted cash flow techniques. Market inputs used in the other valuation techniques or underlying third-party vendor prices or broker quotes include benchmark and government bond yield curves, credit spreads, and trade execution data.

Asset-backed securities are primarily fair valued using third-party vendor prices. The third-party vendor employs a valuation model which maximizes the use of observable inputs such as benchmark yield curves and bid-ask spreads. The model also takes into account relevant data about the underlying collateral, such as weighted-average terms to maturity and prepayment rate assumptions.

Equity Securities

The fair value of equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, such as for private equity securities, or where there is a wide bid-ask spread, fair value is determined based on quoted market prices for similar securities or through valuation techniques, including discounted cash flow analysis, multiples of earnings before taxes, depreciation and amortization, and other relevant valuation techniques.

If there are trading restrictions on the equity security held, a valuation adjustment is recognized against available prices to reflect the nature of the restriction. However, restrictions that are not part of the security held and represent a separate contractual arrangement that has been entered into by the Bank and a third party do not impact the fair value of the original instrument.

Retained Interests

Retained interests are classified as trading securities and are initially recognized at their relative fair market value. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows. Differences between the actual cash flows and the Bank’s estimate of future cash flows are recognized in income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

Loans

The estimated fair value of loans carried at amortized cost reflects changes in market price that have occurred since the loans were originated or purchased. For fixed-rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at current market interest rates for loans with similar credit risks. For floating-rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market

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frequently. On that basis, fair value is assumed to approximate carrying value. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk.

The fair value of loans carried at FVTPL, which includes trading loans and non-trading loans at FVTPL, is determined using observable market prices, where available. Where the Bank is a market maker for loans traded in the secondary market, fair value is determined using executed prices, or prices for comparable trades. For those loans where the Bank is not a market maker, the Bank obtains broker quotes from other reputable dealers, and corroborates this information using valuation techniques or by obtaining consensus or composite prices from pricing services.

The fair value of loans carried at FVOCI is assumed to approximate amortized cost as they are generally floating rate performing loans that are short term in nature.

Commodities

The fair value of commodities is based on quoted prices in active markets, where available. The Bank also transacts commodity derivative contracts which can be traded on an exchange or in OTC markets.

Derivative Financial Instruments

The fair value of exchange-traded derivative financial instruments is based on quoted market prices. The fair value of OTC derivative financial instruments is estimated using well established valuation techniques, such as discounted cash flow techniques, the Black-Scholes model, and Monte Carlo simulation. The valuation models incorporate inputs that are observable in the market or can be derived from observable market data.

Prices derived by using models are recognized net of valuation adjustments. The inputs used in the valuation models depend on the type of derivative and the nature of the underlying instrument and are specific to the instrument being valued. Inputs can include, but are not limited to, interest rate yield curves, foreign exchange rates, dividend yield projections, commodity spot and forward prices, recovery rates, volatilities, spot prices, and correlation.

A credit valuation adjustment (CVA) is recognized against the model value of OTC derivatives to account for the uncertainty that either counterparty in a derivative transaction may not be able to fulfil its obligations under the transaction. In determining CVA, the Bank takes into account master netting agreements and collateral, and considers the creditworthiness of the counterparty and of the Bank itself, using market observed or proxy credit spreads, in assessing potential future amounts owed to, or by the Bank.

The fair value of a derivative is partly a function of collateralization. The Bank uses the relevant overnight index swap curve to discount the cash flows for collateralized derivatives as most collateral is posted in cash and can be funded at the overnight rate.

A funding valuation adjustment (FVA) is recognized against the model value of OTC derivatives to recognize the market implied funding costs and benefits considered in the pricing and fair valuation of uncollateralized derivatives. Some of the key drivers of FVA include the market implied funding spread and the expected average exposure by counterparty.

The Bank will continue to monitor industry practice on valuation adjustments and may refine the methodology as market practices evolve.

Deposits

The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms.

For deposits with no defined maturities, the Bank considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.

For trading deposits and deposits designated at FVTPL, which is included in financial liabilities designated at FVTPL, fair value is determined using discounted cash flow valuation techniques which maximize the use of observable market inputs such as benchmark yield curves and foreign exchange rates. The Bank considers the impact of its own creditworthiness in the valuation of these deposits by reference to observable market inputs.

Securitization Liabilities

The fair value of securitization liabilities is based on quoted market prices or quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques, which maximize the use of observable inputs, such as Canada Mortgage Bond (CMB) curves and MBS curves.

Obligations Related to Securities Sold Short

The fair value of these obligations is based on the fair value of the underlying securities, which can include equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that of the relevant underlying equity or debt securities.

Securities Purchased Under Reverse Repurchase Agreements and Obligations Related to Securities Sold under Repurchase Agreements

Commodities and bonds purchased or sold with an agreement to sell or repurchase them at a later date at a fixed price are carried at fair value. The fair value of these agreements is based on valuation techniques such as discounted cash flow models which maximize the use of observable market inputs such as interest rate swap curves and commodity forward prices.

Subordinated Notes and Debentures

The fair value of subordinated notes and debentures are based on quoted market prices for similar issues or current rates offered to the Bank for debt of equivalent credit quality and remaining maturity.

Portfolio Exception

IFRS 13, Fair Value Measurement provides a measurement exception that allows an entity to determine the fair value of a group of financial assets and liabilities with offsetting risks based on the sale or transfer of its net exposure to a particular risk or risks. The Bank manages certain financial assets and financial liabilities, such as derivative assets and derivative liabilities, on the basis of net exposure to a particular risk, or risks; and uses mid-market prices as a basis for establishing fair values for the offsetting risk positions and applies the most representative price within the bid-ask spread to the net open position, as appropriate. Refer to Note 2 for further details on the use of the portfolio exception to establish fair value.

Fair Value of Assets and Liabilities not carried at Fair Value

The fair value of assets and liabilities subsequently not carried at fair value include most loans, most deposits, certain debt securities, certain securitization liabilities, most securities purchased under reverse repurchase agreements, most obligations relating to securities sold under repurchase agreements, and subordinated notes and debentures. For these instruments, fair values are calculated for disclosure purposes only, and the valuation techniques are disclosed above. In addition, the Bank has determined that the carrying value approximates the fair value for the following assets and liabilities as they are usually liquid

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floating rate financial instruments and are generally short term in nature: cash and due from banks, interest-bearing deposits with banks, securities purchased under reverse repurchase agreements, customers’ liability under acceptances, amounts receivable from brokers, dealers, and clients, other assets, acceptances, obligations related to securities sold under repurchase agreements, amounts payable to brokers, dealers, and clients, and other liabilities.

Carrying Value and Fair Value of Financial Instruments not carried at Fair Value

The fair values in the following table exclude assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

Financial Assets and Liabilities not carried at Fair Value1

(millions of Canadian dollars)			As at
	October 31, 2020		October 31, 2019
	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Debt securities at amortized cost, net of allowance for credit losses
Government and government-related securities	$174,592	$175,500	$78,275	$78,374
Other debt securities	53,087	53,373	52,222	52,370
Total debt securities at amortized cost, net of allowance for credit losses	227,679	228,873	130,497	130,744
Total loans, net of allowance for loan losses	717,523	727,197	684,608	688,154
Total financial assets not carried at fair value	$945,202	$956,070	$815,105	$818,898

FINANCIAL LIABILITIES
Deposits	$1,135,333	$1,137,624	$886,977	$892,597
Securitization liabilities at amortized cost	15,768	16,143	14,086	14,258
Subordinated notes and debentures	11,477	12,374	10,725	11,323
Total financial liabilities not carried at fair value	$1,162,578	$1,166,141	$911,788	$918,178

[1]	This table excludes financial assets and liabilities where the carrying amount is a reasonable approximation of fair value.

Fair Value Hierarchy

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Fair value is based on quoted market prices for identical assets or liabilities that are traded in an active exchange market or highly liquid and actively traded in OTC markets.

Level 2: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3: Fair value is based on non-observable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially recognized at their transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using valuation models, discounted cash flow methodologies, or similar techniques.

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The following table presents the levels within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis as at October 31, 2020 and October 31, 2019.

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis
(millions of Canadian dollars)									As at
	October 31, 2020					October 31, 2019
	Level 1	Level 2	Level 3	Total	[1]	Level 1	Level 2	Level 3	Total	[1]

FINANCIAL ASSETS AND COMMODITIES
Trading loans, securities, and other[2]
Government and government-related securities
Canadian government debt
Federal	$351	$21,141	$–	$21,492		$395	$10,521	$–	$10,916
Provinces	–	8,468	–	8,468		–	8,510	8	8,518
U.S. federal, state, municipal governments, and agencies debt	–	22,809	16	22,825		–	19,133	–	19,133
Other OECD government guaranteed debt	–	4,563	–	4,563		–	4,132	–	4,132
Mortgage-backed securities	–	1,690	–	1,690		–	1,746	–	1,746
Other debt securities
Canadian issuers	–	5,613	2	5,615		–	5,129	3	5,132
Other issuers	–	13,352	1	13,353		–	13,547	1	13,548
Equity securities
Common shares	43,803	39	–	43,842		56,058	61	–	56,119
Preferred shares	37	–	–	37		57	–	–	57
Trading loans	–	12,959	–	12,959		–	12,482	–	12,482
Commodities	12,976	484	–	13,460		13,761	437	–	14,198
Retained interests	–	14	–	14		–	19	–	19
	57,167	91,132	19	148,318		70,271	75,717	12	146,000
Non-trading financial assets at fair value through profit or loss
Securities	232	4,027	571	4,830		229	3,985	493	4,707
Loans	–	3,715	3	3,718		–	1,791	5	1,796
	232	7,742	574	8,548		229	5,776	498	6,503
Derivatives
Interest rate contracts	22	17,937	–	17,959		22	14,794	–	14,816
Foreign exchange contracts	13	29,605	2	29,620		24	30,623	3	30,650
Credit contracts	–	19	–	19		–	16	–	16
Equity contracts	5	3,855	370	4,230		1	1,298	589	1,888
Commodity contracts	383	2,022	9	2,414		266	1,246	12	1,524
	423	53,438	381	54,242		313	47,977	604	48,894
Financial assets designated at fair value through profit or loss
Securities[2]	–	4,739	–	4,739		–	4,040	–	4,040
	–	4,739	–	4,739		–	4,040	–	4,040
Financial assets at fair value through other comprehensive income
Government and government-related securities
Canadian government debt
Federal	–	14,126	–	14,126		–	9,663	–	9,663
Provinces	–	16,502	–	16,502		–	12,927	–	12,927
U.S. federal, state, municipal governments, and agencies debt	–	33,034	–	33,034		–	40,737	–	40,737
Other OECD government guaranteed debt	–	10,756	–	10,756		–	14,407	–	14,407
Mortgage-backed securities	–	3,865	–	3,865		–	5,437	–	5,437
Other debt securities
Asset-backed securities	–	10,006	–	10,006		–	15,888	–	15,888
Non-agency collateralized mortgage obligation portfolio	–	–	–	–		–	247	–	247
Corporate and other debt	–	9,875	20	9,895		–	7,810	24	7,834
Equity securities
Common shares	819	15	1,553	2,387		89	2	1,507	1,598
Preferred shares	186	–	26	212		198	–	44	242
Loans	–	2,502	–	2,502		–	2,124	–	2,124
	1,005	100,681	1,599	103,285		287	109,242	1,575	111,104
Securities purchased under reverse repurchase agreements	–	7,395	–	7,395		–	4,843	–	4,843
FINANCIAL LIABILITIES
Trading deposits	–	14,528	4,649	19,177		–	22,793	4,092	26,885
Derivatives
Interest rate contracts	14	19,022	96	19,132		19	14,404	83	14,506
Foreign exchange contracts	14	27,300	–	27,314		21	29,374	4	29,399
Credit contracts	–	327	–	327		–	420	–	420
Equity contracts	–	3,360	1,077	4,437		–	2,877	1,514	4,391
Commodity contracts	355	1,611	27	1,993		266	1,040	29	1,335
	383	51,620	1,200	53,203		306	48,115	1,630	50,051
Securitization liabilities at fair value	–	13,718	–	13,718		–	13,058	–	13,058
Financial liabilities designated at fair value through profit or loss	–	59,641	24	59,665		–	105,110	21	105,131
Obligations related to securities sold short [2]	1,039	33,960	–	34,999		878	28,778	–	29,656
Obligations related to securities sold under repurchase agreements	–	3,675	–	3,675		–	2,973	–	2,973

[1]	Fair value is the same as carrying value.
[2]	Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).

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The Bank’s policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period. Assets are transferred between Level 1 and Level 2 depending on if there is sufficient frequency and volume in an active market.

There were no significant transfers between Level 1 and Level 2 during the years ended October 31, 2020 and October 31, 2019.

Movements of Level 3 instruments

Significant transfers into and out of Level 3 occur mainly due to the following reasons:

•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•

Transfers from Level 2 to Level 3 occur when an instrument’s fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant unobservable inputs.

Due to the unobservable nature of the inputs used to value Level 3 financial instruments there may be uncertainty about the valuation of these instruments. The fair value of Level 3 instruments may be drawn from a range of reasonably possible alternatives. In determining the appropriate levels for these unobservable inputs, parameters are chosen so that they are consistent with prevailing market evidence and management judgment.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 36

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 unobservable inputs for the years ended October 31, 2020 and October 31, 2019.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)	Fair value as at November 1 2019	Total realized and unrealized gains (losses)		Movements		Transfers		Fair value as at October 31 2020	Change in unrealized gains (losses) on instruments still held[5]
		Included in income[1]	Included in OCI[2,3]	Purchases/ Issuances	Sales/ Settlements[4]	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government- related securities
Canadian government debt
Provinces	$8	$–	$–	$–	$(8)	$–	$–	$–	$–
U.S. federal, state, municipal governments and agencies debt	–	(1)	–	–	–	17	–	16	–
Other debt securities
Canadian issuers	3	–	–	–	(1)	2	(2)	2	–

Other issuers	1	–	–	29	(40)	16	(5)	1	–

	12	(1)	–	29	(49)	35	(7)	19	–
Non-trading financial assets at fair value through profit or loss
Securities	493	12	–	118	(52)	–	–	571	(2)

Loans	5	–	–	–	(2)	–	–	3	–

	498	12	–	118	(54)	–	–	574	(2)

Financial assets at fair value through other comprehensive income
Government and government- related securities
Other OECD government guaranteed debt	–	–	–	–	–	–	–	–	–
Other debt securities
Asset-backed securities	–	–	–	–	–	–	–	–	–
Corporate and other debt	24	–	(4)	–	–	–	–	20	(4)
Equity securities
Common shares	1,507	–	(4)	48	2	–	–	1,553	(4)

Preferred shares	44	–	(19)	2	(1)	–	–	26	(20)
	$1,575	$–	$(27)	$50	$1	$–	$–	$1,599	$(28)

FINANCIAL LIABILITIES

Trading deposits[6]	$(4,092)	$214	$–	$(3,334)	$2,558	$(3)	$8	$(4,649)	$328
Derivatives[7]
Interest rate contracts	(83)	(43)	–	–	30	–	–	(96)	(17)
Foreign exchange contracts	(1)	2	–	–	–	1	–	2	1
Equity contracts	(925)	172	–	(101)	146	(1)	2	(707)	172

Commodity contracts	(17)	(42)	–	–	41	–	–	(18)	(16)

	(1,026)	89	–	(101)	217	–	2	(819)	140

Financial liabilities designated at fair value through profit or loss	(21)	112	–	(202)	87	–	–	(24)	112
Obligations related to securities sold short	–	–	–	–	–	(6)	6	–	–

[1]	Gains/losses on financial assets and liabilities are recognized within Non-interest income on the Consolidated Statement of Income.
[2]	Other comprehensive income.
[3]	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI. Refer to Note 7 for further details.
[4]	Includes foreign exchange.
[5]	Changes in unrealized gains/losses on financial assets at FVOCI are recognized in AOCI.
[6]	Issuances and repurchases of trading deposits are reported on a gross basis.
[7]

As at October 31, 2020, consists of derivative assets of $0.4 billion (November 1, 2019 – $0.6 billion) and derivative liabilities of $1.2 billion (November 1, 2019 – $1.6 billion), which have been netted in this table for presentation purposes only.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 37

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)	Fair value as at November 1 2018	Total realized and unrealized gains (losses)			Movements		Transfers	Fair value as at October 31 2019	Change in unrealized gains (losses) on instruments still held[5]
		Included in income[1]	Included in OCI[2,3]	Purchases/ Issuances	Sales/ Settlements [4]	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government- related securities
Canadian government debt
Provinces	$3	$–	$–	$–	$(50)	$55	$–	$8	$–
Other debt securities
Canadian issuers	1	–	–	1	(2)	4	(1)	3	–

Other issuers	16	1	–	2	(24)	20	(14)	1	–

	20	1	–	3	(76)	79	(15)	12	–
Non-trading financial assets at fair value through profit or loss
Securities	408	97	–	317	(329)	–	–	493	20

Loans	19	4	–	5	(23)	–	–	5	1

	427	101	–	322	(352)	–	–	498	21

Financial assets at fair value through other comprehensive income
Government and government- related securities
Other OECD government guaranteed debt	200	24	–	–	(224)	–	–	–	–
Other debt securities
Asset-backed securities	562	–	–	–	–	–	(562)	–	–
Corporate and other debt	24	–	–	–	–	–	–	24	–
Equity securities
Common shares	1,492	–	(3)	31	(13)	–	–	1,507	(4)

Preferred shares	135	–	(16)	1	(75)	–	(1)	44	(23)
	$2,413	$24	$(19)	$32	$(312)	$–	$(563)	$1,575	$(27)

FINANCIAL LIABILITIES

Trading deposits[6]	$(3,024)	$(380)	$–	$(2,030)	$1,342	$–	$–	$(4,092)	$(243)
Derivatives[7]
Interest rate contracts	(63)	(22)	–	–	6	(4)	–	(83)	(32)
Foreign exchange contracts	1	–	–	–	–	(5)	3	(1)	(1)
Equity contracts	(624)	(472)	–	(127)	298	–	–	(925)	(460)

Commodity contracts	27	(33)	–	–	(11)	–	–	(17)	(20)

	(659)	(527)	–	(127)	293	(9)	3	(1,026)	(513)

Financial liabilities designated at fair value through profit or loss	(14)	104	–	(187)	76	–	–	(21)	65
Obligations related to securities sold short	–	–	–	1	–	–	(1)	–	–

[1]	Gains/losses on financial assets and liabilities are recognized within Non-interest income on the Consolidated Statement of Income.
[2]	Other comprehensive income.
[3]	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI. Refer to Note 7 for further details.
[4]	Includes foreign exchange.
[5]	Changes in unrealized gains/losses on financial assets at FVOCI are recognized in AOCI.
[6]	Issuances and repurchases of trading deposits are reported on a gross basis.
[7]

As at October 31, 2019, consists of derivative assets of $0.6 billion (November 1, 2018 – $0.5 billion) and derivative liabilities of $1.6 billion (November 1, 2018 – $1.2 billion), which have been netted in this table for presentation purposes only.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 38

VALUATION OF ASSETS AND LIABILITIES CLASSIFIED AS LEVEL 3

Significant unobservable inputs in Level 3 positions

The following section discusses the significant unobservable inputs for Level 3 positions and assesses the potential effect that a change in each unobservable input may have on the fair value measurement.

Price Equivalent

Certain financial instruments, mainly debt and equity securities, are valued using price equivalents when market prices are not available, with fair value measured by comparison with observable pricing data from instruments with similar characteristics. For debt securities, the price equivalent is expressed in ‘points’, and represents a percentage of the par amount, and prices at the lower end of the range are generally a result of securities that are written down. For equity securities, the price equivalent is based on a percentage of a proxy price. There may be wide ranges depending on the liquidity of the securities. New issuances of debt and equity securities are priced at 100% of the issue price.

Correlation

The movements of inputs are not necessarily independent from other inputs. Such relationships, where material to the fair value of a given instrument, are captured via correlation inputs into the pricing models. The Bank includes correlation between the asset class, as well as across asset classes. For example, price correlation is the relationship between prices of equity securities in equity basket derivatives, and quanto correlation is the relationship between instruments which settle in one currency and the underlying securities which are denominated in another currency.

Implied Volatility

Implied volatility is the value of the volatility of the underlying instrument which, when input in an option pricing model, such as Black-Scholes, will return a theoretical value equal to the current market price of the option. Implied volatility is a forward-looking and subjective measure, and differs from historical volatility because the latter is calculated from known past returns of a security.

Funding ratio

The funding ratio is a significant unobservable input required to value loan commitments issued by the Bank. The funding ratio represents an estimate of the percentage of commitments that are ultimately funded by the Bank. The funding ratio is based on a number of factors such as observed historical funding percentages within the various lending channels and the future economic outlook, considering factors including, but not limited to, competitive pricing and fixed/variable mortgage rate gap. An increase/decrease in funding ratio will increase/decrease the value of the lending commitment in relationship to prevailing interest rates.

Earnings Multiple, Discount Rate, and Liquidity Discount

Earnings multiple, discount rate, and liquidity discount are significant inputs used when valuing certain equity securities and certain retained interests. Earnings multiples are selected based on comparable entities and a higher multiple will result in a higher fair value. Discount rates are applied to cash flow forecasts to reflect time value of money and the risks associated with the cash flows. A higher discount rate will result in a lower fair value. Liquidity discounts may be applied as a result of the difference in liquidity between the comparable entity and the equity securities being valued.

Currency-Specific Swap Curve

The fair value of foreign exchange contracts is determined using inputs such as foreign exchange spot rates and swap curves. Generally, swap curves are observable, but there may be certain durations or currency-specific foreign exchange spot and currency-specific swap curves that are not observable.

Dividend Yield

Dividend yield is a key input for valuing equity contracts and is generally expressed as a percentage of the current price of the stock. Dividend yields can be derived from the repo or forward price of the actual stock being fair valued. Spot dividend yields can also be obtained from pricing sources, if it can be demonstrated that spot yields are a good indication of future dividends.

Inflation Rate Swap Curve

The fair value of inflation rate swap contracts is a swap between the interest rate curve and the inflation index. The inflation rate swap spread is not observable and is determined using proxy inputs such as inflation index rates and Consumer Price Index (CPI) bond yields. Generally, swap curves are observable; however, there may be instances where certain specific swap curves are not observable.

Net Asset Value

The fair value of certain private funds is based on the net asset value determined by the fund managers based on valuation methodologies, as there are no observable prices for these instruments.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 39

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities

The following table presents the Bank’s assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable, and a range of values for those unobservable inputs. The range of values represents the highest and lowest inputs used in calculating the fair value.

Valuation Techniques and Inputs Used in the Fair Value Measurement of Level 3 Assets and Liabilities
								As at
				October 31, 2020		October 31, 2019
	Valuation technique	Significant unobservable inputs (Level 3)		Lower range	Upper range	Lower range	Upper range	Unit
Government and government-related securities	Market comparable	Bond price equivalent		19	116	101	158	points

Other debt securities	Market comparable	Bond price equivalent		–	111	–	113	points

Equity securities[1]	Market comparable	New issue price		100	100	100	100	%
	Discounted cash flow	Discount rate		9	9	9	9	%
	EBITDA multiple	Earnings multiple		n/a	n/a	3.5	3.5	times
	Market comparable	Price equivalent		23	23	79	80	%

Non-trading financial assets at fair value through profit or loss	Market comparable	New issue price		100	100	100	100	%
	Discounted cash flow	Discount rates		20	20	8	20	%
	EBITDA multiple	Earnings multiple		1.5	16.0	1.1	6.7	times
	Price-based	Net Asset Value	[2]	n/a	n/a	n/a	n/a

Derivatives
Interest rate contracts	Swaption model	Currency-specific volatility		n/a	n/a	27	325	%
	Discounted cash flow	Inflation rate swap curve		1	2	1	2	%
	Option model	Funding ratio		60	75	60	75	%

Foreign exchange contracts	Option model	Currency-specific volatility		4	18	4	12	%

Equity contracts	Option model	Price correlation		(16)	95	(19)	97	%
		Quanto correlation		10	68	10	68	%
		Dividend yield		–	10	–	8	%
		Equity volatility		8	117	7	124	%
	Market comparable	New issue price		100	100	100	100	%

Commodity contracts	Option model	Quanto correlation		(66)	(46)	(66)	(46)%
		Swaption correlation		73	85	44	56
								%
Trading deposits	Option model	Price correlation		(16)	98	(19)	97	%
		Quanto correlation		(35)	68	(43)	68	%
		Dividend yield		–	11	–	16	%
		Equity volatility		7	284	7	96	%
	Swaption model	Currency-specific volatility		21	462	25	325	%

Financial liabilities designated at fair value through profit or loss	Option model	Funding ratio		1	70	2	70	%

[1]

As at October 31, 2020, common shares exclude the fair value of Federal Reserve stock and Federal Home Loan Bank stock of $1.5 billion (October 31, 2019 – $1.5 billion) which are redeemable by the issuer at cost which approximates fair value. These securities cannot be traded in the market, hence, these securities have not been subjected to the sensitivity analysis.

[2]	Net asset value information for private funds has not been disclosed due to the wide range in prices for these instruments.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 40

The following table summarizes the potential effect of using reasonably possible alternative assumptions for financial assets and financial liabilities held, that are classified in Level 3 of the fair value hierarchy as at October 31. For interest rate derivatives, the Bank performed a sensitivity analysis on the unobservable implied volatility. For equity derivatives, the sensitivity was calculated by using reasonably possible alternative assumptions by shocking dividends, correlation, or the price and volatility of the underlying equity instrument. For non-trading securities at FVTPL and equity securities at FVOCI, the sensitivity was calculated based on an upward and downward shock of the fair value reported. For trading deposits, the sensitivity was calculated by varying unobservable inputs which may include volatility, credit spreads, and correlation.

Sensitivity Analysis of Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)				As at
	October 31, 2020		October 31, 2019
	Impact to net assets		Impact to net assets
	Decrease in fair value	Increase in fair value	Decrease in fair value	Increase in fair value
FINANCIAL ASSETS
Non-trading financial assets at fair value through profit or loss
Securities	$57	$27	$49	$23
Loans	–	–	1	1
	57	27	50	24
Derivatives
Equity contracts	18	27	14	17
Financial assets at fair value through other comprehensive income
Other debt securities
Corporate and other debt	–	–	2	2
Equity securities
Common shares	6	3	6	3
Preferred shares	7	4	10	4
	13	7	18	9

FINANCIAL LIABILITIES
Trading deposits	33	72	23	32
Derivatives
Interest rate contracts	12	10	20	14
Equity contracts	71	52	41	35
	83	62	61	49
Financial liabilities designated at fair value through profit or loss	1	3	2	2
Total	$205	$198	$168	$133

The best evidence of a financial instrument’s fair value at initial recognition is its transaction price unless the fair value of the instrument is evidenced by comparison with other observable current market transactions in the same instrument (that is, without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. Consequently, the difference between the fair value using other observable current market transactions or a valuation technique using observable inputs and the transaction price results in an unrealized gain or loss at initial recognition.

The difference between the transaction price at initial recognition and the value determined at that date using a valuation technique with significant non-observable inputs is not recognized in income until the significant non-observable inputs used to value the instruments become observable. The following table summarizes the aggregate difference yet to be recognized in net income due to the difference between the transaction price and the amount determined using valuation techniques with significant non-observable inputs at initial recognition.

(millions of Canadian dollars)	For the years ended October 31
	2020	2019
Balance as at beginning of year	$15	$14
New transactions	87	38
Recognized in the Consolidated Statement of Income during the year	(66)	(37)
Balance as at end of year	$36	$15

FINANCIAL ASSETS DESIGNATED AT FAIR VALUE

Securities Designated at Fair Value through Profit or Loss

Certain securities supporting insurance reserves within the Bank’s insurance underwriting subsidiaries have been designated at FVTPL to eliminate or significantly reduce an accounting mismatch. The actuarial valuation of the insurance reserve is measured using a discount factor which is based on the yield of the supporting invested assets, which includes the securities designated at FVTPL, with changes in the discount factor being recognized on the Consolidated Statement of Income. The unrealized gains or losses on securities designated at FVTPL are recognized on the Consolidated Statement of Income in the same period as gains or losses resulting from changes to the discount rate used to value the insurance liabilities.

In addition, certain debt securities have been designated at FVTPL as they are economically hedged with derivatives and the designation eliminates or significantly reduces an accounting mismatch. The derivatives are carried at fair value, with changes in fair value recognized in non-interest income.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 41

Fair Value Hierarchy for Assets and Liabilities not carried at Fair Value

The following table presents the levels within the fair value hierarchy for each of the financial assets and liabilities not carried at fair value as at October 31, 2020 and October 31, 2019, but for which fair value is disclosed.

Fair Value Hierarchy for Assets and Liabilities not carried at Fair Value[1]
(millions of Canadian dollars)								As at
	October 31, 2020				October 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

ASSETS
Debt securities at amortized cost, net of allowance for credit losses
Government and government-related securities	$919	$174,571	$10	$175,500	$169	$78,195	$10	$78,374
Other debt securities	–	53,371	2	53,373	–	52,368	2	52,370
Total debt securities at amortized cost, net of allowance for credit losses	919	227,942	12	228,873	169	130,563	12	130,744
Total loans, net of allowance for loan losses	–	236,287	490,910	727,197	–	221,405	466,749	688,154
Total assets with fair value disclosures	$919	$464,229	$490,922	$956,070	$169	$351,968	$466,761	$818,898

LIABILITIES
Deposits	$–	$1,137,624	$–	$1,137,624	$–	$892,597	$–	$892,597
Securitization liabilities at amortized cost	–	16,143	–	16,143	–	14,258	–	14,258
Subordinated notes and debentures	–	12,374	–	12,374	–	11,323	–	11,323
Total liabilities with fair value disclosures	$–	$1,166,141	$–	$1,166,141	$–	$918,178	$–	$918,178
[1]	This table excludes financial assets and liabilities where the carrying amount is a reasonable approximation of fair value.

NOTE 6: OFFSETTING FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The Bank enters into netting agreements with counterparties (such as clearing houses) to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending transactions, and OTC and exchange-traded derivatives. These netting agreements and similar arrangements generally allow the counterparties to set-off liabilities against available assets received. The right to set-off is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying against that amount an amount receivable from the other party. These agreements effectively reduce the Bank’s credit exposure by what it would have been if those same counterparties were liable for the gross exposure on the same underlying contracts.

Netting arrangements are typically constituted by a master netting agreement which specifies the general terms of the agreement between the counterparties, including information on the basis of the netting calculation, types of collateral, and the definition of default and other termination events for transactions executed under the agreement. The master netting agreements contain the terms and conditions by which all (or as many as possible) relevant transactions between the counterparties are governed. Multiple individual transactions are subsumed under this general master netting agreement, forming a single legal contract under which the counterparties conduct their relevant mutual business. In addition to the mitigation of credit risk, placing individual transactions under a single master netting agreement that provides for netting of transactions in scope also helps to mitigate settlement risks associated with transacting in multiple jurisdictions or across multiple contracts. These arrangements include clearing agreements, global master repurchase agreements, and global master securities lending agreements.

In the normal course of business, the Bank enters into numerous contracts to buy and sell goods and services from various suppliers. Some of these contracts may have netting provisions that allow for the offset of various trade payables and receivables in the event of default of one of the parties. While these are not disclosed in the following table, the gross amount of all payables and receivables to and from the Bank’s vendors is disclosed in Note 16 in accounts receivable and other items, and in Note 18 in accounts payable, accrued expenses, and other items.

The Bank also enters into regular way purchases and sales of stocks and bonds. Some of these transactions may have netting provisions that allow for the offset of broker payables and broker receivables related to these purchases and sales. While these are not disclosed in the following table, the amount of receivables are disclosed in amounts receivable from brokers, dealers, and clients and payables are disclosed in amounts payable to brokers, dealers, and clients.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 42

The following table provides a summary of the financial assets and liabilities which are subject to enforceable master netting agreements and similar arrangements, including amounts not otherwise set off on the Consolidated Balance Sheet, as well as financial collateral received to mitigate credit exposures for these financial assets and liabilities. The gross financial assets and liabilities are reconciled to the net amounts presented within the associated line on the Consolidated Balance Sheet, after giving effect to transactions with the same counterparties that have been offset on the Consolidated Balance Sheet. Related amounts and collateral received that are not offset on the Consolidated Balance Sheet, but are otherwise subject to the same enforceable netting agreements and similar arrangements, are then presented to arrive at a net amount.

Offsetting Financial Assets and Financial Liabilities
(millions of Canadian dollars)					As at
					October 31, 2020
				Amounts subject to an enforceable master netting arrangement or similar agreement that are not offset in the Consolidated Balance Sheet[1,2]
	Gross amounts of recognized financial instruments before balance sheet netting	Gross amounts of recognized financial instruments offset in the Consolidated Balance Sheet	Net amount of financial instruments presented in the Consolidated Balance Sheet	Amounts subject to an enforceable master netting agreement	Collateral	Net Amount

Financial Assets
Derivatives	$55,732	$1,490	$54,242	$34,970	$8,914	$10,358

Securities purchased under reverse repurchase agreements	198,273	29,111	169,162	38,335	129,682	1,145

Total	254,005	30,601	223,404	73,305	138,596	11,503

Financial Liabilities
Derivatives	54,693	1,490	53,203	34,970	16,998	1,235

Obligations related to securities sold under repurchase agreements	217,987	29,111	188,876	38,335	149,882	659
Total	$272,680	$30,601	$242,079	$73,305	$166,880	$1,894

					October 31, 2019

Financial Assets
Derivatives	$55,973	$7,079	$48,894	$32,664	$8,840	$7,390

Securities purchased under reverse repurchase agreements	180,054	14,119	165,935	14,430	141,903	9,602

Total	236,027	21,198	214,829	47,094	150,743	16,992

Financial Liabilities
Derivatives	57,130	7,079	50,051	32,664	17,387	–

Obligations related to securities sold under repurchase agreements	139,975	14,119	125,856	14,430	110,995	431
Total	$197,105	$21,198	$175,907	$47,094	$128,382	$431

[1]	Excess collateral as a result of overcollateralization has not been reflected in the table.
[2]	Includes amounts where the contractual set-off rights are subject to uncertainty under the laws of the relevant jurisdiction.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 43

NOTE 7:  SECURITIES

Remaining Terms to Maturities of Securities

The remaining terms to contractual maturities of the securities held by the Bank are shown on the following table.

Securities Maturity Schedule[1]
(millions of Canadian dollars)								As at
							October 31 2020	October 31 2019
	Remaining terms to maturities[2]
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	Total	Total

Trading securities
Government and government-related securities
Canadian government debt
Federal	$16,124	$1,774	$431	$2,335	$828	$–	$21,492	$10,916
Provinces	1,621	984	904	917	4,042	–	8,468	8,518
U.S. federal, state, municipal governments, and agencies debt	4,615	5,466	5,235	781	6,728	–	22,825	19,133
Other OECD government-guaranteed debt	1,085	915	554	1,460	549	–	4,563	4,132
Mortgage-backed securities
Residential	299	575	653	–	–	–	1,527	1,603

Commercial	–	16	80	67	–	–	163	143

	23,744	9,730	7,857	5,560	12,147	–	59,038	44,445
Other debt securities
Canadian issuers	816	1,500	1,284	1,310	705	–	5,615	5,132

Other issuers	3,753	4,817	2,965	1,572	246	–	13,353	13,548

	4,569	6,317	4,249	2,882	951	–	18,968	18,680
Equity securities
Common shares	–	–	–	–	–	43,842	43,842	56,119
Preferred shares	–	–	–	–	–	37	37	57

	–	–	–	–	–	43,879	43,879	56,176

Retained interests	–	3	6	5	–	–	14	19

Total trading securities	$28,313	$16,050	$12,112	$8,447	$13,098	$43,879	$121,899	$119,320

Non-trading financial assets at fair value through profit or loss
Government and government-related securities
Canadian government debt
Federal	$–	$–	$–	$–	$–	$–	$–	$32

U.S. federal, state, municipal governments, and agencies debt	–	–	–	–	388	–	388	287

	–	–	–	–	388	–	388	319

Other debt securities
Canadian issuers	–	47	281	–	–	324	652	587
Asset-backed securities	112	1,997	527	598	58	–	3,292	3,362

Other issuers	–	–	–	–	–	170	170	132

	112	2,044	808	598	58	494	4,114	4,081
Equity securities
Common shares	–	–	–	–	–	293	293	277
Preferred shares	–	–	–	–	–	35	35	30

	–	–	–	–	–	328	328	307

Total non-trading financial assets at fair value through profit or loss	$112	$2,044	$808	$598	$446	$822	$4,830	$4,707

Financial assets designated at fair value through profit or loss
Government and government-related securities
Canadian government debt
Federal	$1,129	$–	$–	$–	$–	$–	$1,129	$164
Provinces	325	70	50	1	99	–	545	388
U.S. federal, state, municipal governments, and agencies debt	–	11	–	–	–	–	11	67

Other OECD government-guaranteed debt	146	137	101	–	–	–	384	794

	1,600	218	151	1	99	–	2,069	1,413
Other debt securities
Canadian issuers	309	757	635	457	22	–	2,180	1,888

Other issuers	65	252	173	–	–	–	490	739

	374	1,009	808	457	22	–	2,670	2,627

Total financial assets designated at fair value through profit or loss	$1,974	$1,227	$959	$458	$121	$–	$4,739	$4,040

[1]	Certain comparative amounts have been added to conform with the presentation adopted in the current period.
[2]	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 44

Securities Maturity Schedule[1] (Continued)
(millions of Canadian dollars)								As at
							October 31 2020	October 31 2019
	Remaining terms to maturities[2]
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	Total	Total

Securities at fair value through other comprehensive income
Government and government-related securities
Canadian government debt
Federal	$2,144	$2,922	$6,120	$2,434	$506	$–	$14,126	$9,663
Provinces	1,368	2,308	4,430	7,920	476	–	16,502	12,927
U.S. federal, state, municipal governments, and agencies debt	10,516	11,497	2,467	3,031	5,523	–	33,034	40,737
Other OECD government-guaranteed debt	3,988	6,025	539	204	–	–	10,756	14,407

Mortgage-backed securities	1,166	2,699	–	–	–	–	3,865	5,437

	19,182	25,451	13,556	13,589	6,505	–	78,283	83,171
Other debt securities
Asset-backed securities	954	1,978	1,906	1,649	3,519	–	10,006	15,888
Non-agency collateralized mortgage obligation portfolio	–	–	–	–	–	–	–	247

Corporate and other debt	2,174	3,570	2,519	1,612	20	–	9,895	7,834

	3,128	5,548	4,425	3,261	3,539	–	19,901	23,969
Equity securities
Common shares	–	–	–	–	–	2,387	2,387	1,598

Preferred shares	–	–	–	–	–	212	212	242

	–	–	–	–	–	2,599	2,599	1,840

Total securities at fair value through other comprehensive income	$22,310	$30,999	$17,981	$16,850	$10,044	$2,599	$100,783	$108,980

Debt securities at amortized cost, net of allowance for credit losses
Government and government-related securities
Canadian government debt
Federal	$11,046	$1,201	$3,036	$643	$2,055	$–	$17,981	$4,771
Provinces	77	293	2,075	2,784	398	–	5,627	2,271
U.S. federal, state, municipal governments, and agencies debt	36,788	7,987	12,045	23,086	33,939	–	113,845	43,214

Other OECD government guaranteed debt	8,105	16,438	11,077	1,520	–	–	37,140	28,019

	56,016	25,919	28,233	28,033	36,392	–	174,593	78,275
Other debt securities
Asset-backed securities	9	5,856	8,811	2,102	10,419	–	27,197	28,763
Non-agency collateralized mortgage obligation portfolio	–	–	–	80	16,912	–	16,992	16,236
Canadian issuers	203	49	54	573	8	–	887	99

Other issuers	1,059	3,788	1,746	1,415	2	–	8,010	7,124

	1,271	9,693	10,611	4,170	27,341	–	53,086	52,222

Total debt securities at amortized cost, net of allowance for credit losses	57,287	35,612	38,844	32,203	63,733	–	227,679	130,497
Total securities	$109,996	$85,932	$70,704	$58,556	$87,442	$47,300	$459,930	$367,544

[1]	Certain comparative amounts have been added to conform with the presentation adopted in the current period.
[2]	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 45

Unrealized Securities Gains (Losses)

The following table summarizes the unrealized gains and losses as at October 31, 2020 and October 31, 2019.

Unrealized Securities Gains (Losses) for Securities at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars)									As at
				October 31, 2020					October 31, 2019
	Cost/ amortized cost	[1]	Gross unrealized gains	Gross unrealized (losses )	Fair value	Cost/ amortized cost	[1]	Gross unrealized gains	Gross unrealized (losses )	Fair value
Government and government-related securities
Canadian government debt
Federal	$13,967		$160	$(1)	$14,126	$9,603		$62	$(2)	$9,663
Provinces	16,342		181	(21)	16,502	12,890		77	(40)	12,927
U.S. federal, state, municipal governments, and agencies debt	32,875		192	(33)	33,034	40,703		86	(52)	40,737
Other OECD government guaranteed debt	10,720		39	(3)	10,756	14,394		21	(8)	14,407

Mortgage-backed securities	3,855		11	(1)	3,865	5,407		31	(1)	5,437

	77,759		583	(59)	78,283	82,997		277	(103)	83,171
Other debt securities
Asset-backed securities	10,051		26	(71)	10,006	15,890		29	(31)	15,888
Non-agency collateralized mortgage obligation portfolio	–		–	–	–	247		–	–	247

Corporate and other debt	9,853		79	(37)	9,895	7,832		27	(25)	7,834

	19,904		105	(108)	19,901	23,969		56	(56)	23,969

Total debt securities	97,663		688	(167)	98,184	106,966		333	(159)	107,140
Equity securities
Common shares	2,641		26	(280)	2,387	1,594		31	(27)	1,598

Preferred shares	303		–	(91)	212	302		4	(64)	242

	2,944		26	(371)	2,599	1,896		35	(91)	1,840
Total securities at fair value through other comprehensive income	$100,607		$714	$(538)	$100,783	$108,862		$368	$(250)	$108,980

[1]	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.

Equity Securities Designated at Fair Value Through Other Comprehensive Income

The Bank designated certain equity securities shown in the following table as equity securities at FVOCI. The designation was made because the investments are held for purposes other than trading.

Equity Securities Designated at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars)		As at	For the year ended
	October 31, 2020	October 31, 2019	October 31, 2020	October 31, 2019
		Fair value	Dividend income recognized
Common shares	$2,387	$1,598	$93	$64

Preferred shares	212	242	14	15
Total	$2,599	$1,840	$107	$79

The Bank disposed of certain equity securities in line with the Bank’s investment strategy with a fair value of $40 million during the year ended October 31, 2020 (October 31, 2019 – $323 million). The Bank realized a cumulative gain (loss) of $(18) million during the year ended October 31, 2020 (October 31, 2019 – $68 million) on disposal of these equity securities and recognized dividend income of nil during the year ended October 31, 2020 (October 31, 2019 – $3 million).

Securities Net Realized Gains (Losses)

(millions of Canadian dollars)	For the year ended
	October 31 2020	October 31 2019
Debt securities at amortized cost	$13	$49
Debt securities at fair value through other comprehensive income	27	29
Total	$40	$78

Credit Quality of Debt Securities

The Bank evaluates non-retail credit risk on an individual borrower basis, using both a BRR and FRR, as detailed in the shaded area of the “Managing Risk” section of the 2020 MD&A. This system is used to assess all non-retail exposures, including debt securities.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 46

The following table provides the gross carrying amounts of debt securities measured at amortized cost and debt securities at FVOCI by internal risk ratings for credit risk management purposes, presenting separately those debt securities that are subject to Stage 1, Stage 2, and Stage 3 allowances.

Debt Securities by Risk Ratings

(millions of Canadian dollars)										As at
			October 31, 2020					October 31, 2019
	Stage 1	Stage 2		Stage 3	Total	Stage 1	Stage 2		Stage 3	Total
Debt securities
Investment grade	$322,842	$–	$	n/a	$322,842	$235,475	$–	$	n/a	$235,475
Non-Investment grade	2,762	244		n/a	3,006	2,109	54		n/a	2,163
Watch and classified	n/a	17		n/a	17	n/a	–		n/a	–
Default	n/a	n/a		–	–	n/a	n/a		–	–
Total debt securities	325,604	261		–	325,865	237,584	54		–	237,638
Allowance for credit losses on debt securities at amortized cost	2	–		–	2	1	–		–	1
Debt securities, net of allowance	$325,602	$261		$–	$325,863	$237,583	$54		$–	$237,637

As at October 31, 2020, the allowance for credit losses on debt securities was $7 million (October 31, 2019 – $4 million), comprising $2 million (October 31, 2019 – $1 million) for debt securities at amortized cost (DSAC) and $5 million (October 31, 2019 – $3 million) for debt securities at FVOCI. For the year ended October 31, 2020, the Bank reported a provision for credit losses of $1 million (October 31, 2019 – $1 million) on DSAC. For the year ended October 31, 2020, the Bank reported a provision for credit losses of $2 million (October 31, 2019 – recovery of credit losses of $2 million) on debt securities at FVOCI.

The difference between probability-weighted ECLs and base ECLs on debt securities at FVOCI and at amortized cost as at both October 31, 2020 and October 31, 2019, was insignificant. Refer to Note 3 for further details.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 47

NOTE 8:  LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

Credit Quality of Loans

In the retail portfolio, including individuals and small businesses, the Bank manages exposures on a pooled basis, using predictive credit scoring techniques. For non-retail exposures, each borrower is assigned a BRR that reflects the PD of the borrower using proprietary industry and sector specific risk models and expert judgment. Refer to the shaded areas of the “Managing Risk” section of the 2020 MD&A for further details, including the mapping of PD ranges to risk levels for retail exposures as well as the Bank’s 21-point BRR scale to risk levels and external ratings for non-retail exposures.

The following tables provide the gross carrying amounts of loans, acceptances, and credit risk exposures on loan commitments and financial guarantee contracts by internal risk ratings for credit risk management purposes, presenting separately those that are subject to Stage 1, Stage 2, and Stage 3 allowances.

Loans and Acceptances by Risk Ratings
(millions of Canadian dollars)	As at
	October 31, 2020					October 31, 2019
	Stage 1	Stage 2		Stage 3	Total	Stage 1	Stage 2		Stage 3	Total
Residential mortgages[1,2,3]
Low Risk	$169,710	$3,125	$	n/a	$172,835	$181,748	$77	$	n/a	$181,825
Normal Risk	56,663	9,938		n/a	66,601	43,988	248		n/a	44,236
Medium Risk	–	7,690		n/a	7,690	5,817	433		n/a	6,250
High Risk	–	4,120		443	4,563	964	1,454		366	2,784
Default	n/a	n/a		530	530	n/a	n/a		545	545
Total	226,373	24,873		973	252,219	232,517	2,212		911	235,640
Allowance for loan losses	32	205		65	302	28	26		56	110
Loans, net of allowance	226,341	24,668		908	251,917	232,489	2,186		855	235,530
Consumer instalment and other personal[4]
Low Risk	77,178	1,199		n/a	78,377	92,601	953		n/a	93,554
Normal Risk	59,349	1,360		n/a	60,709	46,878	973		n/a	47,851
Medium Risk	28,094	3,631		n/a	31,725	27,576	879		n/a	28,455
High Risk	3,700	9,940		638	14,278	6,971	2,435		618	10,024
Default	n/a	n/a		371	371	n/a	n/a		450	450
Total	168,321	16,130		1,009	185,460	174,026	5,240		1,068	180,334
Allowance for loan losses	567	1,265		187	2,019	690	384		175	1,249
Loans, net of allowance	167,754	14,865		822	183,441	173,336	4,856		893	179,085
Credit card
Low Risk	3,916	49		n/a	3,965	7,188	48		n/a	7,236
Normal Risk	7,027	129		n/a	7,156	10,807	82		n/a	10,889
Medium Risk	10,431	804		n/a	11,235	11,218	275		n/a	11,493
High Risk	3,493	6,180		206	9,879	4,798	1,670		355	6,823
Default	n/a	n/a		99	99	n/a	n/a		123	123
Total	24,867	7,162		305	32,334	34,011	2,075		478	36,564
Allowance for loan losses	624	1,726		204	2,554	732	521		322	1,575
Loans, net of allowance	24,243	5,436		101	29,780	33,279	1,554		156	34,989
Business and government[1,2,3,5,6,7]
Investment grade or Low/Normal Risk	120,106	250		n/a	120,356	111,763	81		n/a	111,844
Non-Investment grade or Medium Risk	126,509	11,818		n/a	138,327	128,263	5,540		n/a	133,803
Watch and classified or High Risk	890	12,567		120	13,577	951	4,649		158	5,758
Default	n/a	n/a		982	982	n/a	n/a		730	730
Total	247,505	24,635		1,102	273,242	240,977	10,270		888	252,135
Allowance for loan and acceptances losses	1,321	1,706		388	3,415	672	648		193	1,513
Loans and acceptances, net of allowance	246,184	22,929		714	269,827	240,305	9,622		695	250,622
Total loans and acceptances[5,8]	667,066	72,800		3,389	743,255	681,531	19,797		3,345	704,673
Total Allowance for loan losses[8]	2,544	4,902		844	8,290	2,122	1,579		746	4,447
Total loans and acceptances, net of allowance[5,8]	$664,522	$67,898		$2,545	$734,965	$679,409	$18,218		$2,599	$700,226

[1]

As at October 31, 2020, impaired loans with a balance of $111 million (October 31, 2019 – $127 million) did not have a related allowance for loan losses. An allowance was not required for these loans as the balance relates to loans where the realizable value of the collateral exceeded the loan amount.

[2]

As at October 31, 2020, excludes trading loans and non-trading loans at FVTPL with a fair value of $13 billion (October 31, 2019 – $12 billion) and $4 billion (October 31, 2019 – $2 billion), respectively.

[3]	As at October 31, 2020, includes insured mortgages of $86 billion (October 31, 2019 – $88 billion).
[4]	As at October 31, 2020, includes Canadian government-insured real estate personal loans of $12 billion (October 31, 2019 – $13 billion).
[5]

As at October 31, 2020, includes loans that are measured at FVOCI of $3 billion (October 31, 2019 – $2 billion) and customers’ liability under acceptances of $15 billion (October 31, 2019 – $13 billion).

[6]

As at October 31, 2020, includes loans guaranteed by government agencies of $27 billion (October 31, 2019 - $26 billion), which are primarily classified in Non-Investment grade or a lower risk rating based on the borrowers’ credit risk.

[7]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
[8]

As at October 31, 2020, Stage 3 includes ACI loans of $232 million (October 31, 2019 – $313 million) and a related allowance for loan losses of $10 million (October 31, 2019 – $12 million), which have been included in the “Default” risk rating category as they were impaired at acquisition.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 48

Loans and Acceptances by Risk Ratings – Off-Balance Sheet Credit Instruments[1]
(millions of Canadian dollars)	As at
	October 31, 2020					October 31, 2019

	Stage 1	Stage 2		Stage 3	Total	Stage 1	Stage 2		Stage 3	Total
Retail Exposures[2]
Low Risk	$200,226	$724	$	n/a	$200,950	$227,757	$732	$	n/a	$228,489
Normal Risk	78,448	1,124		n/a	79,572	67,245	570		n/a	67,815
Medium Risk	35,187	1,444		n/a	36,631	13,204	277		n/a	13,481
High Risk	2,004	3,025		–	5,029	1,869	854		–	2,723
Default	n/a	n/a		–	–	n/a	n/a		–	–
Non-Retail Exposures[3]
Investment grade	194,182	–		n/a	194,182	179,650	–		n/a	179,650
Non-Investment grade	76,280	6,553		n/a	82,833	64,553	3,397		n/a	67,950
Watch and classified	18	4,416		–	4,434	2	2,126		–	2,128

Default	n/a	n/a		144	144	n/a	n/a		108	108

Total off-balance sheet credit instruments	586,345	17,286		144	603,775	554,280	7,956		108	562,344

Allowance for off-balance sheet credit instruments	381	672		34	1,087	293	277		15	585

Total off-balance sheet credit instruments, net of allowance	$585,964	$16,614		$110	$602,688	$553,987	$7,679		$93	$561,759

[1]	Exclude mortgage commitments.
[2]

As at October 31, 2020, includes $321 billion (October 31, 2019 – $311 billion) of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

[3]	As at October 31, 2020, includes $43 billion (October 31, 2019 – $41 billion) of the undrawn component of uncommitted credit and liquidity facilities.

The following table presents information related to the Bank’s impaired loans as at October 31, 2020 and October 31, 2019.

Impaired Loans[1]
(millions of Canadian dollars)	As at
	October 31, 2020					October 31, 2019

	Unpaid principal balance	[2]	Carrying value	Related allowance for credit losses	Average gross impaired loans	Unpaid principal balance	[2]	Carrying value	Related allowance for credit losses	Average gross impaired loans
Residential mortgages	$885		$825	$67	$781	$788		$724	$53	$698
Consumer instalment and other personal	1,068		988	186	1,067	1,159		1,037	173	1,160
Credit card	305		305	204	446	478		478	322	465

Business and government	1,134		1,039	377	1,137	870		793	186	906

Total	$3,392		$3,157	$834	$3,431	$3,295		$3,032	$734	$3,229

[1]	Balances exclude ACI loans.
[2]	Represents contractual amount of principal owed.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 49

The changes to the Bank’s allowance for loan losses, as at and for the years ended October 31, 2020 and October 31, 2019, are shown in the following table.

Allowance for Loan Losses
(millions of Canadian dollars)	For the years ended October 31
	2020				2019
	Stage 1	Stage 2	Stage 3 [1]	Total	Stage 1	Stage 2	Stage 3 [1]	Total
Residential Mortgages
Balance at beginning of period	$28	$26	$56	$110	$24	$34	$52	$110
Provision for credit losses
Transfer to Stage 1[2]	66	(65)	(1)	–	35	(33)	(2)	–
Transfer to Stage 2	(33)	46	(13)	–	(5)	13	(8)	–
Transfer to Stage 3	–	(14)	14	–	(2)	(8)	10	–
Net remeasurement due to transfers[3]	(20)	29	–	9	(16)	6	–	(10)
New originations or purchases[4]	15	n/a	n/a	15	14	n/a	n/a	14
Net repayments[5]	–	(1)	–	(1)	–	(1)	–	(1)
Derecognition of financial assets (excluding disposals and write-offs)[6]	(4)	(11)	(22)	(37)	(4)	(5)	(17)	(26)
Changes to risk, parameters, and models[7]	(21)	196	53	228	(18)	20	49	51
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(26)	(26)	–	–	(31)	(31)
Recoveries	1	(1)	1	1	–	–	1	1

Foreign exchange and other adjustments	–	–	3	3	–	–	2	2

Balance at end of period	$32	$205	$65	$302	$28	$26	$56	$110
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments,
at beginning of period	$717	$417	$175	$1,309	$599	$392	$180	$1,171
Provision for credit losses
Transfer to Stage 1[2]	490	(473)	(17)	–	352	(333)	(19)	–
Transfer to Stage 2	(438)	504	(66)	–	(121)	164	(43)	–
Transfer to Stage 3	(11)	(147)	158	–	(15)	(164)	179	–
Net remeasurement due to transfers[3]	(216)	473	11	268	(149)	160	11	22
New originations or purchases[4]	327	n/a	n/a	327	326	n/a	n/a	326
Net repayments[5]	(92)	(62)	(11)	(165)	(88)	(30)	(12)	(130)
Derecognition of financial assets (excluding disposals and write-offs)[6]	(95)	(73)	(31)	(199)	(81)	(71)	(49)	(201)
Changes to risk, parameters, and models[7]	(83)	698	952	1,567	(105)	298	893	1,086
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(1,261)	(1,261)	–	–	(1,220)	(1,220)
Recoveries	–	–	278	278	–	–	254	254

Foreign exchange and other adjustments	(4)	(7)	(1)	(12)	(1)	1	1	1
Balance, including off-balance sheet instruments, at end of period	595	1,330	187	2,112	717	417	175	1,309

Less: Allowance for off-balance sheet instruments[8]	28	65	–	93	27	33	–	60

Balance at end of period	$567	$1,265	$187	$2,019	$690	$384	$175	$1,249
Credit Card[9]
Balance, including off-balance sheet instruments,
at beginning of period	$934	$673	$322	$1,929	$819	$580	$341	$1,740
Provision for credit losses
Transfer to Stage 1[2]	1,000	(970)	(30)	–	705	(623)	(82)	–
Transfer to Stage 2	(598)	673	(75)	–	(224)	288	(64)	–
Transfer to Stage 3	(19)	(638)	657	–	(30)	(563)	593	–
Net remeasurement due to transfers[3]	(356)	830	22	496	(240)	314	41	115
New originations or purchases[4]	174	n/a	n/a	174	144	n/a	n/a	144
Net repayments[5]	(35)	(7)	35	(7)	92	3	(22)	73
Derecognition of financial assets (excluding disposals and write-offs)[6]	(145)	(174)	(378)	(697)	(96)	(107)	(439)	(642)
Changes to risk, parameters, and models[7]	(152)	1,814	1,063	2,725	(236)	781	1,356	1,901
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(1,720)	(1,720)	–	–	(1,699)	(1,699)
Recoveries	–	–	306	306	–	–	297	297

Foreign exchange and other adjustments	(4)	(20)	2	(22)	–	–	–	–
Balance, including off-balance sheet instruments, at end of period	799	2,181	204	3,184	934	673	322	1,929

Less: Allowance for off-balance sheet instruments[8]	175	455	–	630	202	152	–	354

Balance at end of period	$624	$1,726	$204	$2,554	$732	$521	$322	$1,575

[1]	Includes allowance for loan losses related to ACI loans.
[2]	Transfers represent stage transfer movements prior to ECL remeasurement.
[3]

Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2, Summary of Significant Accounting Policies and Note 3, Significant Accounting Judgments, Estimates and Assumptions, holding all other factors impacting the change in ECLs constant.

[4]	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
[5]	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
[6]	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
[7]

Represents the changes in the allowance related to current period changes in risk (e.g. PD) caused by changes to macroeconomic factors, level of risk, parameters, and/or models, subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward Looking Information” and “Expert Credit Judgment” sections of Note 2, Summary of Significant Accounting Policies and Note 3, Significant Accounting Judgments, Estimates and Assumptions for further details.

[8]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Consolidated Balance Sheet.
[9]	Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 for further details.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 50

Allowance for Loan Losses (continued)
(millions of Canadian dollars)	For the years ended October 31
	2020				2019
	Stage 1	Stage 2	Stage 3 [1]	Total	Stage 1	Stage 2	Stage 3 [1]	Total
Business and Government[2]

Balance, including off-balance sheet instruments, as beginning of period	$736	$740	$208	$1,684	$736	$688	$133	$1,557
Provision for credit losses
Transfer to Stage 1[3]	255	(248)	(7)	–	214	(210)	(4)	–
Transfer to Stage 2	(459)	482	(23)	–	(127)	138	(11)	–
Transfer to Stage 3	(14)	(131)	145	–	(18)	(136)	154	–
Net remeasurement due to transfers[3]	(94)	256	(4)	158	(89)	115	2	28
New originations or purchases[3]	871	n/a	n/a	871	451	n/a	n/a	451
Net repayments[3]	(52)	(68)	(54)	(174)	(9)	(35)	(42)	(86)
Derecognition of financial assets (excluding disposals and write-offs)[3]	(459)	(503)	(242)	(1,204)	(340)	(382)	(85)	(807)
Changes to risk, parameters, and models[3]	727	1,334	827	2,888	(83)	564	241	722
Disposals	–	–	(22)	(22)	–	(3)	–	(3)
Write-offs	–	–	(430)	(430)	–	–	(228)	(228)
Recoveries	–	–	52	52	–	–	57	57

Foreign exchange and other adjustments	(12)	(4)	(28)	(44)	1	1	(9)	(7)
Balance, including off-balance sheet instruments, at end of period	1,499	1,858	422	3,779	736	740	208	1,684

Less: Allowance for off-balance sheet instruments[3,4]	178	152	34	364	64	92	15	171

Balance at end of period	1,321	1,706	388	3,415	672	648	193	1,513

Total Allowance for Loan Losses at end of period	$2,544	$4,902	$844	$8,290	$2,122	$1,579	$746	$4,447

[1]	Includes allowance for loan losses related to ACI loans.
[2]	Includes the allowance for loan losses related to customers’ liability under acceptances.
[3]	For explanations regarding this line item, refer to the “Allowance for Loan Losses” table on the previous page in this Note.
[4]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Consolidated Balance Sheet.

The allowance for credit losses on all remaining financial assets is not significant.

FORWARD-LOOKING INFORMATION

Relevant macroeconomic factors are incorporated in risk parameters as appropriate. Additional risk factors that are industry or segment specific are also incorporated, where relevant. The key macroeconomic variables used in determining ECLs include regional unemployment rates for all retail exposures and regional housing price indices for residential mortgages and home equity lines of credit. For business and government loans, the key macroeconomic variables include GDP, unemployment rates, interest rates, and credit spreads. Refer to Note 3 for a discussion of how forward-looking information is considered in determining whether there has been a significant increase in credit risk and in measuring ECLs.

Forward-looking macroeconomic forecasts are generated by TD Economics as part of the ECL process: A base economic forecast is accompanied with upside and downside estimates of realistically possible economic conditions. All macroeconomic forecasts are updated quarterly for each variable on a regional basis where applicable and incorporated as relevant into the quarterly modelling of base, upside and downside risk parameters used in the calculation of ECL scenarios and probability-weighted ECLs. Macroeconomic variables for the upside scenario are statistically derived relative to the base forecast based on historical distribution of each variable. For the downside scenario, since the second quarter of 2020, macroeconomic variables were based on plausible scenario analysis of COVID-19 impacts, given the lack of comparable historical data for a shock of this nature.

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Macroeconomic Variables

Select macroeconomic variables are projected over the forecast period. The following table represents the average values of the macroeconomic variables over the next four calendar quarters and the remaining 4-year forecast period for the base, upside, and downside forecasts used in determining the Bank’s ECLs as at October 31, 2020. As the forecast period increases, information about the future becomes less readily available and projections are anchored on assumptions around structural relationships between economic parameters that are inherently much less certain. The economic outlook is particularly uncertain at present given the wide range of potential outcomes related to the pandemic and government decisions. Following the onset of the COVID-19 pandemic in North America in March 2020, the economy went through a sudden and severe downturn in the first half of the calendar year followed by a rapid rebound in the third calendar quarter. The base forecast reflects an ongoing economic recovery at a significantly slower pace due to persistent restrictions imposed on economic activity to mitigate health risks. This prevents real GDP and unemployment rates from returning to pre-pandemic levels for several more quarters. The downside scenario incorporates an acceleration in infections that prompts more extensive government-imposed lockdowns, resulting in a severely deteriorated economic environment relative to the base forecast.

Macroeconomic Variables
	Base Forecasts						Upside Forecasts		Downside Forecasts
	Calendar Quarters[1]				Average Q4 2020- Q3 2021[2]	Remaining 4-year period[2]	Average Q4 2020- Q3 2021[2]	Remaining 4-year period[2]	Average Q4 2020- Q3 2021[2]	Remaining 4-year period[2]
	Q4 2020	Q1 2021	Q2 2021	Q3 2021
Unemployment rate
Canada	9.3%	8.8%	8.0%	7.5%	8.4%	6.1%	7.8%	5.7%	10.2%	6.2%
United States	8.3	7.9	7.7	7.2	7.8	4.8	7.1	4.1	9.4	5.1
Real GDP
Canada	2.1	2.6	2.9	4.0	2.4	2.2	3.2	2.8	(0.7)	2.9
United States	2.8	2.9	2.7	4.3	1.8	2.4	2.3	3.0	(1.5)	3.1
Home prices
Canada (average existing price)[3]	0.1	(19.3)	(9.4)	0.7	6.0	1.1	7.4	3.1	(3.5)	3.5
United States (CoreLogic HPI)[4]	1.0	0.5	–	0.5	2.9	2.9	3.4	4.1	(2.4)	4.1
Central bank policy interest rate
Canada	0.25	0.25	0.25	0.25	0.25	0.50	0.25	0.64	0.25	0.39
United States	0.25	0.25	0.25	0.25	0.25	0.50	0.25	0.72	0.25	0.39
U.S. 10-year treasury yield	0.75	0.88	1.03	1.18	0.96	1.82	1.39	2.78	0.69	1.71
U.S. 10-year BBB spread (%-pts)	1.90	1.88	1.85	1.83	1.87	1.80	1.77	1.53	2.14	1.81
Exchange rate (U.S. dollar/ Canadian dollar)	$0.77	$0.78	$0.78	$0.78	$0.78	$0.77	$0.78	$0.81	$0.76	$0.77

[1]	Quarterly figures for real GDP and home prices are presented as the quarter on quarter change, seasonally adjusted annualized rate.
[2]	The numbers represent average values for the quoted periods, and average of year-on-year growth for real GDP and home prices.
[3]	The average home price is the average transacted sale price of homes sold via the Multiple Listing Service; data is collected by the Canadian Real Estate Association.
[4]	The CoreLogic home price index (HPI) is a repeat-sales index which tracks increases and decreases in the same home’s sales price over time.

The following table represents the average values of the macroeconomic variables over the next twelve months and the remaining 4-year forecast period for the base, upside, and downside forecasts used in determining the Bank’s ECLs as at October 31, 2019.

Macroeconomic Variables
	As at
					October 31, 2019
	Base Forecasts		Upside		Downside
	Next 12 months[1]	Remaining 4-year period[1]	Next 12 months[1]	Remaining 4-year period[1]	Next 12 months[1]	Remaining 4-year period[1]

Unemployment rate
Canada	5.8%	5.8%	5.7%	5.2%	6.8%	8.0%
United States	3.8	4.1	3.6	3.5	4.9	6.1
Real gross domestic product (GDP)[2]
Canada	1.6	1.8	1.8	2.2	0.6	0.3
United States	1.9	1.8	2.0	2.1	0.7	0.2
Home prices[2]
Canada (average home price)[3]	7.1	2.7	8.9	5.9	2.7	(3.5)
United States (CoreLogic HPI)[4]	3.6	3.6	4.4	5.0	2.4	1.7
Central bank policy interest rate
Canada	1.31	1.53	1.75	2.16	0.75	0.63
United States	1.75	2.20	2.00	2.86	1.06	1.00
U.S. 10-year treasury yield	1.76	2.50	2.25	3.44	1.32	1.79
U.S. 10-year BBB spread	1.80	1.80	1.73	1.59	1.96	2.19
Exchange rate (U.S. dollar/Canadian dollar)	$0.76	$0.77	$0.78	$0.83	$0.74	$0.69

[1]	The numbers represent average values for the quoted periods.
[2]	The numbers represent annual % change.
[3]	The average home price is the average transacted sale price of homes sold via the Multiple Listing Service (MLS); data is collected by the Canadian Real Estate Association (CREA).
[4]	The CoreLogic home price index (HPI) is a repeat-sales index which tracks increases and decreases in the same home’s sales price over time.

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SENSITIVITY OF EXPECTED CREDIT LOSSES

The ECLs are sensitive to the inputs used in internally developed models, the macroeconomic variables in the forward-looking forecasts and respective probability weightings in determining the probability-weighted ECLs, and other factors considered when applying expert credit judgment. Changes in these inputs, assumptions, models, and judgments would affect the assessment of significant increase in credit risk and the measurement of ECLs. Refer to Note 3 for further details and for significant judgments applied as a result of COVID-19.

The following table presents the base ECL scenario compared to the probability-weighted ECLs, with the latter derived from three ECL scenarios for performing loans and off-balance sheet instruments. The difference reflects the impact of deriving multiple scenarios around the base ECLs and resultant change in ECLs due to non-linearity and sensitivity to using macroeconomic forecasts.

Change from Base to Probability-Weighted ECLs
(millions of Canadian dollars, except as noted)		As at
	October 31, 2020	October 31, 2019
Probability-weighted ECLs	$8,500	$4,271
Base ECLs	8,157	4,104
Difference – in amount	$343	$167
Difference – in percentage	4.0%	3.9%

The ECLs for performing loans and off-balance sheet instruments consist of an aggregate amount of Stage 1 and Stage 2 probability-weighted ECLs which are twelve-month ECLs and lifetime ECLs, respectively. Transfers from Stage 1 to Stage 2 ECLs result from a significant increase in credit risk since initial recognition of the loan. The following table shows the estimated impact of staging on ECLs by presenting all performing loans and off-balance sheet instruments calculated using twelve-month ECLs compared to the current aggregate probability-weighted ECLs, holding all risk profiles constant.

Incremental Lifetime ECLs Impact
(millions of Canadian dollars)		As at
	October 31, 2020	October 31, 2019
Aggregate Stage 1 and 2 probability-weighted ECLs	$8,500	$4,271
All performing loans and off-balance sheet instruments using 12-month ECLs	6,482	3,672
Incremental lifetime ECLs impact	$2,018	$599

FORECLOSED ASSETS

Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were $77 million as at October 31, 2020 (October 31, 2019 – $121 million), and were recorded in Other assets on the Consolidated Balance Sheet.

LOANS PAST DUE BUT NOT IMPAIRED

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date. The following table summarizes loans that are contractually past due but not impaired as at October 31, 2020 and October 31, 2019.

Loans Past Due but not Impaired[1,2,3]
(millions of Canadian dollars)	As at
	October 31, 2020				October 31, 2019
	1-30 days	31-60 days	61-89 days	Total	1-30 days	31-60 days	61-89 days	Total
Residential mortgages	$1,325	$221	$64	$1,610	$1,709	$404	$111	$2,224
Consumer instalment and other personal	5,623	590	200	6,413	6,038	845	266	7,149
Credit card	956	218	149	1,323	1,401	351	229	1,981

Business and government	2,521	723	329	3,573	1,096	858	60	2,014
Total	$10,425	$1,752	$742	$12,919	$10,244	$2,458	$666	$13,368

[1]	Includes loans that are measured at FVOCI.
[2]	Balances exclude ACI loans.
[3]

Loans deferred under a Bank-led COVID-19 relief program were not considered past due. Where such loans were already past due, they were not aged further during the deferral period. Aging for deferred loans commences subsequent to the deferral period.

MODIFIED FINANCIAL ASSETS

To provide financial relief to customers affected by the economic consequences of COVID-19, the Bank offered certain relief programs, including payment deferral options for residential mortgages, home equity loans, personal loans, auto loans, and commercial and small business loans. Including the modifications under the COVID-19 relief programs, the amortized cost of financial assets with lifetime allowance that were modified during the year ended October 31, 2020, was $7.7 billion (October 31, 2019 – $407 million) before modification, with insignificant modification gain or loss. The gross carrying amount of modified financial assets for which the loss allowance changed from lifetime to twelve-month ECLs during the year ended October 31, 2020 was $609 million (October 31, 2019 – $243 million).

COLLATERAL

As at October 31, 2020, the collateral held against total gross impaired loans represents 86% (October 31, 2019 – 77%) of total gross impaired loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. Management considers the nature of the collateral, seniority ranking of the

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debt, and loan structure in assessing the value of collateral. These estimated cash flows are reviewed at least annually, or more frequently when new information indicates a change in the timing or amount expected to be received.

NOTE 9:  TRANSFERS OF FINANCIAL ASSETS

LOAN SECURITIZATIONS

The Bank securitizes loans through structured entity or non-structured entity third parties. Most loan securitizations do not qualify for derecognition since in most circumstances, the Bank continues to be exposed to substantially all of the prepayment, interest rate, and/or credit risk associated with the securitized financial assets and has not transferred substantially all of the risk and rewards of ownership of the securitized assets. Where loans do not qualify for derecognition, they are not derecognized from the balance sheet, retained interests are not recognized, and a securitization liability is recognized for the cash proceeds received. Certain transaction costs incurred are also capitalized and amortized using EIRM.

The Bank securitizes insured residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The MBS that are created through the NHA MBS program are sold to the Canada Housing Trust (CHT) as part of the CMB program, sold to third-party investors, or are held by the Bank. The CHT issues CMB to third-party investors and uses resulting proceeds to purchase NHA MBS from the Bank and other mortgage issuers in the Canadian market. Assets purchased by the CHT are comingled in a single trust from which CMB are issued. The Bank continues to be exposed to substantially all of the risks of the underlying mortgages, through the retention of a seller swap which transfers principal and interest payment risk on the NHA MBS back to the Bank in return for coupon paid on the CMB issuance and as such, the sales do not qualify for derecognition.

The Bank securitizes U.S. originated residential mortgages with U.S. government agencies which qualify for derecognition from the Bank’s Consolidated Balance Sheet. As part of the securitization, the Bank retains the right to service the transferred mortgage loans. The MBS that are created through the securitization are typically sold to third-party investors.

The Bank also securitizes personal loans and business and government loans to entities which may be structured entities. These securitizations may give rise to derecognition of the financial assets depending on the individual arrangement of each transaction.

In addition, the Bank transfers credit card receivables, consumer instalment and other personal loans to structured entities that the Bank consolidates. Refer to Note 10 for further details.

The following table summarizes the securitized asset types that did not qualify for derecognition, along with their associated securitization liabilities as at October 31, 2020 and October 31, 2019.

Financial Assets Not Qualifying for Derecognition Treatment as Part of the Bank’s Securitization Programs

(millions of Canadian dollars)				As at
	October 31, 2020		October 31, 2019

	Fair value	Carrying amount	Fair value	Carrying amount
Nature of transaction
Securitization of residential mortgage loans	$25,622	$25,271	$23,705	$23,689

Other financial assets transferred related to securitization[1]	4,101	4,084	3,525	3,524

Total	29,723	29,355	27,230	27,213
Associated liabilities[2]	$29,861	$29,486	$27,316	$27,144

[1]

Includes asset-backed securities, asset-backed commercial paper (ABCP), cash, repurchase agreements, and Government of Canada securities used to fulfil funding requirements of the Bank’s securitization structures after the initial securitization of mortgage loans.

[2]

Includes securitization liabilities carried at amortized cost of $16 billion as at October 31, 2020 (October 31, 2019 – $14 billion), and securitization liabilities carried at fair value of $14 billion as at October 31, 2020 (October 31, 2019 – $13 billion).

Other Financial Assets Not Qualifying for Derecognition

The Bank enters into certain transactions where it transfers previously recognized commodities and financial assets, such as, debt and equity securities, but retains substantially all of the risks and rewards of those assets. These transferred assets are not derecognized and the transfers are accounted for as financing transactions. The most common transactions of this nature are repurchase agreements and securities lending agreements, in which the Bank retains substantially all of the associated credit, price, interest rate, and foreign exchange risks and rewards associated with the assets.

The following table summarizes the carrying amount of financial assets and the associated transactions that did not qualify for derecognition, as well as their associated financial liabilities as at October 31, 2020 and October 31, 2019.

Other Financial Assets Not Qualifying for Derecognition1

(millions of Canadian dollars)		As at

	October 31 2020	October 31 2019
Carrying amount of assets
Nature of transaction
Repurchase agreements[2,3]	$28,549	$16,537

Securities lending agreements	38,934	39,128

Total	67,483	55,665
Carrying amount of associated liabilities[3]	$27,855	$16,975

[1]	Certain comparative amounts have been restated to conform with the presentation adopted in the current year.
[2]	Includes $2.4 billion, as at October 31, 2020, of assets related to repurchase agreements or swaps that are collateralized by physical precious metals (October 31, 2019 – $1.3 billion).
[3]	Associated liabilities are all related to repurchase agreements.

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TRANSFERS OF FINANCIAL ASSETS QUALIFYING FOR DERECOGNITION

Transferred financial assets that are derecognized in their entirety where the Bank has a continuing involvement

Continuing involvement may arise if the Bank retains any contractual rights or obligations subsequent to the transfer of financial assets. Certain business and government loans securitized by the Bank are derecognized from the Bank’s Consolidated Balance Sheet. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through a retained interest. As at October 31, 2020, the fair value of retained interests was $14 million (October 31, 2019 – $19 million). There are no ECLs on the retained interests of the securitized business and government loans as the underlying mortgages are all government insured. A gain or loss on sale of the loans is recognized immediately in other income after considering the effect of hedge accounting on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the loans involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. For the year ended October 31, 2020, the trading income recognized on the retained interest was nil (October 31, 2019 – $1 million).

Certain portfolios of U.S. residential mortgages originated by the Bank are sold and derecognized from the Bank’s Consolidated Balance Sheet. In certain instances, the Bank has a continuing involvement to service those loans. As at October 31, 2020, the carrying value of these servicing rights was $61 million (October 31, 2019 – $52 million) and the fair value was $56 million (October 31, 2019 – $51 million). A gain or loss on sale of the loans is recognized immediately in other income. The gain (loss) on sale of the loans for the year ended October 31, 2020 was $78 million (October 31, 2019 – $14 million).

Canada Emergency Business Account Program

Under the Canada Emergency Business Account (CEBA) Program, with funding provided by Her Majesty in Right of Canada (the “Government of Canada”) and Export Development Canada (EDC) as the Government of Canada’s agent, the Bank provides loans to its eligible business banking customers. Under the CEBA Program, eligible businesses receive a $40,000 interest-free loan until December 31, 2022. If $30,000 is repaid on or before December 31, 2022, the remaining amount of the loan is eligible for complete forgiveness. If the loan is not repaid by December 31, 2022, it will be extended for an additional 3-year term bearing an interest rate of 5% per annum. The funding provided to the Bank by the Government of Canada in respect of the CEBA Program represents an obligation to pass-through collections on the CEBA loans and is otherwise non-recourse to the Bank. Accordingly, the Bank is required to remit all collections of principal and interest on the CEBA loans to the Government of Canada but is not required to repay amounts that its customers fail to pay or that have been forgiven. The Bank receives an administration fee to recover the costs to administer the program for the Government of Canada. The Bank continues to work with the Government of Canada and EDC as further amendments to the CEBA Program are contemplated. Loans issued under the program are not recognized on the Bank’s Consolidated Balance Sheet, as the Bank transfers substantially all risks and rewards in respect of the loans to the Government of Canada. As of October 31, 2020, the Bank had provided approximately 184,000 customers with CEBA loans and had funded approximately $7.3 billion in loans under the program.

NOTE 10:  STRUCTURED ENTITIES

The Bank uses structured entities for a variety of purposes including: (1) to facilitate the transfer of specified risks to clients; (2) as financing vehicles for itself or for clients; or (3) to segregate assets on behalf of investors. The Bank is typically restricted from accessing the assets of the structured entity under the relevant arrangements.

The Bank is involved with structured entities that it sponsors, as well as entities sponsored by third parties. Factors assessed when determining if the Bank is the sponsor of a structured entity include whether the Bank is the predominant user of the entity; whether the entity’s branding or marketing identity is linked with the Bank; and whether the Bank provides an implicit or explicit guarantee of the entity’s performance to investors or other third parties. The Bank is not considered to be the sponsor of a structured entity if it only provides arm’s-length services to the entity, for example, by acting as administrator, distributor, custodian, or loan servicer. Sponsorship of a structured entity may indicate that the Bank had power over the entity at inception; however, this is not sufficient to determine if the Bank consolidates the entity. Regardless of whether or not the Bank sponsors an entity, consolidation is determined on a case-by-case basis.

SPONSORED STRUCTURED ENTITIES

The following section outlines the Bank’s involvement with key sponsored structured entities.

Securitizations

The Bank securitizes its own assets and facilitates the securitization of client assets through structured entities, such as conduits, which issue ABCP or other securitization entities which issue longer-dated term securities. Securitizations are an important source of liquidity for the Bank, allowing it to diversify its funding sources and to optimize its balance sheet management approach.

The Bank sponsors both single-seller and multi-seller securitization conduits. Depending on the specifics of the entity, the variable returns absorbed through ABCP may be significantly mitigated by variable returns retained by the sellers. The Bank provides liquidity facilities to certain conduits for the benefit of ABCP investors which are structured as loan facilities between the Bank, as the sole liquidity lender, and the Bank-sponsored entity. If an entity experiences difficulty issuing ABCP due to illiquidity in the commercial market, the entity may draw on the loan facility, and use the proceeds to pay maturing ABCP. The ABCP issued by each multi-seller conduit is in the conduit’s own name with recourse to the financial assets owned by the multi-seller conduit, and is non-recourse to the Bank except through our participation in liquidity facilities. The Bank’s exposure to the variable returns of these conduits from its provision of liquidity facilities and any related commitments is mitigated by the sellers’ continued exposure to variable returns, as described below. The Bank provides administration and securities distribution services to its sponsored securitization conduits, which may result in it holding an investment in the ABCP issued by these entities. In some cases, the Bank may also provide credit enhancements or may transact derivatives with securitization conduits. The Bank earns fees from the conduits which are recognized when earned.

The Bank sells assets to single-seller conduits which it controls and consolidates. Control results from the Bank’s power over the entity’s key economic decisions, predominantly, the mix of assets sold into the conduit and exposure to the variable returns of the transferred assets, usually through a derivative or the provision of credit mitigation in the form of cash reserves, over-collateralization, or guarantees over the performance of the entity’s portfolio of assets.

Multi-seller conduits provide customers with alternate sources of financing through the securitization of their assets. These conduits are similar to single-seller conduits except that financial assets are purchased from more than one seller and commingled into a single portfolio of assets. Each transaction is structured with transaction-specific first loss protection provided by the third-party seller. This enhancement can take various forms, including but not limited to overcollateralization, excess spread, subordinated classes of financial assets, guarantees or letters of credit. The Bank is typically deemed to have power over the entity’s key economic decisions, namely, the selection of sellers and related assets sold as well as other decisions related to the management of risk in the vehicle. The Bank’s exposure to the variable returns of multi-seller conduits from its provision of liquidity facilities and any related commitments is mitigated by the sellers’ continued exposure to variable returns from the entity. Where the Bank has power over multi-seller conduits, but is not exposed to significant variable returns it

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does not consolidate such entities. Where the Bank is exposed to variable returns of a multi-seller conduit from provision of liquidity facilities, together with power over the entity as well as the ability to use its power to influence significant variable returns, the Bank consolidates the conduit.

Investment Funds and Other Asset Management Entities

As part of its asset management business, the Bank creates investment funds and trusts (including mutual funds), enabling it to provide its clients with a broad range of diversified exposure to different risk profiles, in accordance with the client’s risk appetite. Such entities may be actively managed or may be passively directed, for example, through the tracking of a specified index, depending on the entity’s investment strategy. Financing for these entities is obtained through the issuance of securities to investors, typically in the form of fund units. Based on each entity’s specific strategy and risk profile, the proceeds from this issuance are used by the entity to purchase a portfolio of assets. An entity’s portfolio may contain investments in securities, derivatives, or other assets, including cash. At the inception of a new investment fund or trust, the Bank will typically invest an amount of seed capital in the entity, allowing it to establish a performance history in the market. Over time, the Bank sells its seed capital holdings to third-party investors, as the entity’s AUM increases. As a result, the Bank’s holding of seed capital investment in its own sponsored investment funds and trusts is typically not significant to the Consolidated Financial Statements. Aside from any seed capital investments, the Bank’s interest in these entities is generally limited to fees earned for the provision of asset management services. The Bank does not typically provide guarantees over the performance of these funds.

The Bank is typically considered to have power over the key economic decisions of sponsored asset management entities; however, it does not consolidate an entity unless it is also exposed to significant variable returns of the entity. This determination is made on a case-by-case basis, in accordance with the Bank’s consolidation policy.

Financing Vehicles

The Bank may use structured entities to provide a cost-effective means of financing its operations, including raising capital or obtaining funding. These structured entities include: (1) TD Capital Trust IV (Trust IV) and (2) TD Covered Bond (Legislative) Guarantor Limited Partnership (the “Covered Bond Entity”). The Bank had previously issued TD Capital Trust III Securities – Series 2008 (TD CaTS III) through TD Capital Trust III (Trust III), which were included in Non-controlling interests in subsidiaries on the Consolidated Balance Sheet. The TD CaTS III were fully redeemed on December 31, 2018 at a price of $1 billion plus the unpaid distribution payable on the redemption date. On June 30, 2019, Trust IV redeemed all of the outstanding $550 million TD Capital Trust IV Notes – Series 1. Refer to Note 20 for additional details.

Trust IV issued innovative capital securities which count as Tier 1 Capital of the Bank, but, under Basel III, are considered non-qualifying capital instruments and are subject to the Basel III phase-out rules. The proceeds from these issuances were invested in assets purchased from the Bank which generate income for distribution to investors. Trust IV holds assets which are only exposed to the Bank’s own credit risk. The Bank is considered to have decision-making power over the key economic activities of Trust IV; however, the Bank does not consolidate the trust because it does not absorb significant variable returns of the trust as it is ultimately exposed only to its own credit risk. Refer to Note 20 for further details.

The Bank issues, or has issued, debt under its covered bond program where the principal and interest payments of the notes are guaranteed by the Covered Bond Entity. The Bank sold a portfolio of assets to the Covered Bond Entity and provided a loan to the Covered Bond Entity to facilitate the purchase. The Bank is restricted from accessing the Covered Bond Entity’s assets under the relevant agreement. Investors in the Bank’s covered bonds may have recourse to the Bank should the assets of the Covered Bond Entity be insufficient to satisfy the covered bond liabilities. The Bank consolidates the Covered Bond Entity as it has power over the key economic activities and retains all the variable returns in this entity.

THIRD-PARTY SPONSORED STRUCTURED ENTITIES

In addition to structured entities sponsored by the Bank, the Bank is also involved with structured entities sponsored by third parties. Key involvement with third-party sponsored structured entities is described in the following section.

Third-party Sponsored Securitization Programs

The Bank participates in the securitization program of government-sponsored structured entities, including the CMHC, a Crown corporation of the Government of Canada, and similar U.S. government-sponsored entities. The CMHC guarantees CMB issued through the CHT.

The Bank is exposed to the variable returns in the CHT, through its retention of seller swaps resulting from its participation in the CHT program. The Bank does not have power over the CHT as its key economic activities are controlled by the Government of Canada. The Bank’s exposure to the CHT is included in the balance of residential mortgage loans as noted in Note 9, and is not disclosed in the table accompanying this Note.

The Bank participates in the securitization programs sponsored by U.S. government agencies. The Bank is not exposed to significant variable returns from these agencies and does not have power over the key economic activities of the agencies, which are controlled by the U.S. government.

Investment Holdings and Derivatives

The Bank may hold interests in third-party structured entities, predominantly in the form of direct investments in securities or partnership interests issued by those structured entities, or through derivatives transacted with counterparties which are structured entities. Investments in, and derivatives with, structured entities are recognized on the Bank’s Consolidated Balance Sheet. The Bank does not typically consolidate third-party structured entities where its involvement is limited to investment holdings and/or derivatives as the Bank would not generally have power over the key economic decisions of these entities.

Financing Transactions

In the normal course of business, the Bank may enter into financing transactions with third-party structured entities including commercial loans, reverse repurchase agreements, prime brokerage margin lending, and similar collateralized lending transactions. While such transactions expose the Bank to the structured entities’ counterparty credit risk, this exposure is mitigated by the collateral related to these transactions. The Bank typically has neither power nor significant variable returns due to financing transactions with structured entities and would not generally consolidate such entities. Financing transactions with third-party sponsored structured entities are included on the Bank’s Consolidated Financial Statements and have not been included in the table accompanying this Note.

Arm’s-length Servicing Relationships

In addition to the involvement outlined above, the Bank may also provide services to structured entities on an arm’s-length basis, for example as sub-advisor to an investment fund or asset servicer. Similarly, the Bank’s asset management services provided to institutional investors may include transactions with structured entities. As a consequence of providing these services, the Bank may be exposed to variable returns from these structured entities, for example, through the receipt of fees or short-term exposure to the structured entity’s securities. Any such exposure is typically mitigated by collateral or some other contractual arrangement with the structured entity or its sponsor. The Bank generally has neither power nor significant variable returns from the provision of arm’s-length

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 56

services to a structured entity and, consequently does not consolidate such entities. Fees and other exposures through servicing relationships are included on the Bank’s Consolidated Financial Statements and have not been included in the table accompanying this Note.

INVOLVEMENT WITH CONSOLIDATED STRUCTURED ENTITIES

Securitizations

The Bank securitizes consumer instalment, and other personal loans through securitization entities, predominantly single-seller conduits. These conduits are consolidated by the Bank based on the factors described above. Aside from the exposure resulting from its involvement as seller and sponsor of consolidated securitization conduits described above, including the liquidity facilities provided, the Bank has no contractual or non-contractual arrangements to provide financial support to consolidated securitization conduits. The Bank’s interests in securitization conduits generally rank senior to interests held by other parties, in accordance with the Bank’s investment and risk policies. As a result, the Bank has no significant obligations to absorb losses before other holders of securitization issuances.

Other Structured Consolidated Structured Entities

Depending on the specific facts and circumstances of the Bank’s involvement with structured entities, the Bank may consolidate asset management entities, financing vehicles, or third-party sponsored structured entities, based on the factors described above. Aside from its exposure resulting from its involvement as sponsor or investor in the structured entities as previously discussed, the Bank does not typically have other contractual or non-contractual arrangements to provide financial support to these consolidated structured entities.

INVOLVEMENT WITH UNCONSOLIDATED STRUCTURED ENTITIES

The following table presents information related to the Bank’s unconsolidated structured entities. Unconsolidated structured entities include both TD and third-party sponsored entities. Securitizations include holdings in TD-sponsored multi-seller conduits, as well as third-party sponsored mortgage and asset-backed securitizations, including government-sponsored agency securities such as CMBs, and U.S. government agency issuances. Investment Funds and Trusts include holdings in third-party funds and trusts, as well as holdings in TD-sponsored asset management funds and trusts and commitments to certain U.S. municipal funds. Amounts in Other are predominantly related to investments in community-based U.S. tax-advantage entities described in Note 12. These holdings do not result in the consolidation of these entities as TD does not have power over these entities.

Carrying Amount and Maximum Exposure to Unconsolidated Structured Entities
(millions of Canadian dollars)							As at
			October 31, 2020				October 31, 2019
	Securitizations	Investment funds and trusts	Other	Total	Securitizations	Investment funds and trusts	Other	Total

FINANCIAL ASSETS
Trading loans, securities, and other	$8,764	$845	$–	$9,609	$8,450	$1,096	$–	$9,546
Non-trading financial assets at fair value through profit or loss	3,680	513	68	4,261	3,649	488	–	4,137
Derivatives[1]	–	368	6	374	–	64	6	70
Financial assets designated at fair value through profit or loss	–	23	–	23	–	4	–	4
Financial assets at fair value through other comprehensive income	30,278	2,395	7	32,680	34,451	1,550	9	36,010
Debt securities at amortized cost, net of allowance for credit losses	104,914	28	–	104,942	85,456	–	–	85,456
Loans	2,134	5	–	2,139	1,314	5	–	1,319

Other	8	–	3,098	3,106	6	–	3,027	3,033

Total assets	149,778	4,177	3,179	157,134	133,326	3,207	3,042	139,575

FINANCIAL LIABILITIES
Derivatives[1]	–	150	–	150	–	395	–	395

Obligations related to securities sold short	3,337	335	–	3,672	3,164	503	–	3,667

Total liabilities	3,337	485	–	3,822	3,164	898	–	4,062

Off-balance sheet exposure[2]	16,431	5,105	1,289	22,825	17,233	4,234	1,222	22,689
Maximum exposure to loss from involvement with unconsolidated structured entities	$162,872	$8,797	$4,468	$176,137	$147,395	$6,543	$4,264	$158,202

Size of sponsored unconsolidated structured entities[3]	$10,862	$37,286	$1,200	$49,348	$10,068	$37,638	$1,200	$48,906

[1]

Derivatives primarily subject to vanilla interest rate or foreign exchange risk are not included in these amounts as those derivatives are designed to align the structured entity’s cash flows with risks absorbed by investors and are not predominantly designed to expose the Bank to variable returns created by the entity.

[2]

For the purposes of this disclosure, off-balance sheet exposure represents the notional value of liquidity facilities, guarantees, or other off-balance sheet commitments without considering the effect of collateral or other credit enhancements.

[3]

The size of sponsored unconsolidated structured entities is provided based on the most appropriate measure of size for the type of entity: (1) The par value of notes issued by securitization conduits and similar liability issuers; (2) the total AUM of investment funds and trusts; and (3) the total fair value of partnership or equity shares in issue for partnerships and similar equity issuers.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 57

Sponsored Unconsolidated Structured Entities in which the Bank has no Significant Investment at the End of the Period

Sponsored unconsolidated structured entities in which the Bank has no significant investment at the end of the period are predominantly investment funds and trusts created for the asset management business. The Bank would not typically hold investments, with the exception of seed capital, in these structured entities. However, the Bank continues to earn fees from asset management services provided to these entities, some of which could be based on the performance of the fund. Fees payable are generally senior in the entity’s priority of payment and would also be backed by collateral, limiting the Bank’s exposure to loss from these entities. The Bank earned non-interest income of $2.1 billion (October 31, 2019 – $2.0 billion) from its involvement with these asset management entities for the year ended October 31, 2020, of which $1.8 billion (October 31, 2019 – $1.8 billion) was received directly from these entities. The total AUM in these entities as at October 31, 2020 was $241.4 billion (October 31, 2019 – $233.9 billion). Any assets transferred by the Bank during the period are co-mingled with assets obtained from third parties in the market. Except as previously disclosed, the Bank has no contractual or non-contractual arrangements to provide financial support to unconsolidated structured entities.

NOTE 11: DERIVATIVES

DERIVATIVE PRODUCT TYPES AND RISK EXPOSURES

The majority of the Bank’s derivative contracts are OTC transactions that are bilaterally negotiated between the Bank and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of certain options and futures.

The Bank’s derivative transactions relate to trading and non-trading activities. The purpose of derivatives held for non-trading activities is primarily for managing interest rate, foreign exchange, and equity risk related to the Bank’s funding, lending, investment activities, and other structural market risk management activities. The Bank’s risk management strategy for these risks is discussed in shaded sections of the “Managing Risk” section of the MD&A. The Bank also enters into derivative transactions to economically hedge certain exposures that do not otherwise qualify for hedge accounting, or where hedge accounting is not considered feasible.

Where hedge accounting is applied, only a specific or a combination of risk components are hedged, including benchmark interest rate, foreign exchange rate, and equity price components. All these risk components are observable in the relevant market environment and the change in the fair value or the variability in cash flows attributable to these risk components can be reliably measured for hedged items.

Where the derivatives are in hedge relationships, the main sources of ineffectiveness can be attributed to differences between hedging instruments and hedged items:

•	Differences in fixed rates, when contractual coupons of the fixed rate hedged items are designated;
•	Differences in the discounting factors, when hedging derivatives are collateralized;
•	CVA on the hedging derivatives; and
•	Mismatch in critical terms such as tenor and timing of cash flows between hedging instruments and hedged items.

To mitigate a portion of the ineffectiveness, the Bank designates the benchmark risk component of contractual cash flows of hedged items and executes hedging derivatives with high-quality counterparties. The majority of the Bank’s hedging derivatives are collateralized.

Interest Rate Derivatives

Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional amount. This includes interest rate swaps that are transacted and settled through a clearing house which acts as a central counterparty. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional amount. No exchange of principal amount takes place.

Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional amount. No exchange of principal amount takes place.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or series of future dates or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing the Bank’s interest rate exposure, the Bank acts as both a writer and purchaser of these options. Options are transacted both OTC and through exchanges. Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

The Bank uses interest rate swaps to hedge its exposure to benchmark interest rate risk by modifying the repricing or maturity characteristics of existing and/or forecasted assets and liabilities, including funding and investment activities. These swaps are designated in either fair value hedge against fixed rate asset/liability or cash flow hedge against floating rate asset/liability. For fair value hedges, the Bank assesses and measures the hedge effectiveness based on the change in the fair value or cash flows of the derivative hedging instrument relative to the change in the fair value or cash flows of the hedged item. For cash flow hedges, the Bank uses the hypothetical derivative having terms that identically match the critical terms of the hedged item as the proxy for measuring the change in fair value or cash flows of the hedged item.

Foreign Exchange Derivatives

Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest cash flows in different currencies over a period of time. These contracts are used to manage currency and/or interest rate exposures.

Foreign exchange futures contracts are similar to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 58

Where hedge accounting is applied, the Bank assesses and measures the hedge effectiveness based on the change in the fair value of the hedging instrument relative to translation gains and losses of net investment in foreign operations or the change in cash flows of the foreign currency denominated asset/liability attributable to foreign exchange risk, using the hypothetical derivative method.

The Bank uses non-derivative instruments such as foreign currency deposit liabilities and derivative instruments such as cross-currency swaps and foreign exchange forwards to hedge its foreign currency exposure. These hedging instruments are designated in either net investment hedges or cash flow hedges.

Credit Derivatives

The Bank uses credit derivatives such as credit default swaps (CDS) and total return swaps in managing risks of the Bank’s corporate loan portfolio and other cash instruments, as well as managing counterparty credit risk on derivatives. Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations. The Bank uses credit derivatives to mitigate industry concentration and borrower-specific exposure as part of the Bank’s portfolio risk management techniques. The credit, legal, and other risks associated with these transactions are controlled through well established procedures. The Bank’s policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit, and monitoring processes that is used for all counterparties to which the Bank has credit exposure.

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS (referred to as option contracts), which include contracts transacted through clearing houses, and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for deterioration in value of the reference asset or group of assets upon the occurrence of certain credit events such as bankruptcy, or changes in specified credit rating or credit index. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.

Other Derivatives

The Bank also transacts in equity and commodity derivatives in both the exchange and OTC markets.

Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both OTC and through exchanges.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Commodity contracts include commodity forwards, futures, swaps, and options, such as precious metals and energy-related products in both OTC and exchange markets.

Where hedge accounting is applied, the Bank uses equity forwards and/or total return swaps to hedge its exposure to equity price risk. These derivatives are designated as cash flow hedges. The Bank assesses and measures the hedge effectiveness based on the change in the fair value of the hedging instrument relative to the change in the cash flows of the hedged item attributable to movement in equity price, using the hypothetical derivative method.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 59

Fair Value of Derivatives
(millions of Canadian dollars)	October 31, 2020		October 31, 2019
	Fair value as at balance sheet date		Fair value as at balance sheet date
	Positive	Negative	Positive	Negative
Derivatives held or issued for trading purposes
Interest rate contracts
Forward rate agreements	$38	$71	$24	$149
Swaps	12,290	15,068	11,244	11,952
Options written	–	1,321	–	1,099
Options purchased	1,322	–	1,168	–
Total interest rate contracts	13,650	16,460	12,436	13,200
Foreign exchange contracts
Forward contracts	818	1,361	713	1,540
Swaps	10,858	9,649	12,734	12,613
Cross-currency interest rate swaps	15,106	14,431	14,721	12,913
Options written	–	286	–	302
Options purchased	256	–	289	–
Total foreign exchange contracts	27,038	25,727	28,457	27,368
Credit derivative contracts
Credit default swaps – protection purchased	3	165	–	241
Credit default swaps – protection sold	7	9	16	–
Total credit derivative contracts	10	174	16	241
Other contracts
Equity contracts	3,649	3,328	748	2,942
Commodity contracts	2,414	1,993	1,524	1,335
Total other contracts	6,063	5,321	2,272	4,277
Fair value – trading	46,761	47,682	43,181	45,086
Derivatives held or issued for non-trading purposes
Interest rate contracts
Forward rate agreements	2	1	–	2
Swaps	4,299	2,671	2,365	1,303
Options written	–	2	–	1
Options purchased	9	–	15	–
Total interest rate contracts	4,310	2,674	2,380	1,306
Foreign exchange contracts
Forward contracts	608	187	660	90
Swaps	8	1	2	22
Cross-currency interest rate swaps	1,964	1,399	1,531	1,919
Total foreign exchange contracts	2,580	1,587	2,193	2,031
Credit derivative contracts
Credit default swaps – protection purchased	9	153	–	179
Total credit derivative contracts	9	153	–	179
Other contracts
Equity contracts	582	1,107	1,140	1,449
Total other contracts	582	1,107	1,140	1,449
Fair value – non-trading	7,481	5,521	5,713	4,965
Total fair value	$54,242	$53,203	$48,894	$50,051

The following table distinguishes derivatives held or issued for non-trading purposes between those that have been designated in qualifying hedge accounting relationships and those which have not been designated in qualifying hedge accounting relationships as at October 31, 2020 and October 31, 2019.

Fair Value of Non-Trading Derivatives[1]
(millions of Canadian dollars)										As at
										October 31, 2020
	Derivative Assets								Derivative Liabilities
	Derivatives in qualifying hedging relationships			Derivatives not in qualifying hedging relationships		Derivatives in qualifying hedging relationships			Derivatives not in qualifying hedging relationships
	Fair value	Cash flow	Net investment		Total	Fair value	Cash flow	Net investment		Total
Derivatives held or issued for non-trading purposes
Interest rate contracts	$1,624	$1,061	$–	$1,625	$4,310	$884	$81	$–	$1,709	$2,674
Foreign exchange contracts	–	2,503	–	77	2,580	–	1,546	–	41	1,587
Credit derivative contracts	–	–	–	9	9	–	–	–	153	153
Other contracts	–	200	–	382	582	–	142	–	965	1,107
Fair value – non-trading	$1,624	$3,764	$–	$2,093	$7,481	$884	$1,769	$–	$2,868	$5,521

										October 31, 2019
Derivatives held or issued for non-trading purposes
Interest rate contracts	$882	$804	$–	$694	$2,380	$786	$(46)	$–	$566	$1,306
Foreign exchange contracts	–	2,175	2	16	2,193	–	1,910	58	63	2,031
Credit derivative contracts	–	–	–	–	–	–	–	–	179	179
Other contracts	–	531	–	609	1,140	–	–	–	1,449	1,449
Fair value – non-trading	$882	$3,510	$2	$1,319	$5,713	$786	$1,864	$58	$2,257	$4,965

[1]	Certain derivative assets qualify to be offset with certain derivative liabilities on the Consolidated Balance Sheet. Refer to Note 6 for further details.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 60

Fair Value Hedges

The following table presents the effects of fair value hedges on the Consolidated Balance Sheet and the Consolidated Statement of Income.

Fair Value Hedges
(millions of Canadian dollars)	For the years ended or as at October 31
						2020
	Change in value of hedged items for ineffectiveness measurement	Change in fair value of hedging instruments for ineffectiveness measurement	Hedge ineffectiveness	Carrying amounts for hedged items	Accumulated amount of fair value hedge adjustments on hedged items[1]	Accumulated amount of fair value hedge adjustments on de-designated hedged items
Assets
Interest rate risk
Debt securities at amortized cost	$1,377	$(1,384)	$(7)	$59,095	$2,572	$215
Financial assets at fair value through other comprehensive income	1,413	(1,414)	(1)	66,000	1,812	52
Loans	1,834	(1,838)	(4)	36,019	2,059	37
Total assets	4,624	(4,636)	(12)	161,114	6,443	304

Liabilities
Interest rate risk
Deposits	(3,962)	3,922	(40)	142,464	4,703	72
Securitization liabilities at amortized cost	(201)	202	1	3,519	230	–
Subordinated notes and debentures	(246)	246	–	2,658	111	(13)
Total liabilities	(4,409)	4,370	(39)	148,641	5,044	59
Total	$215	$(266)	$(51)

						2019
Assets
Interest rate risk
Debt securities at amortized cost	$2,144	$(2,160)	$(16)	$46,888	$1,502	$–
Financial assets at fair value through other comprehensive income	3,286	(3,299)	(13)	78,688	580	(119)
Loans	1,440	(1,458)	(18)	59,270	741	(6)
Total assets	6,870	(6,917)	(47)	184,846	2,823	(125)

Liabilities
Interest rate risk
Deposits	(4,566)	4,584	18	125,602	2,214	(11)
Securitization liabilities at amortized cost	(149)	151	2	5,481	82	–
Subordinated notes and debentures	(189)	190	1	5,071	(28)	(135)
Total liabilities	(4,904)	4,925	21	136,154	2,268	(146)
Total	$1,966	$(1,992)	$(26)

						2018
Total	$(802)	$804	$2

[1]

The Bank has portfolios of fixed rate financial assets and liabilities whereby the notional amount changes frequently due to originations, issuances, maturities and prepayments. The interest rate risk hedges on these portfolios are rebalanced dynamically.

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Cash Flow Hedges and Net Investment Hedges

The following table presents the effects of cash flow hedges and net investment hedges on the Bank’s Consolidated Statement of Income and the Consolidated Statement of Comprehensive Income.

Cash Flow and Net Investment Hedges
(millions of Canadian dollars)	For the years ended October 31
						2020
	Change in value of hedged items for ineffectiveness measurement	Change in fair value of hedging instruments for ineffectiveness measurement	Hedge ineffectiveness	Hedging gains (losses) recognized in other comprehensive income[1]	Amount reclassified from accumulated other comprehensive income (loss) to earnings[1]	Net change in other comprehensive income (loss)[1]
Cash flow hedges[2]
Interest rate risk[3]	$(3,884)	$3,891	$7	$4,222	$609	$3,613
Foreign exchange risk[4,5,6]	(1,129)	1,122	(7)	650	1,043	(393)
Equity price risk	364	(364)	–	(364)	(294)	(70)
Total cash flow hedges	$(4,649)	$4,649	$–	$4,508	$1,358	$3,150

Net investment hedges	$394	$(394)	$–	$(394)	$(2,077)	$1,683

						2019
Cash flow hedges[2]
Interest rate risk[3]	$(5,087)	$5,089	$2	$5,041	$(218)	$5,259
Foreign exchange risk[4,5,6]	251	(250)	1	(466)	(572)	106
Equity price risk	(122)	122	–	122	117	5
Total cash flow hedges	$(4,958)	$4,961	$3	$4,697	$(673)	$5,370

Net investment hedges	$(180)	$180	$–	$180	$–	$180

						2018
Total cash flow hedges[2]	2,070	$(2,072)	$(2)	$(2,100)	$738	$(2,838)

Net investment hedges	392	$(392)	$–	$(392)	$–	$(392)

[1]	Effects on other comprehensive income are presented on a pre-tax basis.
[2]	During the years ended October 31, 2020, October 31, 2019, and October 31, 2018, there were no instances where forecasted hedged transactions failed to occur.
[3]	Hedged items include forecasted interest cash flows on loans, deposits, and securitization liabilities.
[4]	For non-derivative instruments designated as hedging foreign exchange risk, fair value change is measured as the gains and losses due to spot foreign exchange movements.
[5]

Cross-currency swaps may be used to hedge foreign exchange risk or a combination of interest rate risk and foreign exchange risk in a single hedging relationship. These hedges are disclosed in the above risk category (foreign exchange risk).

[6]	Hedged items include principal and interest cash flows on foreign denominated securities, loans, deposits, other liabilities, and subordinated notes and debentures.

Reconciliation of Accumulated Other Comprehensive Income (Loss)[1]
(millions of Canadian dollars)	For the years ended October 31
	2020
	Accumulated other comprehensive income (loss) at beginning of year	Net changes in other comprehensive income (loss)	Accumulated other comprehensive income (loss) at end of year	Accumulated other comprehensive income (loss) on designated hedges	Accumulated other comprehensive income (loss) on de-designated hedges
Cash flow hedges
Interest rate risk	$1,603	$3,613	$5,216	$1,881	$3,335
Foreign exchange risk	353	(393)	(40)	(40)	–
Equity price risk	25	(70)	(45)	(45)	–
Total cash flow hedges	$1,981	$3,150	$5,131	$1,796	$3,335

Net investment hedges

Foreign translation risk	$(5,509)	$1,683	$(3,826)	$(3,826)	$–

	2019
Cash flow hedges
Interest rate risk	$(3,656)	$5,259	$1,603	$1,226	$377
Foreign exchange risk	247	106	353	353	–

Equity price risk	20	5	25	25	–
Total cash flow hedges	$(3,389)	$5,370	$1,981	$1,604	$377

Net investment hedges

Foreign translation risk	$(5,689)	$180	$(5,509)	$(5,509)	$–

[1]	Presented on a pre-tax basis and excludes the Bank’s equity in the AOCI of an investment in TD Ameritrade.

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NOTIONAL AMOUNTS

The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts do not represent the potential gain or loss associated with the market risk nor are they indicative of the credit risk associated with derivative financial instruments.

The following table discloses the notional amount of over-the-counter and exchange-traded derivatives.

Over-the-Counter and Exchange-Traded Derivatives
(millions of Canadian dollars)	As at
	October 31 2020								October 31 2019
	Trading
	Over-the-Counter[1]
	Clearing house	[2]	Non clearing house	Exchange- traded	Total	Non- trading	[3]	Total	Total

Notional
Interest rate contracts
Futures	$–		$–	$546,112	$546,112	$–		$546,112	$884,565
Forward rate agreements	1,468,217		9,035	–	1,477,252	1,497		1,478,749	1,846,927
Swaps	8,659,568		350,193	–	9,009,761	1,338,113		10,347,874	11,412,846
Options written	–		89,499	275,160	364,659	1,649		366,308	246,268

Options purchased	–		82,712	366,412	449,124	3,914		453,038	314,793

Total interest rate contracts	10,127,785		531,439	1,187,684	11,846,908	1,345,173		13,192,081	14,705,399
Foreign exchange contracts
Futures	–		–	–	–	–		–	16
Forward contracts	–		116,537	–	116,537	31,717		148,254	190,465
Swaps	–		2,035,231	–	2,035,231	1,263		2,036,494	1,749,551
Cross-currency interest rate swaps	–		896,278	–	896,278	97,182		993,460	858,701
Options written	–		17,863	40	17,903	–		17,903	27,654

Options purchased	–		17,894	26	17,920	–		17,920	27,295

Total foreign exchange contracts	–		3,083,803	66	3,083,869	130,162		3,214,031	2,853,682
Credit derivative contracts
Credit default swaps – protection purchased	8,444		102	–	8,546	4,196		12,742	12,670

Credit default swaps – protection sold	1,336		207	–	1,543	1		1,544	1,112

Total credit derivative contracts	9,780		309	–	10,089	4,197		14,286	13,782
Other contracts
Equity contracts	–		76,337	71,960	148,297	27,767		176,064	188,371

Commodity contracts	66		46,370	56,835	103,271	–		103,271	96,687

Total other contracts	66		122,707	128,795	251,568	27,767		279,335	285,058

Total	$10,137,631		$3,738,258	$1,316,545	$15,192,434	$1,507,299		$16,699,733	$17,857,921

[1]

Collateral held under a Credit Support Annex to help reduce counterparty credit risk is in the form of high-quality and liquid assets such as cash and high-quality government securities. Acceptable collateral is governed by the Collateralized Trading Policy.

[2]

Derivatives executed through a central clearing house reduce settlement risk due to the ability to net settle offsetting positions for capital purposes and therefore receive preferential capital treatment compared to those settled with non-central clearing house counterparties.

[3]

As at October 31, 2020, includes $1,150 billion of OTC derivatives that are transacted with clearing houses (October 31, 2019 – $1,454 billion) and $357 billion of OTC derivatives that are transacted with non-clearing houses (October 31, 2019 – $352 billion). There were no exchange-traded derivatives both as at October 31, 2020 and October 31, 2019.

The following table distinguishes the notional amount of derivatives held or issued for non-trading purposes between those that have been designated in qualifying hedge accounting relationships and those which have not been designated in qualifying hedge accounting relationships.

Notional of Non-Trading Derivatives
(millions of Canadian dollars)	As at
	October 31, 2020
	Derivatives in qualifying hedging relationships					Derivatives not in qualifying hedging relationships
Derivatives held or issued for hedging (non-trading) purposes	Fair value	Cash flow	[1]	Net Investment	[1]		Total
Interest rate contracts	$313,461	$193,897		$–		$837,815	$1,345,173
Foreign exchange contracts	–	121,263		44		8,855	130,162
Credit derivative contracts	–	–		–		4,197	4,197

Other contracts	–	1,630		–		26,137	27,767

Total notional non-trading	$313,461	$316,790		$44		$877,004	$1,507,299

	October 31, 2019
Interest rate contracts	$337,374	$234,134		$–		$1,077,788	$1,649,296
Foreign exchange contracts	–	117,532		1,292		4,525	123,349
Credit derivative contracts	–	–		–		3,199	3,199

Other contracts	–	2,079		–		27,375	29,454

Total notional non-trading	$337,374	$353,745		$1,292		$1,112,887	$1,805,298

[1]

Certain cross-currency swaps are executed using multiple derivatives, including interest rate swaps. These derivatives are used to hedge foreign exchange rate risk in cash flow hedges and net investment hedges.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 63

The following table discloses the notional principal amount of over-the-counter derivatives and exchange-traded derivatives based on their contractual terms to maturity.

Derivatives by Remaining Term-to-Maturity
(millions of Canadian dollars)					As at
				October 31 2020	October 31 2019
Notional Principal	Within 1 year	Over 1 year to 5 years	Over 5 years	Total	Total
Interest rate contracts
Futures	$422,942	$123,170	$–	$546,112	$884,565
Forward rate agreements	1,431,511	46,454	784	1,478,749	1,846,927
Swaps	3,184,527	5,020,569	2,142,778	10,347,874	11,412,846
Options written	293,678	63,196	9,434	366,308	246,268

Options purchased	383,966	59,949	9,123	453,038	314,793

Total interest rate contracts	5,716,624	5,313,338	2,162,119	13,192,081	14,705,399
Foreign exchange contracts
Futures	–	–	–	–	16
Forward contracts	137,409	10,761	84	148,254	190,465
Swaps	1,993,627	36,992	5,875	2,036,494	1,749,551
Cross-currency interest rate swaps	253,709	543,801	195,950	993,460	858,701
Options written	15,796	1,830	277	17,903	27,654

Options purchased	15,671	1,964	285	17,920	27,295

Total foreign exchange contracts	2,416,212	595,348	202,471	3,214,031	2,853,682
Credit derivative contracts
Credit default swaps – protection purchased	1,869	4,526	6,347	12,742	12,670

Credit default swaps – protection sold	410	901	233	1,544	1,112

Total credit derivative contracts	2,279	5,427	6,580	14,286	13,782
Other contracts
Equity contracts	132,950	43,103	11	176,064	188,371

Commodity contracts	87,727	15,333	211	103,271	96,687

Total other contracts	220,677	58,436	222	279,335	285,058

Total	$8,355,792	$5,972,549	$2,371,392	$16,699,733	$17,857,921

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 64

The following table discloses the notional amount and average price of derivative instruments designated in qualifying hedge accounting relationships.

Hedging Instruments by Remaining Term-to-Maturity
(millions of Canadian dollars, except as noted)	As at
	October 31 2020				October 31 2019
Notional	Within 1 year	Over 1 year to 5 years	Over 5 years	Total	Total
Interest rate risk
Interest rate swaps
Notional – pay fixed	$35,776	$76,270	$48,976	$161,022	$201,878
Average fixed interest rate %	1.29	1.54	1.53
Notional – received fixed	37,905	140,448	50,404	228,757	248,779
Average fixed interest rate %	0.93	1.58	0.89

Total notional – interest rate risk	73,681	216,718	99,380	389,779	450,657
Foreign exchange risk[1]
Forward contracts
Notional – USD/CAD	680	775	200	1,655	1,063
Average FX forward rate	1.32	1.33	1.34
Notional – EUR/CAD	4,240	12,471	316	17,027	17,009
Average FX forward rate	1.56	1.65	1.73
Notional – other	44	–	–	44	1,292
Cross-currency swaps[2,3]
Notional – USD/CAD	27,547	24,498	2,634	54,679	49,455
Average FX rate	1.30	1.32	1.33
Notional – EUR/CAD	2,327	16,691	2,898	21,916	23,474
Average FX rate	1.46	1.51	1.50
Notional – GBP/CAD	2,071	3,020	284	5,375	5,033
Average FX rate	1.72	1.70	1.71
Notional – other currency pairs[4]	9,691	10,365	552	20,608	21,468

Total notional – foreign exchange risk	46,600	67,820	6,884	121,304	118,794
Equity Price Risk
Notional – equity forward contracts	1,657	–	–	1,657	2,092

Total notional	$121,938	$284,538	$106,264	$512,740	$571,543

[1]

Foreign currency denominated deposit liabilities are also used to hedge foreign exchange risk. As at October 31, 2020, the carrying value of these non-derivative hedging instruments was $27.9 billion (October 31, 2019 – $23.9 billion) designated under net investment hedges.

[2]

Cross-currency swaps may be used to hedge foreign exchange risk or a combination of interest rate risk and foreign exchange risk in a single hedge relationship. Both these types of hedges are disclosed under the Foreign exchange risk as the risk category.

[3]

Certain cross-currency swaps are executed using multiple derivatives, including interest rate swaps. The notional amount of these interest rate swaps, excluded from the above, is $117.6 billion as at October 31, 2020 (October 31, 2019 – $120.9 billion).

[4]

Includes derivatives executed to manage non-trading foreign currency exposures, when more than one currency is involved prior to hedging to the Canadian dollar, when the functional currency of the entity is not the Canadian dollar, or when the currency pair is not a significant exposure for the Bank.

Interest Rate Benchmark Reform

The Bank’s hedging relationships have significant exposure to US LIBOR, EURIBOR and GBP LIBOR benchmark rates. Under IBOR reform, these benchmark rates may be subject to discontinuance, changes in methodology, or become illiquid when the adoption of ARRs as established benchmark rates increase. As a result of these developments, significant judgment is required in determining whether certain hedging relationships that hedge the variability of cash flows and interest rate or foreign exchange risk due to changes in IBORs continue to qualify for hedge accounting.

Impacted hedging relationships will continue to be monitored for each significant benchmark rate subject to potential ARR transition. As the new ARRs are likely to differ from the prior benchmark rates, new or revised hedging strategies may be required to better align derivative hedging instruments with hedged items. However, given the market uncertainty, the assessment of the impact on the Bank’s hedging strategies and its mitigation plans is ongoing.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 65

The following table discloses the notional amount of derivative instruments designated in qualifying hedge accounting relationships, disaggregated by significant interest rate benchmark, that have yet to transition to an alternative benchmark rate for contracts maturing after December 31, 2021. EURIBOR underwent a methodology change in 2019 and will continue as a benchmark rate in the foreseeable future and is excluded from this table. As at October 31, 2020, the notional amount of derivative instruments indexed to EURIBOR in designated hedge accounting relationships is $46 billion (October 31, 2019 – $48 billion). As at October 31, 2020, none of the Bank’s derivative instruments in designated hedge accounting relationships have transitioned to an ARR.

Derivative Instruments Designated in Qualifying Hedge Accounting Relationships[1,2]
(millions of Canadian dollars)	As at
	October 31, 2020	October 31, 2019
Notional	Hedging derivatives maturing after December 31, 2021
Interest rate risk
Interest rate swaps
US LIBOR	$210,352	$173,763
GBP LIBOR	–	–
Foreign exchange risk
Interest rate swaps
US LIBOR	17,024	9,586
GBP LIBOR	1,726	1,706
Cross-currency swaps[3]
US LIBOR	34,359	21,539
GBP LIBOR	2,589	2,559

Total	$266,050	$209,153

[1]	US LIBOR transitioning to Secured Overnight Financing Rate (SOFR). GBP LIBOR transitioning to Sterling Overnight Interbank Average Rate (SONIA).
[2]

Excludes hedging derivatives which reference rates in multi-rate jurisdictions, including CDOR. Derivative instruments indexed to 6-month and 12-month CDOR tenors will be discontinued on May 17, 2021 while other tenors of CDOR will continue as a benchmark rate. As at October 31, 2020, the Bank does not have any derivative instruments indexed to 6-month or 12-month CDOR in designated hedge accounting relationships.

[3]

Cross-currency swaps may be used to hedge foreign exchange risk or a combination of interest rate risk and foreign exchange risk in a single hedge relationship. Both these types of hedges are disclosed under the Foreign exchange risk as the risk category.

DERIVATIVE-RELATED RISKS

Market Risk

Derivatives, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry.

The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk.

Credit Risk

Credit risk on derivatives, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank.

Derivative-related credit risks are subject to the same credit approval, limit and monitoring standards that are used for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification and maturity structure of the portfolios. The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other risk mitigation techniques. Master netting agreements reduce risk to the Bank by allowing the Bank to close out and net transactions with counterparties subject to such agreements upon the occurrence of certain events. The current replacement cost and credit equivalent amount shown in the following table are based on the standardized approach for counterparty credit risk. According to this approach, the current replacement cost accounts for the fair value of the positions, posted and received collateral, and master netting agreement clauses. The credit equivalent amount is the sum of the current replacement cost and the potential future exposure, which is calculated by applying factors determined by OSFI to the notional principal amount of the derivatives. The risk-weighted amount is determined by applying the adequate risk weights to the credit equivalent amount.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 66

Credit Exposure of Derivatives[1]
(millions of Canadian dollars)						As at
	October 31, 2020			October 31, 2019
	Current replacement cost	Credit equivalent amount	Risk- weighted amount	Current replacement cost	Credit equivalent amount	Risk- weighted amount
Interest rate contracts
Forward rate agreements	$20	$325	$229	$31	$536	$449
Swaps	4,347	10,607	2,641	3,210	9,635	1,809
Options written	33	129	36	64	224	60

Options purchased	5	75	23	69	235	42

Total interest rate contracts	4,405	11,136	2,929	3,374	10,630	2,360
Foreign exchange contracts
Forward contracts	465	2,364	353	434	2,555	375
Swaps	1,999	15,638	1,370	1,961	14,286	1,635
Cross-currency interest rate swaps	2,087	10,422	1,500	1,812	10,288	1,183
Options written	29	135	44	29	193	45

Options purchased	8	104	28	19	170	38

Total foreign exchange contracts	4,588	28,663	3,295	4,255	27,492	3,276
Other contracts
Credit derivatives	3	508	123	6	634	149
Equity contracts	689	8,513	1,376	151	5,706	667

Commodity contracts	714	3,610	975	383	3,083	627

Total other contracts	1,406	12,631	2,474	540	9,423	1,443
Total derivatives	10,399	52,430	8,698	8,169	47,545	7,079

Qualifying Central Counterparty (QCCP) Contracts	3,274	14,150	410	3,085	12,967	349
Total	$13,673	$66,580	$9,108	$11,254	$60,512	$7,428

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

Current Replacement Cost of Derivatives
(millions of Canadian dollars, except as noted)								As at
	Canada[1]		United States[1]		Other international[1]		Total
By sector	October 31 2020	October 31 2019	October 31 2020	October 31 2019	October 31 2020	October 31 2019	October 31 2020	October 31 2019
Financial	$2,562	$2,416	$123	$80	$309	$245	$2,994	$2,741
Government	2,156	1,836	26	43	116	221	2,298	2,100

Other	2,092	1,279	2,397	1,531	618	518	5,107	3,328
Total current replacement cost	$6,810	$5,531	$2,546	$1,654	$1,043	$984	$10,399	$8,169

By location of risk					October 31 2020	October 31 2019	October 31 2020 % mix	October 31 2019 % mix

Canada					$3,752	$2,768	36.1%	33.9%

United States					4,078	2,936	39.2	36.0
Other international
United Kingdom					371	501	3.6	6.1
Europe – other					1,414	1,211	13.6	14.8
Other					784	753	7.5	9.2

Total Other international					2,569	2,465	24.7	30.1
Total current replacement cost					$10,399	$8,169	100.0%	100.0%

[1]	Based on geographic location of unit responsible for recording revenue.

Certain of the Bank’s derivative contracts are governed by master derivative agreements having provisions that may permit the Bank’s counterparties to require, upon the occurrence of a certain contingent event: (1) the posting of collateral or other acceptable remedy such as assignment of the affected contracts to an acceptable counterparty; or (2) settlement of outstanding derivative contracts. Most often, these contingent events are in the form of a downgrade of the senior debt rating of the Bank, either as counterparty or as guarantor of one of the Bank’s subsidiaries. At October 31, 2020, the aggregate net liability position of those contracts would require: (1) the posting of collateral or other acceptable remedy totalling $120 million (October 31, 2019 – $102 million) in the event of a one-notch or two-notch downgrade in the Bank’s senior debt rating; and (2) funding totalling nil (October 31, 2019 – $0.5 million) following the termination and settlement of outstanding derivative contracts in the event of a one-notch or two-notch downgrade in the Bank’s senior debt rating.

Certain of the Bank’s derivative contracts are governed by master derivative agreements having credit support provisions that permit the Bank’s counterparties to call for collateral depending on the net mark-to-market exposure position of all derivative contracts governed by that master derivative agreement. Some of these agreements may permit the Bank’s counterparties to require, upon the downgrade of the credit rating of the Bank, to post additional collateral. As at October 31, 2020, the fair value of all derivative instruments with credit risk related contingent features in a net liability position was $11 billion (October 31, 2019 – $11 billion). The Bank has posted $14 billion (October 31, 2019 – $14 billion) of collateral for this exposure in the normal course of business. As at October 31, 2020, the impact of a one-notch downgrade in the Bank’s credit rating would require the Bank to post an additional $202 million (October 31, 2019 – $147 million) of collateral to that posted in the normal course of business. A two-notch downgrade in the Bank’s credit rating would require the Bank to post an additional $249 million (October 31, 2019 – $192 million) of collateral to that posted in the normal course of business.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 67

NOTE 12:  INVESTMENT IN ASSOCIATES AND JOINT VENTURES

INVESTMENT IN THE CHARLES SCHWAB CORPORATION

On October 6, 2020, The Charles Schwab Corporation (“Schwab”) completed its acquisition of TD Ameritrade Holding Corporation (“TD Ameritrade”), of which the Bank was a major shareholder (the “Schwab transaction”). Under the terms of the Schwab transaction, all TD Ameritrade shareholders, including the Bank, exchanged each TD Ameritrade share they owned for 1.0837 common shares of Schwab. Upon closing, the Bank exchanged its approximately 43% ownership in TD Ameritrade for an approximately 13.5% stake in Schwab, consisting of 9.9% voting common shares and the remainder in non-voting common shares, convertible into voting common shares upon transfer to a third party. The Bank recognized a net gain on sale of its investment in TD Ameritrade of $1.4 billion ($2.3 billion after-tax) in the fourth quarter of 2020, which was recorded in Other income (loss) on the Consolidated Statement of Income. The gain was primarily related to the revaluation on sale of the Bank’s investment in TD Ameritrade, after elimination of the unrealized portion relating to the Bank’s ownership in Schwab, and the release of a deferred tax liability related to the Bank’s investment in TD Ameritrade, and after transaction costs. The Bank also released the cumulative foreign currency translation gains (losses) from AOCI related to the Bank’s foreign investment in TD Ameritrade on the sale of its investment, with an offsetting AOCI release of the designated hedging items and related taxes against this foreign investment. The transaction had an approximately neutral impact on CET1 at closing.

The Bank and Schwab are party to a stockholder agreement (the “Stockholder Agreement”) under which the Bank has the right to designate two members of Schwab’s Board of Directors and has representation on two Board Committees, subject to the Bank meeting certain conditions. As of October 31, 2020, the Bank’s designated directors were the Bank’s Group President and Chief Executive Officer and the Bank’s Chair of the Board. Under the Stockholder Agreement, the Bank is not permitted to own more than 9.9% voting common shares of Schwab, and the Bank is subject to customary standstill and lockup restrictions, including, subject to certain exceptions, transfer restrictions. In addition, the insured deposit account agreement between the Bank and Schwab (the “Schwab IDA Agreement”) became effective upon closing and has an initial expiration date of July 1, 2031. Refer to Note 28 for further details on the Schwab IDA Agreement.

Through a combination of the Bank’s ownership, board representation and the Schwab IDA Agreement, the Bank has significant influence over Schwab and the ability to participate in the financial and operating policy-making decisions of Schwab. As such, the Bank accounts for its investment in Schwab using the equity method. The Bank’s share of Schwab’s earnings available to common shareholders is reported with a one-month lag, and the Bank will begin recording its share of Schwab’s earnings on this basis in the first quarter of fiscal 2021.

As at October 31, 2020, the Bank’s reported investment in Schwab was 13.51% of the outstanding voting and non-voting common shares of Schwab with a fair value of $14 billion (US$10 billion) based on the closing price of US$41.11 on the New York Stock Exchange.

INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

Prior to completion of the Schwab transaction on October 6, 2020, the Bank had significant influence over TD Ameritrade and accounted for its investment in TD Ameritrade using the equity method. The Bank’s share of TD Ameritrade’s earnings, excluding dividends, was reported with a one-month lag. The Bank’s reported investment in TD Ameritrade was 43.19% of the outstanding shares of TD Ameritrade on October 31, 2019 with a fair value of $12 billion (US$9 billion) based on the closing price of US$38.38 on the New York Stock Exchange.

During the year ended October 31, 2020, TD Ameritrade repurchased 2.0 million shares (for the year ended October 31, 2019 – 21.5 million shares). Pursuant to the stockholders agreement in relation to the Bank’s equity investment in TD Ameritrade, if stock repurchases by TD Ameritrade caused the Bank’s ownership percentage of TD Ameritrade to exceed 45%, the Bank was required to use reasonable efforts to sell or dispose of such excess stock, subject to the Bank’s commercial judgment as to the optimal timing, amount, and method of sales with a view to maximizing proceeds from such sales. However, in the event that stock repurchases by TD Ameritrade caused the Bank’s ownership percentage of TD Ameritrade to exceed 45%, the Bank had no absolute obligation to reduce its ownership percentage to 45%. In addition, stock repurchases by TD Ameritrade could not result in the Bank’s ownership percentage of TD Ameritrade exceeding 47%.

Pursuant to the stockholders agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank had the right to designate five of twelve members of TD Ameritrade’s Board of Directors. Immediately prior to completion of the Schwab transaction, the Bank’s designated directors were the Bank’s Group President and Chief Executive Officer and four independent directors of TD or TD’s U.S. subsidiaries.

The condensed financial statements of TD Ameritrade, based on its consolidated financial statements, are included in the following tables.

Condensed Consolidated Balance Sheets[1]
(millions of Canadian dollars)		As at
	September 30 2020	September 30 2019
Assets
Receivables from brokers, dealers, and clearing organizations	$2,070	$3,212
Receivables from clients, net	36,938	27,156

Other assets, net	36,223	27,303
Total assets	$75,231	$57,671
Liabilities
Payable to brokers, dealers, and clearing organizations	$4,307	$4,357
Payable to clients	50,382	35,650

Other liabilities	7,174	6,205

Total liabilities	61,863	46,212

Stockholders’ equity[2]	13,368	11,459
Total liabilities and stockholders’ equity	$75,231	$57,671

[1]	Customers’ securities are reported on a settlement date basis whereas the Bank reports customers’ securities on a trade date basis.
[2]

As at October 31, 2019, the difference between the carrying value of the Bank’s investment in TD Ameritrade and the Bank’s share of TD Ameritrade’s stockholders’ equity was comprised of goodwill, other intangibles, and the cumulative translation adjustment.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 68

Condensed Consolidated Statements of Income
(millions of Canadian dollars, except as noted)	For the years ended September 30
	2020	2019	2018
Revenues
Net interest revenue	$1,873	$2,036	$1,635

Fee-based and other revenue	6,202	5,947	5,365

Total revenues	8,075	7,983	7,000
Operating expenses
Employee compensation and benefits	1,905	1,756	1,992

Other	2,388	2,245	2,434

Total operating expenses	4,293	4,001	4,426

Other expense (income)	143	94	142
Pre-tax income	3,639	3,888	2,432

Provision for income taxes	910	957	535
Net income[1,2]	$2,729	$2,931	$1,897
Earnings per share – basic (Canadian dollars)	$5.04	$5.27	$3.34

Earnings per share – diluted (Canadian dollars)	5.02	5.26	3.32

[1]

The Bank’s share of TD Ameritrade’s earnings is based on the published consolidated financial statements of TD Ameritrade after converting into Canadian dollars and is subject to adjustments relating to the amortization of certain intangibles.

[2]

The Bank’s share of TD Ameritrade’s earnings for the year ended October 31, 2018 included a net favourable adjustment of $41 million (US$32 million) primarily representing the Bank’s share of TD Ameritrade’s remeasurement of its deferred income tax balances as a result of the reduction in the U.S. federal corporate income tax rate.

INVESTMENT IN IMMATERIAL ASSOCIATES OR JOINT VENTURES

Except for Schwab and TD Ameritrade as disclosed above, no associate or joint venture was individually material to the Bank as of October 31, 2020, or October 31, 2019. The carrying amount of the Bank’s investment in individually immaterial associates and joint ventures during the period was $3.4 billion (October 31, 2019 – $3.2 billion).

Individually immaterial associates and joint ventures consisted predominantly of investments in private funds or partnerships that make equity investments, provide debt financing or support community-based tax-advantaged investments. The investments in these entities generate a return primarily through the realization of U.S. federal and state income tax credits, including Low Income Housing Tax Credits, New Markets Tax Credits, and Historic Tax Credits.

The Bank recorded an impairment loss during the year ended October 31, 2018 of $89 million representing the immediate impact of lower future tax deductions on Low Income Housing Tax Credit (LIHTC) investments as a result of the reduction in the U.S. federal corporate tax rate, which was recorded in Other income (loss) on the Consolidated Statement of Income. This impairment loss does not include losses taken upon tax credit-related investments including LIHTC on a normal course basis. Refer to Note 25 for further details on the reduction of the U.S. federal corporate tax rate.

NOTE 13:  SIGNIFICANT ACQUISITIONS AND DISPOSALS

Agreement for Air Canada Credit Card Loyalty Program

On January 10, 2019, the Bank’s long-term loyalty program agreement (the “Loyalty Agreement”) with Air Canada became effective in conjunction with Air Canada completing its acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the “Transaction”). Under the terms of the Loyalty Agreement, the Bank became the primary credit card issuer for Air Canada’s new loyalty program when it launched in November 2020 through to 2030. TD Aeroplan cardholders became members of Air Canada’s new loyalty program and their miles were transitioned when Air Canada’s new loyalty program launched in 2020.

In connection with the Transaction, the Bank paid $622 million plus applicable sales tax to Air Canada, of which $547 million ($446 million after sales and income taxes) was recognized in Non-interest expenses – Other on the Consolidated Statement of Income, and $75 million was recognized as an intangible asset which will be amortized over the Loyalty Agreement term. In addition, the Bank prepaid $308 million plus applicable sales tax for the future purchase of loyalty points over a ten-year period.

Acquisition of Greystone Managed Investments Inc.

On November 1, 2018, the Bank acquired 100% of the outstanding equity of Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. (“Greystone”) for consideration of $821 million, of which $479 million was paid in cash and $342 million was paid in the Bank’s common shares. The value of 4.7 million common shares issued as consideration was based on the volume weighted-average market price of the Bank’s common shares over the 10 trading day period immediately preceding the fifth business day prior to the acquisition date and was recorded based on market price at close. Common shares of $167 million issued to employee shareholders in respect of the purchase price were held in escrow for two years post-acquisition up to November 1, 2020, subject to their continued employment, and were recorded as a compensation expense over the two-year escrow period.

The acquisition was accounted for as a business combination under the purchase method. As at November 1, 2018, the acquisition contributed $165 million of assets and $46 million of liabilities. The excess of accounting consideration over the fair value of the identifiable net assets was allocated to customer relationship intangibles of $140 million, deferred tax liability of $37 million, and goodwill of $432 million. Goodwill is not deductible for tax purposes. The results of the acquisition have been consolidated from the acquisition date and reported in the Canadian Retail segment. For the year ended October 31, 2020, the contribution of Greystone to the Bank’s revenue and net income was not significant.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 69

NOTE 14: GOODWILL AND OTHER INTANGIBLES

The recoverable amount of the Bank’s CGUs is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, discount rates, and terminal values reflecting terminal growth rates or terminal price-earnings multiples. Management is required to use judgment in estimating the recoverable amount of CGUs, and the use of different assumptions and estimates in the calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, assumptions generated internally are compared to relevant market information. The carrying amounts of the Bank’s CGUs are determined by management using risk-based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk, and operational risk, including investment capital (comprised of goodwill and other intangibles). Any capital not directly attributable to the CGUs is held within the Corporate segment. As at the date of the last impairment test, the amount of capital was approximately $20.6 billion and primarily related to treasury assets and excess capital managed within the Corporate segment. The Bank’s capital oversight committees provide oversight to the Bank’s capital allocation methodologies.

The Bank assessed whether market conditions and uncertainty about the macroeconomic impacts of COVID-19, including on gross domestic product (GDP) growth, unemployment rates and interest rates, have resulted in an impairment of its goodwill and intangible assets. Having considered these indicators, the Bank concluded that there is no impairment in the carrying amount of its goodwill and intangible assets as of October 31, 2020.

Key Assumptions

The recoverable amount of each CGU or group of CGUs has been determined based on its estimated value-in-use. In assessing value-in-use, estimated future cash flows based on the Bank’s internal forecast are discounted using an appropriate pre-tax discount rate.

The following were the key assumptions applied in the goodwill impairment testing:

Discount Rate

The pre-tax discount rates used reflect current market assessments of the risks specific to each group of CGUs and are dependent on the risk profile and capital requirements of each group of CGUs.

Terminal Value

The earnings included in the goodwill impairment testing for each operating segment were based on the Bank’s internal forecast, which projects expected cash flows over the next five years. Beyond the Bank’s internal forecast, cash flows were assumed to grow at a steady terminal growth rate. Terminal growth rates were based on the expected long-term growth of gross domestic product and inflation and ranged from 2.0% to 4.0% (2019 – 2.0% to 4.0%). The pre-tax terminal multiples for the period after the Bank’s internal forecast were consistent with observable multiples of comparable financial institutions and ranged from 9 times to 14 times (2019 – 9 times to 13 times).

In considering the sensitivity of the key assumptions discussed above, management determined that a reasonable change in any of the above would not result in the recoverable amount of any of the groups of CGUs to be less than their carrying amount.

Goodwill by Segment

(millions of Canadian dollars)	Canadian Retail	U.S. Retail[1]	Wholesale Banking	Total
Carrying amount of goodwill as at November 1, 2018	$2,403	$13,973	$160	$16,536
Additions	432	–	–	432

Foreign currency translation adjustments and other	1	7	–	8

Carrying amount of goodwill as at October 31, 2019	$2,836	$13,980	$160	$16,976

Foreign currency translation adjustments and other	10	162	–	172
Carrying amount of goodwill as at October 31, 2020[2]	$2,846	$14,142	$160	$17,148

Pre-tax discount rates
2019	9.7–11.0%	9.6–11.8%	12.7%
2020	9.7–11.0	9.2–11.8	12.7

[1]	Goodwill predominantly relates to U.S. personal and commercial banking.
[2]	Accumulated impairment as at October 31, 2020 and October 31, 2019 was nil.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 70

OTHER INTANGIBLES

The following table presents details of other intangibles as at October 31, 2020 and October 31, 2019.

Other Intangibles

(millions of Canadian dollars)	Core deposit intangibles	Credit card related intangibles	Internally generated software	Other software	Other intangibles	Total
Cost
As at November 1, 2018	$2,575	$759	$2,760	$300	$586	$6,980
Additions	–	83	541	63	163	850
Disposals	–	–	(40)	–	–	(40)
Fully amortized intangibles	–	–	(322)	(79)	–	(401)

Foreign currency translation adjustments and other	1	–	(12)	11	(6)	(6)

As at October 31, 2019	$2,576	$842	$2,927	$295	$743	$7,383
Additions	–	–	327	44	41	412
Disposals	–	–	(55)	(25)	–	(80)
Fully amortized intangibles	–	–	(391)	(37)	–	(428)

Foreign currency translation adjustments and other	30	2	26	1	6	65
As at October 31, 2020	$2,606	$844	$2,834	$278	$790	$7,352

Amortization and impairment
As at November 1, 2018	$2,404	$542	$1,031	$184	$360	$4,521
Disposals	–	–	(14)	–	–	(14)
Impairment losses	–	–	4	–	1	5
Amortization charge for the year	76	86	474	82	58	776
Fully amortized intangibles	–	–	(322)	(79)	–	(401)

Foreign currency translation adjustments and other	1	–	(6)	4	(6)	(7)

As at October 31, 2019	$2,481	$628	$1,167	$191	$413	$4,880
Disposals	–	–	(32)	(25)	–	(57)
Impairment losses	–	–	4	–	13	17
Amortization charge for the year	54	60	528	73	66	781
Fully amortized intangibles	–	–	(391)	(37)	–	(428)

Foreign currency translation adjustments and other	28	2	(1)	2	3	34
As at October 31, 2020	$2,563	$690	$1,275	$204	$495	$5,227
Net Book Value:
As at October 31, 2019	$95	$214	$1,760	$104	$330	$2,503
As at October 31, 2020	43	154	1,559	74	295	2,125

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 71

NOTE 15:  LAND, BUILDINGS, EQUIPMENT, AND OTHER DEPRECIABLE ASSETS

The following table presents details of the Bank’s land, buildings, equipment, and other depreciable assets as at October 31, 2019 and October 31, 2020.

Land, Buildings, Equipment, and Other Depreciable Assets

(millions of Canadian dollars)	Land	Buildings	Computer equipment	Furniture, fixtures, and other depreciable assets	Leasehold improvements	Total
Cost
As at November 1, 2018	$971	$3,378	$829	$1,315	$1,993	$8,486
Additions	30	194	259	147	227	857
Acquisitions through business combinations	–	–	–	1	2	3
Disposals	(2)	(29)	(119)	(35)	(48)	(233)
Fully depreciated assets	–	(45)	(156)	(63)	(53)	(317)

Foreign currency translation adjustments and other	(12)	(10)	–	(14)	18	(18)

As at October 31, 2019	987	3,488	813	1,351	2,139	8,778

Impact on adoption of IFRS 16[1]	–	(71)	(188)	–	–	(259)

As at November 1, 2019	987	3,417	625	1,351	2,139	8,519
Additions	1	217	233	149	315	915
Disposals	(1)	(16)	(76)	(74)	(71)	(238)
Fully depreciated assets	–	(28)	17	(20)	(69)	(100)

Foreign currency translation adjustments and other[2]	(19)	(105)	4	(10)	6	(124)
As at October 31, 2020	$968	$3,485	$803	$1,396	$2,320	$8,972

Accumulated depreciation and impairment losses
As at November 1, 2018	$–	$1,173	$449	$605	$935	$3,162
Depreciation charge for the year	–	120	168	138	179	605
Disposals	–	(19)	(85)	(31)	(38)	(173)
Fully depreciated assets	–	(45)	(156)	(63)	(53)	(317)

Foreign currency translation adjustments and other	–	(11)	1	(1)	(1)	(12)

As at October 31, 2019	–	1,218	377	648	1,022	3,265

Impact on adoption of IFRS 16[1]	–	185	(129)	–	–	56

As at November 1, 2019	–	1,403	248	648	1,022	3,321
Depreciation charge for the year	–	155	172	156	194	677
Disposals	–	(27)	(48)	(62)	(43)	(180)
Impairment losses	–	53	3	–	–	56
Fully depreciated assets	–	(28)	17	(20)	(69)	(100)

Foreign currency translation adjustments and other[2]	–	(122)	(18)	(3)	24	(119)
As at October 31, 2020	$–	$1,434	$374	$719	$1,128	$3,655

Net Book Value Excluding Right of Use Assets:
As at October 31, 2019	$987	$2,270	$436	$703	$1,117	$5,513

As at October 31, 2020	968	2,051	429	677	1,192	5,317

[1]	Refer to Note 4 for further details.
[2]	Includes adjustments to reclassify premises related non-current assets held-for-sale to other assets.

The following table presents details of the Bank’s ROU assets as recorded in accordance with IFRS 16. Refer to Note 18: Other Liabilities, and Note 27: Provisions, Contingent Liabilities, Commitments, Guarantees, Pledged Assets and Collateral for the related lease liabilities details.

Right of Use Assets Net Book Value

(millions of Canadian dollars)	Land		Buildings		Computer equipment		Total

As at October 31, 2019	$	n/a	$	n/a	$	n/a	$	n/a

Impact on adoption of IFRS 16[1]		1,027		3,377		59		4,463
As at November 1, 2019		1,027		3,377		59		4,463
Additions		2		733		–		735
Depreciation		(98)		(476)		(17)		(591)
Reassessments, modifications, and variable lease payment adjustments		14		186		–		200
Terminations and impairment		(2)		(18)		–		(20)

Foreign currency translation adjustments and other		13		19		–		32
As at October 31, 2020		$956		$3,821		$42		$4,819

[1]	Refer to Note 4 for further details.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 72

Total Land, Buildings, Equipment, and Other Depreciable Assets Net Book Value

(millions of Canadian dollars)	Land	Buildings	Computer equipment	Furniture, fixtures, and other depreciable assets	Leasehold improvements	Total
As at October 31, 2019	$987	$2,270	$436	$703	$1,117	$5,513

As at October 31, 2020	1,924	5,872	471	677	1,192	10,136

NOTE 16:  OTHER ASSETS

Other Assets

(millions of Canadian dollars)		As at

	October 31 2020	October 31 2019
Accounts receivable and other items	$10,799	$9,069
Accrued interest	2,336	2,479
Current income tax receivable	2,294	2,468
Defined benefit asset	9	13
Insurance-related assets, excluding investments	2,268	1,761

Prepaid expenses	1,150	1,297
Total	$18,856	$17,087

NOTE 17: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to ten years. The deposits are generally term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2020 was $287 billion (October 31, 2019 – $309 billion).

Certain deposit liabilities are classified as Trading deposits on the Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized on the Consolidated Statement of Income.

Certain deposits have been designated at FVTPL on the Consolidated Balance Sheet to reduce an accounting mismatch from related economic hedges. These deposits are accounted for at fair value with the change in fair value recognized on the Consolidated Statement of Income, except for the amount of change in fair value attributable to changes in the Bank’s own credit risk, which is recognized on the Consolidated Statement of Comprehensive Income.

For deposits designated at FVTPL, the estimated amount that the Bank would be contractually required to pay at maturity, which is based on notional amounts, was $155 million less than its fair value as at October 31, 2020 (October 31, 2019 – $328 million).

Deposits
(millions of Canadian dollars)	As at
	By Type			By Country			October 31 2020	October 31 2019
	Demand	Notice	Term[1]	Canada	United States	International	Total	Total
Personal	$20,237	$545,695	$59,268	$274,953	$350,244	$3	$625,200	$503,430
Banks[2]	13,974	126	14,869	19,735	4,692	4,542	28,969	16,751
Business and government[3]	115,436	197,845	167,883	326,460	151,431	3,273	481,164	366,796
Trading[2]	–	–	19,177	11,842	2,657	4,678	19,177	26,885
Designatedat fair value through profit or loss[2,4]	–	–	59,626	27,555	26,080	5,991	59,626	105,100
Total	$149,647	$743,666	$320,823	$660,545	$535,104	$18,487	$1,214,136	$1,018,962
Non-interest-bearing deposits included above
In domestic offices							$55,920	$43,887
In foreign offices							76,099	53,381
Interest-bearing deposits included above
In domestic offices							604,625	530,608
In foreign offices							472,913	391,076
U.S. federal funds deposited[2]							4,579	10
Total[3,5]							$1,214,136	$1,018,962

[1]

Includes $27.58 billion (October 31, 2019 – $17 billion) of senior debt which is subject to the bank recapitalization “bail-in” regime. This regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares in the event that the Bank becomes non-viable.

[2]	Includes deposits and advances with the Federal Home Loan Bank.
[3]	As at October 31, 2020, includes $40.5 billion relating to covered bondholders (October 31, 2019 – $39.9 billion) and $1.2 billion (October 31, 2019 – $1.2 billion) due to TD Capital Trust IV.
[4]	Financial liabilities designated at FVTPL consist of deposits designated at FVTPL and $39 million (October 31, 2019 – $31 million) of loan commitments and financial guarantees designated at FVTPL.
[5]

As at October 31, 2020, includes deposits of $708 billion (October 31, 2019 – $580 billion) denominated in U.S. dollars and $44 billion (October 31, 2019 – $52 billion) denominated in other foreign currencies.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 73

Term Deposits by Remaining Term-to-Maturity
(millions of Canadian dollars)	As at
							October 31 2020	October 31 2019
	Within 1 year	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total	Total
Personal	$41,213	$10,096	$5,065	$1,712	$1,145	$37	$59,268	$58,006
Banks	14,859	–	3	–	2	5	14,869	8,397
Business and government	97,278	14,382	25,761	18,166	8,911	3,385	167,883	145,258
Trading	10,993	3,510	1,349	1,254	851	1,220	19,177	26,885
Designated at fair value through profit or loss	59,626	–	–	–	–	–	59,626	105,100
Total	$223,969	$27,988	$32,178	$21,132	$10,909	$4,647	$320,823	$343,646

Term Deposits due within a Year
(millions of Canadian dollars)	As at
				October 31 2020	October 31 2019
	Within 3 months	Over 3 months to 6 months	Over 6 months to 12 months	Total	Total
Personal	$15,235	$9,139	$16,839	$41,213	$38,941
Banks	14,462	313	84	14,859	8,387
Business and government	50,090	24,700	22,488	97,278	57,346
Trading	4,232	2,065	4,696	10,993	18,819
Designated at fair value through profit or loss	25,919	12,563	21,144	59,626	104,744
Total	$109,938	$48,780	$65,251	$223,969	$228,237

NOTE 18: OTHER LIABILITIES

Other Liabilities[1]
(millions of Canadian dollars)		As at
	October 31 2020	October 31 2019
Accounts payable, accrued expenses, and other items	$6,571	$5,163
Accrued interest	1,142	1,393
Accrued salaries and employee benefits	2,900	3,245
Cheques and other items in transit	2,440	1,042
Current income tax payable	275	169
Deferred tax liabilities	284	193
Defined benefit liability	3,302	2,781
Lease liabilities[2]	6,095	66
Liabilities related to structured entities	5,898	5,857
Provisions	1,569	1,095
Total	$30,476	$21,004

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current year.
[2]	Refer to Note 27 for lease liability maturity and lease payment details.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 74

NOTE 19: SUBORDINATED NOTES AND DEBENTURES

Subordinated notes and debentures are direct unsecured obligations of the Bank or its subsidiaries and are subordinated in right of payment to the claims of depositors and certain other creditors. Redemptions, cancellations, exchanges, and modifications of subordinated debentures qualifying as regulatory capital are subject to the consent and approval of OSFI.

Subordinated Notes and Debentures
(millions of Canadian dollars, except as noted)	As at
Maturity date	Interest rate (%)		Reset spread (%)		Earliest par redemption date		October 31 2020	October 31 2019
May 26, 2025	9.150		n/a		–		$200	$198
June 24, 2025[1]	2.692	[2]	1.210	[2]	June 24, 2020	[3]	–	1,496
September 30, 2025[1]	2.982	[2]	1.830	[2]	September 30, 2020	[4]	–	996
September 14, 2028[1]	3.589	[2]	1.060	[2]	September 14, 2023		1,743	1,738
July 25, 2029[1]	3.224	[2]	1.250	[2]	July 25, 2024		1,561	1,509
April 22, 2030[1]	3.105	[2]	2.160	[2]	April 22, 2025	[5]	2,974	–
March 4, 2031[1]	4.859	[2]	3.490	[2]	March 4, 2026		1,279	1,206
September 15, 2031[1]	3.625	[6]	2.205	[6]	September 15, 2026		1,881	1,842
January 26, 2032[1]	3.060	[2]	1.330	[2]	January 26, 2027		1,839	1,740
Total							$11,477	$10,725

[1]

Non-viability contingent capital (NVCC). The subordinated notes and debentures qualify as regulatory capital under OSFI’s Capital Adequacy Requirements (CAR) guideline. If a NVCC conversion were to occur in accordance with the NVCC Provisions, the maximum number of common shares that could be issued based on the formula for conversion set out in the respective prospectus supplements, assuming there is no declared and unpaid interest on the respective subordinated notes, would be 525 million for the 3.589% subordinated debentures due September 14, 2028, 450 million for the 3.224% subordinated debentures due July 25, 2029, 900 million for the 3.105% subordinated debentures due April 22, 2030, 375 million for the 4.859% subordinated debentures due March 4, 2031, 450 million for the 3.625% subordinated debentures due September 15, 2031 (assuming a Canadian to U.S. dollar exchange rate of 1.00), and 525 million for the 3.060% subordinated debentures due January 26, 2032.

[2]

Interest rate is for the period to but excluding the earliest par redemption date, and thereafter, it will be reset at a rate of three-month Bankers’ Acceptance rate (as such term is defined in the applicable offering document) plus the reset spread noted.

[3]

On June 24, 2020, the Bank redeemed all of its outstanding $1.5 billion 2.692% NVCC subordinated debentures due June 24, 2025, at a redemption price of 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date.

[4]

On September 30, 2020, the Bank redeemed all of its outstanding $1 billion 2.982% NVCC subordinated debentures due September 30, 2025, at a redemption price of 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date.

[5]

On April 22, 2020, the Bank issued $3 billion of NVCC medium-term notes constituting subordinated indebtedness of the Bank (the “Notes”). The Notes bear interest at a fixed rate of 3.105% per annum (paid semi-annually) until April 22, 2025, and at the three-month Bankers’ Acceptance rate (as such term is defined in the applicable offering document) plus 2.16% thereafter (paid quarterly) until maturity on April 22, 2030. With the prior approval of OSFI, the Bank may, at its option, redeem the Notes on or after April 22, 2025, in whole or in part, at par plus accrued and unpaid interest. Not more than 60 nor less than 30 days’ notice is required to be given to the Notes’ holders for such redemptions.

[6]	Interest rate is for the period to but excluding the earliest par redemption date, and thereafter, it will be reset at a rate of 5-year Mid-Swap Rate plus the reset spread noted.

The total change in subordinated notes and debentures for the year ended October 31, 2020 primarily relates to the issuance and redemption of subordinated debentures, foreign exchange translation, and the basis adjustment for fair value hedges.

REPAYMENT SCHEDULE

The aggregate remaining maturities of the Bank’s subordinated notes and debentures are as follows:

Maturities
(millions of Canadian dollars)		As at
	October 31 2020	October 31 2019
Within 1 year	$–	$–
Over 1 year to 3 years	–	–
Over 3 years to 4 years	–	–
Over 4 years to 5 years	200	–

Over 5 years	11,277	10,725
Total	$11,477	$10,725

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 75

NOTE 20: CAPITAL TRUST SECURITIES

The Bank issued innovative capital securities through two structured entities: Trust III and Trust IV.

TD CAPITAL TRUST III SECURITIES – SERIES 2008

On September 17, 2008, Trust III, a closed-end trust, issued TD CaTS III. The proceeds from the issuance were invested in trust assets purchased from the Bank. On December 31, 2018, Trust III redeemed all of the outstanding TD CaTS III at a price of $1 billion plus the unpaid distribution payable on the redemption date. TD CaTS III were reported on the Consolidated Balance Sheet as Non-controlling interests in subsidiaries.

TD CAPITAL TRUST IV NOTES – SERIES 1 TO 3

On January 26, 2009, Trust IV issued TD Capital Trust IV Notes – Series 1 due June 30, 2108 (TD CaTS IV – 1) and TD Capital Trust IV Notes – Series 2 due June 30, 2108 (TD CaTS IV – 2) and on September 15, 2009, issued TD Capital Trust IV Notes – Series 3 due June 30, 2108 (TD CaTS IV – 3, and collectively TD CaTS IV Notes). The proceeds from the issuances were invested in bank deposit notes. On June 30, 2019, Trust IV redeemed all of the outstanding TD CaTS IV – 1. Each TD CaTS IV – 2 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A10 of the Bank and each TD CaTS IV – 3 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A11 of the Bank, in each case, without the consent of the holders, on the occurrence of certain events. On each interest payment date in respect of which certain events have occurred, holders of TD CaTS IV Notes will be required to invest interest paid on such TD CaTS IV Notes in a new series of non-cumulative Class A First Preferred Shares of the Bank. The Bank does not consolidate Trust IV because it does not absorb significant returns of Trust IV as it is ultimately exposed only to its own credit risk. Therefore, TD CaTS IV Notes are not reported on the Bank’s Consolidated Balance Sheet, but the deposit notes issued to Trust IV are reported in Deposits on the Consolidated Balance Sheet. Refer to Notes 10 and 17 for further details.

Capital Trust Securities
(millions of Canadian dollars, except as noted)	As at
				Redemption date
	Thousands of units	Distribution/Interest payment dates	Annual yield	At the option of the issuer		October 31 2020	October 31 2019
TD CaTS IV Notes issued by Trust IV
TD Capital Trust IV Notes – Series 2	450	June 30, Dec. 31	10.000%[1]	June 30, 2014	[2]	450	450

TD Capital Trust IV Notes – Series 3	750	June 30, Dec. 31	6.631%[3]	Dec. 31, 2014	[2]	750	750
	1,200					$1,200	$1,200

[1]

From and including January 26, 2009, to but excluding June 30, 2039. Starting on June 30, 2039, and on every fifth anniversary thereafter, the interest rate will reset to equal the then 5-year Government of Canada yield plus 9.735%.

[2]

On or after the redemption date, Trust IV may, with regulatory approval, redeem the TD CaTS IV – 2 or TD CaTS IV – 3, respectively, in whole or in part, without the consent of the holders. On February 27, 2020, the Bank announced that, subject to regulatory approval, it expects to exercise a regulatory event redemption right in its fiscal 2022 year in respect of the TD CaTS IV – 2 outstanding at that time, meaning that this redemption right could occur as early as November 1, 2021. The Bank’s expectations regarding this redemption are based on a number of factors and assumptions, including the Bank’s current and expected future capital position and market conditions, which are subject to change and may result in a change in the Bank’s expectations regarding the redemption.

[3]

From and including September 15, 2009, to but excluding June 30, 2021. Starting on June 30, 2021, and on every fifth anniversary thereafter, the interest rate will reset to equal the then 5-year Government of Canada yield plus 4.0%.

NOTE 21:  EQUITY

COMMON SHARES

The Bank is authorized by its shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.

PREFERRED SHARES

The Bank is authorized by its shareholders to issue, in one or more series, an unlimited number of Class A First Preferred Shares, without nominal or par value. Non-cumulative preferential dividends are payable quarterly, as and when declared by the Board of Directors of the Bank. All preferred shares include NVCC Provisions, necessary for the preferred shares to qualify as regulatory capital under OSFI’s CAR guideline. NVCC Provisions require the conversion of the preferred shares into a variable number of common shares of the Bank if OSFI determines that the Bank is, or is about to become, non-viable and that after conversion of all non-common capital instruments, the viability of the Bank is expected to be restored, or if the Bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government without which the Bank would have been determined by OSFI to be non-viable.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 76

The following table summarizes the changes to the shares issued and outstanding and treasury shares held as at and for the years ended October 31, 2020 and October 31, 2019.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	October 31, 2020		October 31, 2019
	Number of shares	Amount	Number of shares	Amount
Common Shares
Balance as at beginning of year	1,812.5	$21,713	1,830.4	$21,221
Proceeds from shares issued on exercise of stock options	1.5	79	2.3	124
Shares issued as a result of dividend reinvestment plan	14.1	838	4.8	357
Shares issued in connection with acquisitions[1]	–	–	5.0	366

Purchase of shares for cancellation and other	(12.0)	(143)	(30.0)	(355)
Balance as at end of year – common shares	1,816.1	$22,487	1,812.5	$21,713
Preferred Shares – Class A2
Series 1	20.0	$500	20.0	$500
Series 3	20.0	500	20.0	500
Series 5	20.0	500	20.0	500
Series 7	14.0	350	14.0	350
Series 9	8.0	200	8.0	200
Series 11[3]	–	–	6.0	150
Series 12	28.0	700	28.0	700
Series 14	40.0	1,000	40.0	1,000
Series 16	14.0	350	14.0	350
Series 18	14.0	350	14.0	350
Series 20	16.0	400	16.0	400
Series 22	14.0	350	14.0	350

Series 24	18.0	450	18.0	450
Balance as at end of year – preferred shares	226.0	$5,650	232.0	$5,800
Treasury shares – common[4]
Balance as at beginning of year	0.6	$(41)	2.1	$(144)
Purchase of shares	135.6	(8,752)	132.3	(9,782)

Sale of shares	(135.7)	8,756	(133.8)	9,885
Balance as at end of year – treasury shares – common	0.5	$(37)	0.6	$(41)
Treasury shares – preferred[4]
Balance as at beginning of year	0.3	$(6)	0.3	$(7)
Purchase of shares	6.0	(122)	7.0	(151)

Sale of shares	(6.2)	124	(7.0)	152
Balance as at end of year – treasury shares – preferred	0.1	$(4)	0.3	$(6)

[1]

On November 1, 2018, the Bank issued 4.7 million shares for $342 million that formed part of the consideration paid for Greystone, as well as 0.3 million shares issued for $24 million as share-based compensation to replace share-based payment awards of Greystone. Refer to Note 13 for a discussion on the acquisition of Greystone.

[2]

All series of preferred shares – Class A include NVCC Provisions and qualify as regulatory capital under OSFI’s CAR guideline. If a NVCC conversion were to occur in accordance with the NVCC Provisions, the maximum number of common shares that could be issued based on the formula for conversion set out in the respective terms and conditions applicable to each Series of shares, assuming there are no declared and unpaid dividends on the respective Series of shares at the time of conversion, as applicable, would be 100 million for Series 1, 100 million for Series 3, 100 million for Series 5, 70 million for Series 7, 40 million for Series 9, 140 million for Series 12, 200 million for Series 14, 70 million for Series 16, 70 million for Series 18, 80 million for Series 20, 70 million for Series 22, and 90 million for Series 24.

[3]

On October 31, 2020, the Bank redeemed all of its 6 million outstanding Non-Cumulative Fixed Rate Class A First Preferred Shares NVCC, Series 11 (“Series 11 Shares”), at a redemption price of $26.00 per Series 11 Share, for a total redemption cost of approximately $156 million.

[4]	When the Bank purchases its own shares as part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 77

Preferred Shares Terms and Conditions
	Issue date	Annual yield (%)[1]	Reset spread (%)[1]	Next redemption/ conversion date[1]	Convertible into[1]
NVCC Rate Reset Preferred Shares[2]
Series 1	June 4, 2014	3.662	2.24	October 31, 2024	Series 2
Series 3	July 31, 2014	3.681	2.27	July 31, 2024	Series 4
Series 5[3]	December 16, 2014	3.876	2.25	January 31, 2025	Series 6
Series 7[4]	March 10, 2015	3.201	2.79	July 31, 2025	Series 8
Series 9[5]	April 24, 2015	3.242	2.87	October 31, 2025	Series 10
Series 12	January 14, 2016	5.5	4.66	April 30, 2021	Series 13
Series 14	September 8, 2016	4.85	4.12	October 31, 2021	Series 15
Series 16	July 14, 2017	4.50	3.01	October 31, 2022	Series 17
Series 18	March 14, 2018	4.70	2.70	April 30, 2023	Series 19
Series 20	September 13, 2018	4.75	2.59	October 31, 2023	Series 21
Series 22	January 28, 2019	5.20	3.27	April 30, 2024	Series 23

Series 24	June 4, 2019	5.10	3.56	July 31, 2024	Series 25

[1]

Non-cumulative preferred dividends for each Series are payable quarterly, as and when declared by the Board of Directors. The dividend rate of the Rate Reset Preferred Shares will reset on the next redemption/conversion date and every 5 years thereafter to equal the then 5-year Government of Canada bond yield plus the reset spread noted. Rate Reset Preferred Shares are convertible to the corresponding Series of Floating Rate Preferred Shares, and vice versa. If converted into a Series of Floating Rate Preferred Shares, the dividend rate for the quarterly period will be equal to the then 90-day Government of Canada Treasury bill yield plus the reset spread noted.

[2]

Subject to regulatory consent, redeemable on the redemption date noted and every 5 years thereafter, at $25 per share. Convertible on the conversion date noted and every 5 years thereafter if not redeemed. If converted, the holders have the option to convert back to the original Series of preferred shares every 5 years.

[3]

On January 16, 2020, the Bank announced that none of its 20 million Non-Cumulative 5-Year Rate Reset Preferred Shares NVCC, Series 5 (the “Series 5 Shares”) would be converted on January 31, 2020, into Non-Cumulative Floating Rate Preferred Shares NVCC, Series 6. On January 2, 2020, the Bank announced the dividend rate for the Series 5 Shares for the 5-year period from and including January 31, 2020, to but excluding January 31, 2025, would be 3.876%.

[4]

On July 16, 2020, the Bank announced that none of its 14 million Non-Cumulative 5-Year Rate Reset Preferred Shares NVCC, Series 7 (the “Series 7 Shares”) would be converted on July 31, 2020, into Non-Cumulative Floating Rate Preferred Shares NVCC, Series 8. On July 2, 2020, the Bank announced the dividend rate for the Series 7 Shares for the 5-year period from and including July 31, 2020, to but excluding July 31, 2025, would be 3.201%.

[5]

On October 16, 2020, the Bank announced that none of its 8 million Non-Cumulative 5-Year Rate Reset Preferred Shares NVCC, Series 9 (the “Series 9 Shares”) would be converted on October 31, 2020, into Non-Cumulative Floating Rate Preferred Shares NVCC, Series 10. On October 1, 2020, the Bank announced the dividend rate for the Series 9 Shares for the 5-year period from and including October 31, 2020, to but excluding October 31, 2025, would be 3.242%.

NORMAL COURSE ISSUER BID

On December 19, 2019, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI had approved the Bank’s previously announced normal course issuer bid (NCIB) to repurchase for cancellation up to 30 million of its common shares. The NCIB commenced on December 24, 2019. During the year ended October 31, 2020, the Bank repurchased 12 million common shares under its NCIB at an average price of $70.55 per share for a total amount of $847 million.

During the year ended October 31, 2019, the Bank repurchased an aggregate of 30 million common shares under its then current NCIB and a prior NCIB, at an average price of $74.48 per share, for a total amount of $2.2 billion.

On March 13, 2020, OSFI issued a news release announcing a series of measures to support the resilience of financial institutions in response to challenges posed by COVID-19 and current market conditions. One such measure was a decrease in the Domestic Stability Buffer (DSB) by 1.25% of risk-weighted assets (RWA). In the news release, OSFI stated its expectation that banks will use the additional lending capacity to support Canadian households and businesses and set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being.

DIVIDEND REINVESTMENT PLAN

The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank’s treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank’s discretion, or from the open market at market price.

During the year ended October 31, 2020, 4.1 million common shares were issued from the Bank’s treasury with no discount and 10.0 million common shares were issued from the Bank’s treasury with a 2% discount under the dividend reinvestment plan. During the year ended October 31, 2019, 4.8 million common shares were issued from the Bank’s treasury with no discount under the dividend reinvestment plan.

DIVIDEND RESTRICTIONS

The Bank is prohibited by the Bank Act from declaring dividends on its preferred or common shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the capital adequacy and liquidity regulations of the Bank Act or directions of OSFI. The Bank does not anticipate that this condition will restrict it from paying dividends in the normal course of business.

The Bank is also restricted from paying dividends in the event that Trust IV fails to pay interest in full to holders of its trust securities, TD CaTS IV Notes. In addition, the ability to pay dividends on common shares without the approval of the holders of the outstanding preferred shares is restricted unless all dividends on the preferred shares have been declared and paid or set apart for payment. Currently, these limitations do not restrict the payment of dividends on common shares or preferred shares.

As noted above under “Normal Course Issuer Bid”, on March 13, 2020, OSFI issued a news release announcing a series of measures to support the resilience of financial institutions in response to challenges posed by COVID-19 and current market conditions. In that news release, among other things, OSFI set the expectation for all federally regulated financial institutions that dividend increases should be halted for the time being.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 78

NOTE 22:  INSURANCE

INSURANCE REVENUE AND EXPENSES

Insurance revenue and expenses are presented on the Consolidated Statement of Income under insurance revenue and insurance claims and related expenses, respectively, net of impact of reinsurance. This includes the results of property and casualty insurance, life and health insurance, as well as reinsurance assumed and ceded in Canada and internationally.

Insurance Revenue and Insurance Claims and Related Expenses
(millions of Canadian dollars)	For the years ended October 31
	2020	2019	2018
Insurance Revenue
Earned Premiums
Gross	$4,845	$4,632	$4,398

Reinsurance ceded	643	915	915

Net earned premiums	4,202	3,717	3,483

Fee income and other revenue[1]	363	565	562

Insurance Revenue	4,565	4,282	4,045
Insurance Claims and Related Expenses
Gross	3,380	2,987	2,676

Reinsurance ceded	494	200	232
Insurance Claims and Related Expenses	$2,886	$2,787	$2,444

[1]

Ceding commissions received and paid are included within fee income and other revenue. Ceding commissions paid and netted against fee income in 2020 were $92 million (2019 – $123 million; 2018 – $130 million).

RECONCILIATION OF CHANGES IN INSURANCE LIABILITIES

Insurance-related liabilities are comprised of provision for unpaid claims (section (a) below), unearned premiums (section (b) below) and other insurance liabilities (section (c) below).

(a) Movement in Provision for Unpaid Claims

The following table presents movements in the property and casualty insurance provision for unpaid claims during the year.

Movement in Provision for Unpaid Claims
(millions of Canadian dollars)	October 31, 2020			October 31, 2019
	Gross	Reinsurance/ Other recoverable	Net	Gross	Reinsurance/ Other recoverable	Net

Balance as at beginning of year	$4,840	$141	$4,699	$4,812	$160	$4,652
Claims costs for current accident year	2,948	302	2,646	2,727	–	2,727
Prior accident years claims development (favourable) unfavourable	(354)	(5)	(349)	(410)	(2)	(408)
Increase (decrease) due to changes in assumptions:
Discount rate	123	–	123	95	1	94

Provision for adverse deviation	25	4	21	(7)	(1)	(6)

Claims and related expenses	2,742	301	2,441	2,405	(2)	2,407
Claims paid during the year for:
Current accident year	(1,346)	(179)	(1,167)	(1,239)	–	(1,239)

Prior accident years	(1,084)	(7)	(1,077)	(1,147)	(26)	(1,121)

	(2,430)	(186)	(2,244)	(2,386)	(26)	(2,360)

Increase (decrease) in reinsurance/other recoverables	(10)	(10)	–	9	9	–
Balance as at end of year	$5,142	$246	$4,896	$4,840	$141	$4,699

(b) Movement in Unearned Premiums

The following table presents movements in the property and casualty insurance unearned premiums during the year.

Movement in Provision for Unearned Premiums
(millions of Canadian dollars)	October 31, 2020			October 31, 2019
	Gross	Reinsurance	Net	Gross	Reinsurance	Net

Balance as at beginning of year	$1,869	$17	$1,852	$1,674	$19	$1,655
Written premiums	3,879	127	3,752	3,528	105	3,423

Earned premiums	(3,625)	(120)	(3,505)	(3,333)	(107)	(3,226)
Balance as at end of year	$2,123	$24	$2,099	$1,869	$17	$1,852

(c) Other Movements in Insurance Liabilities

Other insurance liabilities were $325 million as at October 31, 2020 (October 31, 2019 – $211 million). The increase of $114 million (2019 – decrease of $1 million) is mainly due to business growth, interest rate movements and changes in life and health insurance actuarial assumptions impacting actuarial liabilities.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 79

PROPERTY AND CASUALTY CLAIMS DEVELOPMENT

The following table shows the estimates of cumulative claims incurred, including IBNR, with subsequent developments during the periods and together with cumulative payments to date. The original reserve estimates are evaluated monthly for redundancy or deficiency. The evaluation is based on actual payments in full or partial settlement of claims and current estimates of claims liabilities for claims still open or claims still unreported.

Incurred Claims by Accident Year
(millions of Canadian dollars)	Accident Year
	2011 and prior	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total
Net ultimate claims cost at end of accident year	$4,230	$1,830	$2,245	$2,465	$2,409	$2,438	$2,425	$2,631	$2,727	$2,646
Revised estimates
One year later	4,483	1,930	2,227	2,334	2,367	2,421	2,307	2,615	2,684
Two years later	4,794	1,922	2,191	2,280	2,310	2,334	2,258	2,573
Three years later	4,726	1,885	2,158	2,225	2,234	2,264	2,201
Four years later	4,758	1,860	2,097	2,147	2,162	2,200
Five years later	4,663	1,818	2,047	2,084	2,115
Six years later	4,577	1,793	2,004	2,044
Seven years later	4,556	1,761	1,982
Eight years later	4,493	1,754

Nine years later	4,466

Current estimates of cumulative claims	4,466	1,754	1,982	2,044	2,115	2,200	2,201	2,573	2,684	2,646
Cumulative payments to date	(4,337)	(1,695)	(1,911)	(1,914)	(1,878)	(1,831)	(1,688)	(1,866)	(1,716)	(1,167)
Net undiscounted provision for unpaid claims	129	59	71	130	237	369	513	707	968	1,479	$4,662
Effect of discounting											(195)

Provision for adverse deviation											429
Net provision for unpaid claims											$4,896

SENSITIVITY TO INSURANCE RISK

A variety of assumptions are made related to the future level of claims, policyholder behaviour, expenses and sales levels when products are designed and priced, as well as when actuarial liabilities are determined. Such assumptions require a significant amount of professional judgment. The insurance claims provision is sensitive to certain assumptions. It has not been possible to quantify the sensitivity of certain assumptions such as legislative changes or uncertainty in the estimation process. Actual experience may differ from the assumptions made by the Bank.

For property and casualty insurance, the main assumption underlying the claims liability estimates is that past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim, and claim numbers based on the observed development of earlier years and expected loss ratios. Claims liabilities estimates are based on various quantitative and qualitative factors including the discount rate, the margin for adverse deviation, reinsurance, trends in claims severity and frequency, and other external drivers.

Qualitative and other unforeseen factors could negatively impact the Bank’s ability to accurately assess the risk of the insurance policies that the Bank underwrites. In addition, there may be significant lags between the occurrence of an insured event and the time it is actually reported to the Bank and additional lags between the time of reporting and final settlements of claims.

The following table outlines the sensitivity of the Bank’s property and casualty insurance claims liabilities to reasonably possible movements in the discount rate, the margin for adverse deviation, and the frequency and severity of claims, with all other assumptions held constant. Movements in the assumptions may be non-linear.

Sensitivity of Critical Assumptions – Property and Casualty Insurance Contract Liabilities
(millions of Canadian dollars)	As at
	October 31, 2020		October 31, 2019
	Impact on net income (loss) before income taxes	Impact on equity	Impact on net income (loss) before income taxes	Impact on equity
Impact of a 1% change in key assumptions
Discount rate
Increase in assumption	$130	$96	$122	$89
Decrease in assumption	(140)	(103)	(131)	(96)
Margin for adverse deviation
Increase in assumption	(47)	(35)	(45)	(33)
Decrease in assumption	47	35	45	33
Impact of a 5% change in key assumptions
Frequency of claims
Increase in assumption	$(52)	$(39)	$(52)	$(38)
Decrease in assumption	52	39	52	38
Severity of claims
Increase in assumption	(225)	(166)	(220)	(161)

Decrease in assumption	225	166	220	161

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 80

For life and health insurance, the processes used to determine critical assumptions are as follows:

•	Mortality, morbidity, and lapse assumptions are based on industry and historical company data.
•	Expense assumptions are based on an annually updated expense study that is used to determine expected expenses for future years.
•	Asset reinvestment rates are based on projected earned rates, and liabilities are calculated using the Canadian Asset Liability Method (CALM).

A sensitivity analysis for possible movements in the life and health insurance business assumptions was performed and the impact is not significant to the Bank’s Consolidated Financial Statements.

CONCENTRATION OF INSURANCE RISK

Concentration risk is the risk resulting from large exposures to similar risks that are positively correlated.

Risk associated with automobile, residential and other products may vary in relation to the geographical area of the risk insured. Exposure to concentrations of insurance risk, by type of risk, is mitigated by ceding these risks through reinsurance contracts, as well as careful selection and implementation of underwriting strategies, which is in turn largely achieved through diversification by line of business and geographical areas. For automobile insurance, legislation is in place at a provincial level and this creates differences in the benefits provided among the provinces.

As at October 31, 2020, for the property and casualty insurance business, 66.3% of net written premiums were derived from automobile policies (October 31, 2019 – 66.0%) followed by residential with 33.3% (October 31, 2019 – 33.5%). The distribution by provinces show that business is mostly concentrated in Ontario with 52.3% of net written premiums (October 31, 2019 – 53.9%). The Western provinces represented 31.7% (October 31, 2019 – 31.2%), followed by the Atlantic provinces with 9.4% (October 31, 2019 – 8.8%), and Québec at 6.6% (October 31, 2019 – 6.1%).

Concentration risk is not a major concern for the life and health insurance business as it does not have a material level of regional specific characteristics like those exhibited in the property and casualty insurance business. Reinsurance is used to limit the liability on a single claim. Concentration risk is further limited by diversification across uncorrelated risks. This limits the impact of a regional pandemic and other concentration risks. To improve understanding of exposure to this risk, a pandemic scenario is tested annually.

NOTE 23: SHARE-BASED COMPENSATION

STOCK OPTION PLAN

The Bank maintains a stock option program for certain key employees. Options on common shares are periodically granted to eligible employees of the Bank under the plan for terms of ten years and vest over a four-year period. These options provide holders with the right to purchase common shares of the Bank at a fixed price equal to the closing market price of the shares on the day prior to the date the options were issued. Under this plan, 14 million common shares have been reserved for future issuance (October 31, 2019 – 16 million; October 31, 2018 – 18 million). The outstanding options expire on various dates to December 12, 2029. The following table summarizes the Bank’s stock option activity and related information, adjusted to reflect the impact of the stock dividend on a retrospective basis, for the years ended October 31, 2020, October 31, 2019, and October 31, 2018.

Stock Option Activity
(millions of shares and Canadian dollars)	2020		2019		2018
	Number of shares	Weighted- average exercise price	Number of shares	Weighted- average exercise price	Number of shares	Weighted- average exercise price
Number outstanding, beginning of year	12.8	$57.35	13.1	$53.12	14.3	$48.17
Granted	2.1	72.84	2.2	69.39	1.9	72.64
Exercised	(1.5)	43.60	(2.3)	44.07	(3.0)	41.21

Forfeited/expired	(0.3)	65.99	(0.2)	66.59	(0.1)	60.46
Number outstanding, end of year	13.1	$61.27	12.8	$57.35	13.1	$53.12

Exercisable, end of year	5.4	$48.50	4.7	$44.77	4.7	$40.61

The weighted-average share price for the options exercised in 2020 was $70.21 (2019 – $74.15; 2018 – $74.99).

The following table summarizes information relating to stock options outstanding and exercisable as at October 31, 2020.

Range of Exercise Prices
(millions of shares and Canadian dollars)	Options outstanding			Options exercisable
	Number of shares outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of shares exercisable	Weighted- average exercise price
$36.63 – $36.64	0.5	1.0	36.63	0.5	36.63
$40.54 – $47.59	1.8	2.5	44.27	1.8	44.27
$52.46 – $53.15	3.1	4.6	52.87	3.1	52.87
$65.75 – $69.39	3.9	7.1	67.66	–	–

$72.64 – $72.84	3.8	8.1	72.75	–	–

For the year ended October 31, 2020, the Bank recognized compensation expense for stock option awards of $11.2 million (October 31, 2019 – $11.1 million; October 31, 2018 – $11.5 million). For the year ended October 31, 2020, 2.1 million (October 31, 2019 – 2.2 million; October 31, 2018 – 1.9 million) options were granted by the Bank at a weighted-average fair value of $5.55 per option (2019 – $5.64 per option; 2018 – $6.28 per option).

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 81

The following table summarizes the assumptions used for estimating the fair value of options for the years ended October 31, 2020, October 31, 2019, and October 31, 2018.

Assumptions Used for Estimating the Fair Value of Options
(in Canadian dollars, except as noted)	2020	2019	2018
Risk-free interest rate	1.59%	2.03%	1.71%
Expected option life	6.3 years	6.3 years	6.3 years
Expected volatility[1]	12.90%	12.64%	13.91%
Expected dividend yield	3.50%	3.48%	3.50%

Exercise price/share price	$72.84	$69.39	$72.64
[1]	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

OTHER SHARE-BASED COMPENSATION PLANS

The Bank operates restricted share unit and performance share unit plans which are offered to certain employees of the Bank. Under these plans, participants are awarded share units equivalent to the Bank’s common shares that generally vest over three years. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units. At the maturity date, the participant receives cash representing the value of the share units. The final number of performance share units will typically vary from 80% to 120% of the number of units outstanding at maturity (consisting of initial units awarded plus additional units in lieu of dividends) based on the Bank’s total shareholder return relative to the average of a peer group of large financial institutions. The number of such share units outstanding under these plans as at October 31, 2020 was 22 million (2019 – 22 million).

The Bank also offers deferred share unit plans to eligible employees and non-employee directors. Under these plans, a portion of the participant’s annual incentive award may be deferred, or in the case of non-employee directors, a portion of their annual compensation may be delivered as share units equivalent to the Bank’s common shares. The deferred share units are not redeemable by the participant until termination of employment or directorship. Once these conditions are met, the deferred share units must be redeemed for cash no later than the end of the next calendar year. Dividend equivalents accrue to the participants in the form of additional units. As at October 31, 2020, 6.8 million deferred share units were outstanding (October 31, 2019 – 6.6 million).

Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of these plans are recorded, net of the effects of related hedges, on the Consolidated Statement of Income. For the year ended October 31, 2020, the Bank recognized compensation expense, net of the effects of hedges, for these plans of $500 million (2019 – $546 million; 2018 – $509 million). The compensation expense recognized before the effects of hedges was $206 million (2019 – $662 million; 2018 – $607 million). The carrying amount of the liability relating to these plans, based on the closing share price, was $1.5 billion at October 31, 2020 (October 31, 2019 – $2.0 billion), and is reported in Other liabilities on the Consolidated Balance Sheet.

EMPLOYEE OWNERSHIP PLAN

The Bank also operates a share purchase plan available to Canadian employees. Employees can contribute any amount of their eligible earnings (net of source deductions), subject to an annual cap of 10% of salary to the Employee Ownership Plan. For participating employees below the level of Vice President, the Bank matches 100% of the first $250 of employee contributions each year and the remainder of employee contributions at 50% to an overall maximum of 3.5% of the employee’s eligible earnings or $2,250, whichever comes first. The Bank’s contributions vest once an employee has completed two years of continuous service with the Bank. For the year ended October 31, 2020, the Bank’s contributions totalled $82 million (2019 – $74 million; 2018 – $72 million) and were expensed as salaries and employee benefits. As at October 31, 2020, an aggregate of 22 million common shares were held under the Employee Ownership Plan (October 31, 2019 – 20 million). The shares in the Employee Ownership Plan are purchased in the open market and are considered outstanding for computing the Bank’s basic and diluted earnings per share. Dividends earned on the Bank’s common shares held by the Employee Ownership Plan are used to purchase additional common shares for the Employee Ownership Plan in the open market.

NOTE 24: EMPLOYEE BENEFITS

PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

The Bank’s principal defined benefit pension plans, consisting of The Pension Fund Society of The Toronto-Dominion Bank (the “Society”) and the defined benefit portion of the TD Pension Plan (Canada) (the “TDPP DB”), are for Canadian Bank employees. The Society was closed to new members on January 30, 2009, and the TDPP DB commenced on March 1, 2009. Effective December 31, 2018, the TDPP DB was closed to new employees hired after that date. All new permanent employees hired in Canada on or after January 1, 2019 are eligible to join the defined contribution portion of the TDPP (the “TDPP DC”) after one year of service. Benefits under the principal defined benefit pension plans are determined based upon the period of plan participation and the average salary of the member in the best consecutive five years in the last ten years of combined plan membership. Benefits under the TDPP DC are funded from the balance of the accumulated contributions of the member and the Bank plus the member’s investment earnings.

Funding for the Bank’s principal defined benefit pension plans is provided by contributions from the Bank and members of the plans. In accordance with legislation, the Bank contributes amounts, as determined on an actuarial basis, to the plans and has the ultimate responsibility for ensuring that the liabilities of the plans are adequately funded over time. The Bank’s contributions to the principal defined benefit pension plans during 2020 were $463 million (2019 – $352 million). The 2020 and 2019 contributions were made in accordance with the actuarial valuation reports for funding purposes as at October 31, 2019 and October 31, 2018, respectively. Valuations for funding purposes are being prepared as of October 31, 2020. Annual expense for the TDPP DC is equal to the Bank’s contributions to the plan.

The Bank also provides certain post-retirement benefits, which are generally unfunded. Post-retirement defined benefit plans, where offered, generally include health care and dental benefits or an annual discount amount to be used to reduce the cost of coverage. Employees must meet certain age and service requirements to be eligible for post-retirement benefits and are generally required to pay a portion of the cost of the benefits. Effective June 1, 2017, the Bank’s principal post-retirement defined benefit plan was closed to new employees hired on or after that date.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 82

INVESTMENT STRATEGY AND ASSET ALLOCATION

The principal defined benefit plans are expected to each achieve a rate of return that meets or exceeds the change in value of the plan’s respective liabilities over rolling five-year periods. The investments are managed with the primary objective of providing reasonable rates of return, consistent with available market opportunities, consideration of plan liabilities, prudent portfolio management, and the target risk profiles for the plans. The investment policies for the principal defined benefit pension plans generally do not apply to the Pension Enhancement Account (PEA) assets, which are invested at the members’ discretion in certain mutual and pooled funds.

The asset allocations by asset category for the principal defined benefit pension plans are as follows:

Plan Asset Allocation[1]
(millions of Canadian dollars except as noted)	Society[2]						TDPP[2]
	Target range	% of total	Fair value		Target range	% of total	Fair value
As at October 31, 2020			Quoted	Unquoted			Quoted	Unquoted
Debt	30-70%	55%	$–	$3,670	25-50%	40%	$–	$940
Equity	24-55	31	685	1,402	30-70	47	344	756
Alternative investments[3]	6-35	14	–	899	5-35	13	–	301

Other[4]	n/a	n/a	–	(685)	n/a	n/a	–	(72)
Total		100%	$685	$5,286		100%	$344	$1,925

As at October 31, 2019
Debt	40-70%	55%	$–	$3,374	25-50%	34%	$–	$634
Equity	24-42	32	1,002	976	30-70	54	368	639
Alternative investments[3]	6-35	13	–	760	5-35	12	–	229

Other[4]	n/a	n/a	–	(276)	n/a	n/a	–	111
Total		100%	$1,002	$4,834		100%	$368	$1,613

As at October 31, 2018
Debt	40-70%	55%	$–	$2,885	25-50%	34%	$–	$497
Equity	24-42	34	897	869	30-65	58	283	583
Alternative investments[3]	6-35	11	–	551	3-25	8	–	122

Other[4]	n/a	n/a	–	(107)	n/a	n/a	–	63
Total		100%	$897	$4,198		100%	$283	$1,265

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
[2]	The principal defined benefit pension plans invest in investment vehicles which may hold shares or debt issued by the Bank.
[3]	The principal defined benefit pension plans’ alternative investments are primarily private equity, infrastructure, and real estate funds.
[4]	Consists mainly of amounts due to and due from brokers for securities traded but not yet settled, PEA assets, and interest and dividends receivable.

Public debt instruments of the Bank’s principal defined benefit pension plans must meet or exceed a credit rating of BBB- at the time of purchase.

The equity portfolios of the principal defined benefit pension plans are broadly diversified primarily across medium to large capitalization quality companies with no individual holding exceeding 10% of the equity portfolio. Foreign equities are included to further diversify the portfolio.

Derivatives can be utilized in the principal defined benefit pension plans provided they are not used to create financial leverage, unless the financial leverage is for risk management purposes. They are permitted to invest in alternative investments, such as private equity, infrastructure equity, and real estate.

RISK MANAGEMENT PRACTICES

The Bank’s principal defined benefit pension plans are overseen by a single retirement governance structure established by the Human Resources Committee of the Bank’s Board of Directors. The governance structure utilizes retirement governance committees who have responsibility to oversee plan operations and investments, acting in a fiduciary capacity. Strategic, material plan changes require the approval of the Bank’s Board of Directors.

The principal defined benefit pension plans’ investments include financial instruments which are exposed to various risks. These risks include market risk (including foreign currency, interest rate, inflation, price, credit spread risks), credit risk, and liquidity risk. Key material risks faced by defined benefit plans are a decline in interest rates or credit spreads, which could increase the defined benefit obligation by more than the change in the value of plan assets, and from longevity risk (that is, lower mortality rates).

Asset-liability matching strategies focus on obtaining an appropriate balance between earning an adequate return and having changes in liability values hedged by changes in asset values.

The principal defined benefit pension plans manage these financial risks in accordance with the Pension Benefits Standards Act, 1985, applicable regulations, as well as the plans’ written investment policies. Specific risk management practices monitored for the principal defined benefit pension plans include performance, credit exposure, and asset mix.

OTHER PENSION AND POST-RETIREMENT BENEFIT PLANS

CT Pension Plan

As a result of the acquisition of CT Financial Services Inc. (CT), the Bank sponsors a defined benefit pension plan, which is closed to new members, but for which active members continue to accrue benefits. Funding for the plan is provided by contributions from the Bank and members of the plan.

TD Bank, N.A. Retirement Plans

TD Bank, N.A. and its subsidiaries maintain a defined contribution 401(k) plan covering all employees. Annual expense is equal to the Bank’s contributions to the plan.

TD Bank, N.A. also has frozen defined benefit pension and post-retirement benefit plans covering certain legacy TD Banknorth and TD Auto Finance (legacy Chrysler Financial) employees. TD Bank, N.A. also has closed post-retirement benefit plans, which include limited medical coverage and life insurance benefits, covering certain groups of employees from legacy organizations.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 83

Supplemental Employee Pension Plans

Supplemental employee pension plans for eligible employees are not funded by the Bank.

Government Pension Plans

The Bank also makes contributions to government pension plans, including the Canada Pension Plan, Quebec Pension Plan and U.S. Federal Insurance Contribution Act.

The following table presents the financial position of the Bank’s principal defined benefit pension and post-retirement benefit plans and the Bank’s significant other defined benefit pension and post-retirement benefit plans. Other employee defined benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

Employee Defined Benefit Plans’ Obligations, Assets and Funded Status
(millions of Canadian dollars, except as noted)	Principal pension plans			Principal post-retirement benefit plan[1]			Other pension and post-retirement benefit plans[2]
	2020	2019	2018	2020	2019	2018	2020	2019	2018
Change in projected benefit obligation
Projected benefit obligation at beginning of year	$8,558	$6,539	$7,082	$620	$535	$558	$2,948	$2,569	$2,750
Obligations included due to The Retirement Benefit Plan merger[3]	–	–	6	–	–	–	–	–	–
Service cost – benefits earned	467	326	407	17	14	15	9	9	10
Interest cost on projected benefit obligation	236	240	217	17	20	18	80	106	96
Remeasurement (gain) loss – financial	617	1,565	(969)	(101)	92	(42)	128	430	(190)
Remeasurement (gain) loss – demographic	–	–	–	(44)	(26)	–	(80)	2	(8)
Remeasurement (gain) loss – experience	56	83	22	9	–	2	9	6	14
Members’ contributions	107	107	104	–	–	–	–	–	–
Benefits paid	(373)	(303)	(330)	(12)	(15)	(16)	(144)	(143)	(137)
Change in foreign currency exchange rate	–	–	–	–	–	–	20	(1)	31

Past service cost (credit)[4]	–	1	–	–	–	–	(3)	(30)	3

Projected benefit obligation as at October 31	9,668	8,558	6,539	506	620	535	2,967	2,948	2,569
Change in plan assets
Plan assets at fair value at beginning of year	7,817	6,643	6,536	–	–	–	1,959	1,733	1,855
Assets included due to The Retirement Benefit Plan merger[3]	–	–	10	–	–	–	–	–	–
Interest income on plan assets	221	253	209	–	–	–	52	73	66
Remeasurement gain (loss) – return on plan assets less interest income	15	773	(231)	–	–	–	96	205	(109)
Members’ contributions	107	107	104	–	–	–	–	–	–
Employer’s contributions	463	352	355	12	15	16	72	96	37
Benefits paid	(373)	(303)	(330)	(12)	(15)	(16)	(144)	(143)	(137)
Change in foreign currency exchange rate	–	–	–	–	–	–	18	(1)	27

Defined benefit administrative expenses	(10)	(8)	(10)	–	–	–	(7)	(4)	(6)

Plan assets at fair value as at October 31	8,240	7,817	6,643	–	–	–	2,046	1,959	1,733
Excess (deficit) of plan assets at fair value over projected benefit obligation	(1,428)	(741)	104	(506)	(620)	(535)	(921)	(989)	(836)

Effect of asset limitation and minimum funding requirement	–	–	–	–	–	–	(14)	(13)	(13)

Net defined benefit asset (liability)	(1,428)	(741)	104	(506)	(620)	(535)	(935)	(1,002)	(849)
Annual expense
Net employee benefits expense includes the following:
Service cost – benefits earned	467	326	407	17	14	15	9	9	10
Net interest cost (income) on net defined benefit liability (asset)	15	(13)	8	17	20	18	28	33	30
Past service cost (credit)[4]	–	1	–	–	–	–	(3)	(30)	3
Defined benefit administrative expenses	10	10	10	–	–	–	5	6	4
Total expense	$492	$324	$425	$34	$34	$33	$39	$18	$47
Actuarial assumptions used to determine the annual expense (percentage)
Weighted-average discount rate for projected benefit obligation	3.08%	4.10%	3.60%	3.07%	4.10%	3.60%	3.12%	4.37%	3.74%
Weighted-average rate of compensation increase	2.57	2.54	2.54	3.00	3.00	3.00	1.00	1.03	1.16
Actuarial assumptions used to determine the projected benefit obligation as at October 31 (percentage)
Weighted-average discount rate for projected benefit obligation	2.85%	3.08%	4.10%	2.76%	3.07%	4.10%	2.74%	3.12%	4.37%

Weighted-average rate of compensation increase	2.53	2.57	2.54	3.00	3.00	3.00	1.03	1.00	1.03

[1]

The rate of increase for health care costs for the next year used to measure the expected cost of benefits covered for the principal post-retirement defined benefit plan is 3.26%. The rate is assumed to decrease gradually to 1.06% by the year 2040 and remain at that level thereafter (2019 – 4.18% grading to 2.42% by the year 2040 and remain at that level thereafter).

[2]

Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension and post-retirement benefit plans, and supplemental employee defined benefit pension plans. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008, and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012, and no service credits can be earned after March 31, 2012.

[3]

During 2018, The Retirement Benefit Plan of The Toronto-Dominion Bank (the “RBP”) was deemed to be merged with the Society and previously undisclosed obligations and assets of the RBP are now included in fiscal 2018.

[4]	Includes a gain of $33 million related to the TD Auto Finance post-retirement benefit plan that was amended during fiscal 2019.

During the year ended October 31, 2021, the Bank expects to contribute $550 million to its principal defined benefit pension plans, $18 million to its principal post-retirement defined benefit plan, and $42 million to its other defined benefit pension and post-retirement benefit plans. Future contribution amounts may change upon the Bank’s review of its contribution levels during the year.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 84

The following table summarizes expenses for the Bank’s defined contribution plans.

Defined Contribution Plan Expenses
(millions of Canadian dollars)	For the years ended
	October 31 2020	October 31 2019	October 31 2018
Defined contribution pension plans[1]	$169	$150	$136

Government pension plans[2]	347	324	293
Total	$516	$474	$429

[1]	Includes defined contribution portion of the TD Pension Plan (Canada) and TD Bank, N.A. defined contribution 401(k) plan.
[2]	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

Assumptions related to future mortality which have been used to determine the defined benefit obligation and net benefit cost are as follows:

Assumed Life Expectancy at Age 65
(number of years)	Principal pension plans			Principal post-retirement benefit plan			Other pension and post-retirement benefit plans
	As at October 31
	2020	2019	2018	2020	2019	2018	2020	2019	2018
Male aged 65 at measurement date	23.4	23.4	23.3	23.4	23.4	23.3	21.5	22.1	22.1
Female aged 65 at measurement date	24.2	24.1	24.1	24.2	24.1	24.1	23.1	23.7	23.7
Male aged 45 at measurement date	24.4	24.3	24.3	24.4	24.3	24.3	22.2	22.7	22.7
Female aged 45 at measurement date	25.1	25.1	25.0	25.1	25.1	25.0	23.9	24.5	24.5

The weighted-average duration of the defined benefit obligation for the Bank’s principal defined benefit pension plans, principal post-retirement defined benefit plan, and other defined benefit pension and post-retirement benefit plans at the end of the reporting period are 16 years (2019 – 16 years, 2018 – 15 years), 15 years (2019 – 18 years, 2018 – 17 years), and 13 years (2019 – 13 years, 2018 – 12 years), respectively.

The following table provides the sensitivity of the projected benefit obligation for the Bank’s principal defined benefit pension plans, the principal post-retirement defined benefit plan, and the Bank’s significant other defined benefit pension and post-retirement benefit plans to actuarial assumptions considered significant by the Bank. These include discount rate, life expectancy, rates of compensation increase, and health care cost initial trend rates, as applicable. For each sensitivity test, the impact of a reasonably possible change in a single factor is shown with other assumptions left unchanged.

Sensitivity of Significant Defined Benefit Plan Actuarial Assumptions
(millions of Canadian dollars, except as noted)	As at
	October 31, 2020
	Obligation Increase (Decrease)
	Principal pension plans	Principal post- retirement benefit plan	Other pension and post- retirement benefit plans
Impact of an absolute change in significant actuarial assumptions
Discount rate
1% decrease in assumption	$1,718	$81	$391
1% increase in assumption	(1,314)	(65)	(322)
Rates of compensation increase
1% decrease in assumption	(345)	n/a	–	[1]
1% increase in assumption	333	n/a	–	[1]
Life expectancy
1 year decrease in assumption	(203)	(16)	(99)
1 year increase in assumption	200	16	99
Health care cost initial trend rate
1% decrease in assumption	n/a	(13)	n/a
1% increase in assumption	n/a	15	n/a
[1]	An absolute change in this assumption is immaterial.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 85

The Bank recognized the following amounts on the Consolidated Balance Sheet.

Amounts Recognized in the Consolidated Balance Sheet
(millions of Canadian dollars)		As at
	October 31 2020	October 31 2019	October 31 2018
Other assets
Principal defined benefit pension plans	$–	$–	$104
Other defined benefit pension and post-retirement benefit plans	3	6	3

Other employee benefit plans[1]	6	7	6

Total other assets	9	13	113
Other liabilities
Principal defined benefit pension plans	1,428	741	–
Principal post-retirement defined benefit plan	506	620	535
Other defined benefit pension and post-retirement benefit plans	938	1,008	852

Other employee benefit plans[1]	430	412	360

Total other liabilities	3,302	2,781	1,747
Net amount recognized	$(3,293)	$(2,768)	$(1,634)
[1]	Consists of other pension and other post-retirement benefit plans operated by the Bank and its subsidiaries that are not considered material for disclosure purposes.

The Bank recognized the following amounts in the Consolidated Statement of Other Comprehensive Income.

Amounts Recognized in the Consolidated Statement of Other Comprehensive Income[1]
(millions of Canadian dollars)	For the years ended
	October 31 2020	October 31 2019	October 31 2018
Actuarial gains (losses) recognized in Other Comprehensive Income
Principal defined benefit pension plans	$(658)	$(873)	$720
Principal post-retirement defined benefit plan	136	(66)	40
Other defined benefit pension and post-retirement benefit plans	36	(231)	60
Other employee benefit plans[2]	(44)	(75)	45
Total actuarial gains (losses) recognized in Other Comprehensive Income	$(530)	$(1,245)	$865

[1]	Amounts are presented on pre-tax basis.
[2]	Consists of other pension and other post-retirement benefit plans operated by the Bank and its subsidiaries that are not considered material for disclosure purposes.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 86

NOTE 25:  INCOME TAXES

The provision for (recovery of) income taxes is comprised of the following:

Provision for (Recovery of) Income Taxes
(millions of Canadian dollars)	For the years ended October 31
	2020	2019	2018
Provision for income taxes – Consolidated Statement of Income
Current income taxes
Provision for (recovery of) income taxes for the current period	$2,287	$2,675	$2,873

Adjustments in respect of prior years and other	(70)	93	(76)

Total current income taxes	2,217	2,768	2,797
Deferred income taxes
Provision for (recovery of) deferred income taxes related to the origination and reversal of temporary differences	(1,075)	54	76
Effect of changes in tax rates	(1)	10	302

Adjustments in respect of prior years and other	11	(97)	7

Total deferred income taxes	(1,065)	(33)	385

Total provision for income taxes – Consolidated Statement of Income	1,152	2,735	3,182
Provision for (recovery of) income taxes – Statement of Other Comprehensive Income
Current income taxes	406	37	(48)

Deferred income taxes	705	1,070	(701)

	1,111	1,107	(749)
Income taxes – other non-income related items including business combinations and other adjustments
Current income taxes	(30)	(7)	(3)

Deferred income taxes	(194)	(6)	(2)

	(224)	(13)	(5)
Total provision for (recovery of) income taxes	2,039	3,829	2,428
Current income taxes
Federal	1,170	1,256	1,491
Provincial	818	891	1,055

Foreign	605	651	200

	2,593	2,798	2,746
Deferred income taxes
Federal	(143)	127	(244)
Provincial	(96)	87	(160)

Foreign	(315)	817	86

	(554)	1,031	(318)
Total provision for (recovery of) income taxes	$2,039	$3,829	$2,428

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “U.S. Tax Act”), which made broad and complex changes to the U.S. tax code.

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in an adjustment during 2018 to the Bank’s U.S. deferred tax assets and liabilities to the lower base rate of 21%. The impact for the year ended October 31, 2018 was a reduction in the value of the Bank’s net deferred tax assets resulting in a $366 million income tax expense recorded in the Provision for (recovery of) income taxes on the Consolidated Statement of Income, a $22 million deferred income tax benefit recorded in other comprehensive income and a $12 million deferred income tax expense recorded in retained earnings.

The impact of the U.S. Tax Act on the Bank’s statutory and effective tax rate is outlined in the following table as part of the Rate differentials on international operations.

The Bank’s statutory and effective tax rate is outlined in the following table.

Reconciliation to Statutory Income Tax Rate
(millions of Canadian dollars, except as noted)		2020		2019		2018
Income taxes at Canadian statutory income tax rate	$3,141	26.4%	$3,502	26.5%	$3,648	26.5%
Increase (decrease) resulting from:
Dividends received	(120)	(1.0)	(104)	(0.8)	(142)	(1.0)
Rate differentials on international operations[1]	(1,927)	(16.2)	(728)	(5.5)	(343)	(2.5)

Other – net	58	0.5	65	0.5	19	0.1
Provision for income taxes and effective income tax rate	$1,152	9.7%	$2,735	20.7%	$3,182	23.1%

[1]

Reflects the impact of the sale of the Bank’s investment in TD Ameritrade, including the non-taxable revaluation gain, the release of non-taxable cumulative currency translation gains from AOCI, and the release of a deferred tax liability.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 87

The Canada Revenue Agency (CRA), Revenu Québec Agency (RQA) and Alberta Tax and Revenue Administration (ATRA) are denying certain dividend deductions claimed by the Bank. During the year ended October 31, 2020, the CRA reassessed the Bank for $239 million of additional income tax and interest in respect of its 2015 taxation year, the RQA reassessed the Bank for $20 million of additional income tax and interest for the years 2011 to 2014, and the ATRA reassessed the Bank for $18 million of additional income tax and interest in respect of its 2014 taxation year. To date, the CRA has reassessed the Bank for $1,032 million of income tax and interest for the years 2011 to 2015, the RQA has reassessed the Bank for $26 million for the years 2011 to 2014, and the ATRA has reassessed the Bank for $33 million for the years 2011 to 2014. In total, the Bank has been reassessed for $1,091 million of income tax and interest. The Bank expects the CRA, RQA, and ATRA to reassess open years on the same basis. The Bank is of the view that its tax filing positions were appropriate and intends to challenge all reassessments.

Deferred tax assets and liabilities comprise of the following:

Deferred Tax Assets and Liabilities
(millions of Canadian dollars)	As at
	October 31 2020	October 31 2019
Deferred tax assets
Allowance for credit losses	$1,705	$965
Trading loans	43	50
Employee benefits	834	844
Pensions	516	344
Losses available for carry forward	96	95
Tax credits	133	228
Land, buildings, equipment, and other depreciable assets	111	–
Intangibles	87	–

Other	236	88

Total deferred tax assets	3,761	2,614
Deferred tax liabilities
Securities	1,404	527
Land, buildings, equipment, and other depreciable assets	–	242
Deferred (income) expense	73	91
Intangibles	–	40

Goodwill	124	108

Total deferred tax liabilities	1,601	1,008

Net deferred tax assets	2,160	1,606
Reflected on the Consolidated Balance Sheet as follows:
Deferred tax assets	2,444	1,799

Deferred tax liabilities[1]	284	193
Net deferred tax assets	$2,160	$1,606

[1]	Included in Other liabilities on the Consolidated Balance Sheet.

The amount of temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized on the Consolidated Balance Sheet was $669 million as at October 31, 2020 (October 31, 2019 – $461 million), of which $5 million (October 31, 2019 – $3 million) is scheduled to expire within five years.

Certain taxable temporary differences associated with the Bank’s investments in subsidiaries, branches and associates, and interests in joint ventures did not result in the recognition of deferred tax liabilities as at October 31, 2020. The total amount of these temporary differences was $81 billion as at October 31, 2020 (October 31, 2019 – $71 billion).

The movement in the net deferred tax asset for the years ended October 31 was as follows:

Deferred Income Tax Expense (Recovery)
(millions of Canadian dollars)	2020				2019
	Consolidated statement of income	Other comprehensive income	Business combinations and other	Total	Consolidated statement of income	Other comprehensive income	Business combinations and other	Total
Deferred income tax expense (recovery)
Allowance for credit losses	$(740)	$–	$–	$(740)	$(120)	$–	$–	$(120)
Trading loans	7	–	–	7	4	–	–	4
Employee benefits	(23)	33	–	10	(87)	(18)	–	(105)
Pensions	(1)	(171)	–	(172)	19	(303)	–	(284)
Losses available for carry forward	(1)	–	–	(1)	(1)	–	–	(1)
Tax credits	95	–	–	95	98	–	–	98
Land, buildings, equipment, and other depreciable assets	(159)	–	(194)	(353)	19	–	–	19
Intangibles	(127)	–	–	(127)	(123)	–	–	(123)
Other deferred tax assets	(148)	–	–	(148)	7	–	(4)	3
Securities	34	843	–	877	56	1,391	–	1,447
Deferred (income) expense	(18)	–	–	(18)	79	–	–	79

Goodwill	16	–	–	16	16	–	(2)	14
Total deferred income tax expense (recovery)	$(1,065)	$705	$(194)	$(554)	$(33)	$1,070	$(6)	$1,031

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 88

NOTE 26:   EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

The following table presents the Bank’s basic and diluted earnings per share for the years ended October 31, 2020, October 31, 2019, and October 31, 2018.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the years ended October 31
	2020	2019	2018
Basic earnings per share
Net income attributable to common shareholders	$11,628	$11,416	$11,048

Weighted-average number of common shares outstanding (millions)	1,807.3	1,824.2	1,835.4
Basic earnings per share (Canadian dollars)	$6.43	$6.26	$6.02
Diluted earnings per share
Net income attributable to common shareholders	$11,628	$11,416	$11,048

Net income available to common shareholders including impact of dilutive securities	11,628	11,416	11,048
Weighted-average number of common shares outstanding (millions)	1,807.3	1,824.2	1,835.4
Effect of dilutive securities

Stock options potentially exercisable (millions)[1]	1.5	3.1	4.1

Weighted-average number of common shares outstanding – diluted (millions)	1,808.8	1,827.3	1,839.5
Diluted earnings per share (Canadian dollars)[1]	$6.43	$6.25	$6.01

[1]

For the year ended October 31, 2020, the computation of diluted earnings per share excluded average options outstanding of 7.5 million with a weighted-average exercise price of $70.04, as the option price was greater than the average market price of the Bank’s common shares. For the years ended October 31, 2019 and October 31, 2018, no outstanding options were excluded from the computation of diluted earnings per share.

NOTE 27:   PROVISIONS, CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES, PLEDGED ASSETS, AND COLLATERAL

PROVISIONS

The following table summarizes the Bank’s provisions.

Provisions
(millions of Canadian dollars)
	Restructuring	Litigation and Other [1]	Total
Balance as at October 31, 2019	$241	$269	$510
Impact on adoption of IFRS 16[2]	(75)	–	(75)
Balance as at November 1, 2019	166	269	435
Additions	–	332	332
Amounts used	(70)	(194)	(264)
Release of unused amounts	(16)	(33)	(49)

Foreign currency translation adjustments and other	10	18	28

Balance as at October 31, 2020, before allowance for credit losses for off-balance sheet instruments	$90	$392	$482

Add: Allowance for credit losses for off-balance sheet instruments[3]			1,087
Balance as at October 31, 2020			$1,569

[1]	Includes onerous contracts for non-lease payments including taxes and estimated operating expenses which are included in Occupancy, including depreciation on the Consolidated Statement of Income.
[2]	Upon adoption of IFRS 16, provisions for onerous lease contracts were adjusted against the ROU assets. Refer to Notes 4 and 15 for further details.
[3]	Refer to Note 8 for further details.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 89

LEGAL AND REGULATORY MATTERS

LITIGATION

In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions including but not limited to civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. The Bank establishes provisions when it becomes probable that the Bank will incur a loss and the amount can be reliably estimated. The Bank also estimates the aggregate range of reasonably possible losses (RPL) in its legal and regulatory actions (that is, those which are neither probable nor remote), in excess of provisions. As at October 31, 2020, the Bank’s RPL is from zero to approximately $951 million (October 31, 2019 – from zero to approximately $606 million). The Bank’s provisions and RPL represent the Bank’s best estimates based upon currently available information for actions for which estimates can be made, but there are a number of factors that could cause the Bank’s provisions and/or RPL to be significantly different from its actual or RPL. For example, the Bank’s estimates involve significant judgment due to the varying stages of the proceedings, the existence of multiple defendants in many proceedings whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the proceedings, some of which are beyond the Bank’s control and/or involve novel legal theories and interpretations, the attendant uncertainty of the various potential outcomes of such proceedings, and the fact that the underlying matters will change from time to time. In addition, some actions seek very large or indeterminate damages.

In management’s opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

Stanford Litigation – The Bank was named as a defendant in Rotstain v. Trustmark National Bank, et al., a putative class action lawsuit in the United States District Court for the Northern District of Texas related to a US$7.2 billion Ponzi scheme perpetrated by R. Allen Stanford, the owner of Stanford International Bank, Limited (SIBL), an offshore bank based in Antigua. Plaintiffs purport to represent a class of investors in SIBL issued certificates of deposit. The Bank provided certain correspondent banking services to SIBL. Plaintiffs allege that the Bank and four other banks aided and abetted or conspired with Mr. Stanford to commit fraud and that the bank defendants received fraudulent transfers from SIBL by collecting fees for providing certain services.

The Official Stanford Investors Committee (OSIC), a court-approved committee representing investors, received permission to intervene in the lawsuit and has brought similar claims against all the bank defendants.

The court denied in part and granted in part the Bank’s motion to dismiss the lawsuit on April 21, 2015. The court also entered a class certification scheduling order requiring the parties to conduct discovery and submit briefing regarding class certification. The class certification motion was fully submitted on October 26, 2015. The class plaintiffs filed an amended complaint asserting certain additional state law claims against the Bank on June 23, 2015. The Bank’s motion to dismiss the newly amended complaint in its entirety was fully submitted on August 18, 2015. On April 22, 2016, the Bank filed a motion to reconsider the court’s April 2015 dismissal decision with respect to certain claims by OSIC under the Texas Uniform Fraudulent Transfer Act based on an intervening change in the law announced by the Texas Supreme Court on April 1, 2016. On July 28, 2016, the court issued a decision denying defendants’ motions to dismiss the class plaintiffs’ complaint and to reconsider with respect to OSIC’s complaint. The Bank filed its answer to the class plaintiffs’ complaint on August 26, 2016. OSIC filed an amended intervenor complaint against the Bank on November 4, 2016 and the Bank filed its answer to this amended complaint on December 19, 2016.

On November 7, 2017, the Court issued a decision denying the class certification motion. The court found that the plaintiffs failed to show that common issues of fact would predominate given the varying sales presentations they allegedly received.

On November 21, 2017, the class plaintiffs filed a Rule 23(f) petition seeking permission to appeal the District Court’s denial of class certification to the United States Court of Appeals for the Fifth Circuit. The Bank filed an opposition to the class plaintiffs’ petition on December 4, 2017. The Fifth Circuit denied the class plaintiffs’ petition on April 20, 2018.

On February 28, 2019, the Bank, along with the other bank defendants, filed a motion for judgment on the pleadings in OSIC’s case seeking dismissal of three claims (aiding and abetting fraud, aiding and abetting conversion, and aiding and abetting breach of fiduciary duty). The motion was fully briefed as of April 4, 2019. On September 10, 2019, OSIC filed a motion for leave to amend its intervenor complaints against the Bank and the other bank defendants to insert additional factual allegations. The motion was fully briefed as of October 15, 2019. On June 15, 2020, the Northern District of Texas (N.D. Tex.) court granted OSIC’s motion for leave to amend its intervenor complaints against the Bank and the other bank defendants, and OSIC’s Second Amended Intervenor Complaint against the Bank and certain other bank defendants was filed on that same date. On July 10, 2020, the N.D. Tex. court so-ordered the parties’ agreed motion extending the Bank’s time to respond to the Second Amended Intervenor Complaint until July 31, 2020. On July 31, 2020, the Bank filed its answer to the Second Amended Intervenor Complaint. On July 7, 2020, the Bank, along with the other defendants, requested to withdraw the motion for judgment on the pleadings, and the court issued an order finding the motion moot on August 14, 2020.

On May 3, 2019, two groups of plaintiffs comprising more than 950 investors in certificates of deposit issued by SIBL, and those who purchased one or more of such investors’ claims, filed motions to intervene in OSIC’s case against the Bank and the other bank defendants. On September 18, 2019, the Court denied the motions to intervene. On October 14, 2019, one group of plaintiffs (comprising 147 investors) filed a notice of appeal to the Fifth Circuit, and briefing was complete on the appeal as of April 8, 2020. On October 7, 2020, the Fifth Circuit heard oral argument on the appeal.

Discovery against the bank defendants is ongoing, and the Court has set a ready-for-trial date of May 6, 2021.

On November 1, 2019, a second group of plaintiffs (comprising 1,286 investors) filed a petition in Texas state court against the Bank and other bank defendants alleging claims similar to those alleged in the Rotstain v. Trustmark National Bank, et al. action. On November 26, 2019, the U.S. Receiver for the Stanford Receivership Estate filed a motion to enjoin the Texas state court action in the United States District Court for the N.D. Tex. On January 15, 2020, the Court granted the U.S. Receiver’s motion to enjoin the Texas state court action. On February 26, 2020, another defendant bank removed the Texas state court action to the United States District Court for the Southern District of Texas (S.D. Tex.). On April 13, 2020, the removing bank defendant and plaintiffs requested that the S.D. Tex. court stay the action for an initial period of 120 days. On April 20, 2020, the S.D. Tex. court stayed all case deadlines until August 14, 2020. On July 14, 2020, the removing bank defendant and plaintiffs requested that the S.D. Tex. court extend the stay of the action for an additional period of 90 days. On July 19, 2020, the S.D. Tex. court extended the stay until November 14, 2020. On October 30, 2020, the removing bank defendant and plaintiffs requested that the S.D. Tex. court extend the stay of the action for an additional period of 60 days.

The Bank is also a defendant in two cases filed in the Ontario Superior Court of Justice: (1) Wide & Dickson v. The Toronto-Dominion Bank, an action filed by the Joint Liquidators of SIBL appointed by the Eastern Caribbean Supreme Court, and (2) Dynasty Furniture Manufacturing Ltd., et al. v. The Toronto Dominion Bank, an action filed by five investors in certificates of deposits sold by Stanford. The suits assert that the Bank acted negligently and provided knowing assistance to SIBL’s fraud. The court denied the Bank’s motion for summary judgment in the Joint Liquidators case to dismiss the action based on the applicable statute of limitations on November 9, 2015, and designated the limitations issues to be addressed as part of a future trial on the merits. The two cases filed in the Ontario Superior Court of Justice are being managed jointly. On June 9, 2020, the court held a case conference, confirming the trial date scheduled for January 11, 2021.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 90

Overdraft Litigation – TD Bank, N.A. was named as a defendant in eleven putative nationwide class actions challenging the overdraft practices of TD Bank, N.A. from August 16, 2010 to the present and the overdraft practices of Carolina First Bank prior to its merger into TD Bank, N.A. in September 2010.

These actions were consolidated for pretrial proceedings as MDL 2613 in the United States District Court for the District of South Carolina: In re TD Bank, N.A. Debit Card Overdraft Fee Litigation, No. 6:15-MN-02613 (D.S.C.). On December 10, 2015, TD Bank, N.A.’s motion to dismiss the consolidated amended class action complaint was granted in part and denied in part. Discovery, briefing, and a hearing on class certification were complete as of May 24, 2017.

On January 5, 2017, TD Bank, N.A. was named as a defendant in a twelfth class action complaint (Dorsey) challenging an overdraft practice that was already the subject of the consolidated amended class action complaint. The Dorsey action was consolidated into MDL 2613, and dismissed by the Court. The Dorsey plaintiff appealed the dismissal to the United States Court of Appeals for the Fourth Circuit.

On December 5, 2017, TD Bank, N.A. was named as a defendant in a thirteenth class action complaint (Lawrence) challenging the Bank’s overdraft practices. The Lawrence action, which was also transferred to MDL 2613, concerns the Bank’s treatment of certain transactions as “recurring” for overdraft purposes. The Bank moved to dismiss the claims.

On February 22, 2018, the Court issued an order certifying a class as to certain claims in the consolidated amended class action complaint and denying certification as to others. The Fourth Circuit denied the Bank’s 23(f) petition seeking permission to appeal certain portions of the district court’s order.

On February 1, 2019, the parties filed a Joint Notice of Settlement of all claims consolidated in MDL 2613 on a class-wide basis. In response to the Notice of Settlement, on February 4, 2019, the Court issued an order suspending all deadlines. On June 26, 2019, the Court issued an order preliminarily approving settlement of all claims consolidated in MDL 2613 on a class-wide basis and directing notice to settlement class members. On January 9, 2020, the Court issued an order granting final approval of the settlement, certifying the six settlement classes for settlement purposes only, and overruling a class member objection. On January 24, 2020, the Court entered a final judgment dismissing with prejudice any and all cases and claims consolidated in MDL 2613.

Credit Card Fees – Between 2011 and 2013, seven proposed class actions were commenced, five of which remain in British Columbia, Alberta, Saskatchewan, Ontario and Québec: Coburn and Watson’s Metropolitan Home v. Bank of America Corporation, et al.; Macaronies Hair Club v. BOFA Canada Bank, et al.; Hello Baby Equipment Inc. v. BOFA Canada Bank, et al.; Bancroft-Snell, et al. v. Visa Canada Corporation, et al.; and 9085-4886 Québec Inc. v. Visa Canada Corporation, et al. Subject to court approval of certain settlements, the remaining defendants in each action are the Bank and several other financial institutions. The plaintiff class members are Canadian merchants who accept payment for products and services by Visa Canada Corporation (Visa) and/or MasterCard

International Incorporated (MasterCard) (collectively, the “Networks”). While there is some variance, in most of the actions it is alleged that, from March 2001 to the present, the Networks conspired with their issuing banks and acquirers to fix excessive fees and that certain rules have the effect of increasing the merchant fees.

The five actions that remain include claims of civil conspiracy, breach of the Competition Act, interference with economic relations, and unjust enrichment. Plaintiffs seek general and punitive damages. In the lead case proceeding in British Columbia, the decision to partially certify the action as a class proceeding was released on March 27, 2014. The certification decision was appealed by both plaintiff class representatives and defendants. The appeal hearing took place in December 2014 and the decision was released on August 19, 2015. While both the plaintiffs and defendants succeeded in part on their respective appeals, the class period for the plaintiffs’ key claims was shortened significantly. At a hearing in October 2016, the plaintiffs sought to amend their claims to reinstate the extended class period. The plaintiffs’ motion to amend their claims to reinstate the extended class period was denied by the motions judge and subsequently by the B.C. Court of Appeal. The plaintiffs have sought and were refused leave to appeal to the Supreme Court of Canada. The trial of the British Columbia action previously set for October 2020 has been lifted and no new date has been set at this time. In Québec, the motion for authorization proceeded on November 6-7, 2017 and the matter was authorized on similar grounds and for a similar period as in British Columbia. The plaintiffs appealed this decision. On July 25, 2019, the Quebec Court of Appeal granted the plaintiff’s appeal, thereby reinstating the extended class period for the Quebec proceeding.

Consumer Class Actions – The Bank, along with several other Canadian financial institutions, is a defendant in a number of matters brought by consumers alleging provincial claims in connection with various fees, interest rate calculations, and credit decisions. The cases are in various stages of maturity.

U.S. Consumer Financial Protection Bureau (the “Bureau”) – On August 20, 2020, TD Bank, N.A, (TDBNA) entered into a Consent Order (the “Consent Order”) with the Bureau with respect to certain of TDBNA’s enrollment practices for its optional overdraft product called Debit Card Advance and certain of its reporting practices in relation to specialty consumer reporting agencies. The Consent Order resolves the Bureau’s investigation into TDBNA. TDBNA did not admit to any wrongdoing and disagrees with the Bureau’s conclusions but has cooperated fully and agreed to engage in certain remedial activities to resolve the matter.

COMMITMENTS

Credit-related Arrangements

In the normal course of business, the Bank enters into various commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. The Bank’s policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by the Bank.

Financial and performance standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse, and collateral security requirements as loans extended to customers. Performance standby letters of credit are considered non-financial guarantees as payment does not depend on the occurrence of a credit event and is generally related to a non-financial trigger event.

Documentary and commercial letters of credit are instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions. The Bank is at risk for any drafts drawn that are not ultimately settled by the customer, and the amounts are collateralized by the assets to which they relate.

Commitments to extend credit represent unutilized portions of authorizations to extend credit in the form of loans and customers’ liability under acceptances. A discussion on the types of liquidity facilities the Bank provides to its securitization conduits is included in Note 10.

The values of credit instruments reported as follows represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 91

Credit Instruments
(millions of Canadian dollars)		As at
	October 31 2020	October 31 2019
Financial and performance standby letters of credit	$30,849	$26,887
Documentary and commercial letters of credit	107	107
Commitments to extend credit[1]
Original term-to-maturity of one year or less	66,902	56,676

Original term-to-maturity of more than one year	166,142	150,170
Total	$264,000	$233,840

[1]	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

In addition, as at October 31, 2020, the Bank is committed to fund $290 million (October 31, 2019 – $374 million) of private equity investments.

Long-term Commitments or Leases

The Bank has obligations under long-term non-cancellable leases for premises and equipment. Future minimum commitments for IFRS 16 lease liabilities on an undiscounted basis are $30 million for 2021, $69 million for 2022, $88 million for 2023, $111 million for 2024, $302 million for 2025, $5,944 million for 2026, and thereafter. Total lease payments (including $19 million paid for short-term and low-value asset leases) for the year ended October 31, 2020 were $754 million.

PLEDGED ASSETS AND COLLATERAL

In the ordinary course of business, securities and other assets are pledged against liabilities or contingent liabilities, including repurchase agreements, securitization liabilities, covered bonds, obligations related to securities sold short, and securities borrowing transactions. Assets are also deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.

Details of assets pledged against liabilities and collateral assets held or repledged are shown in the following table:

Sources and Uses of Pledged Assets and Collateral[1]
(millions of Canadian dollars)		As at
	October 31 2020	October 31 2019
Sources of pledged assets and collateral
Bank assets
Cash and due from banks	$1,894	$820
Interest-bearing deposits with banks	3,639	4,918
Loans	112,190	87,415
Securities	102,999	85,574

Other assets	642	850

	221,364	179,577
Third-party assets[2]
Collateral received and available for sale or repledging	319,817	274,775

Less: Collateral not repledged	(93,647)	(62,893)

	226,170	211,882

	447,534	391,459
Uses of pledged assets and collateral[3]
Derivatives	12,002	11,468
Obligations related to securities sold under repurchase agreements	171,825	120,572
Securities borrowing and lending	101,826	105,255
Obligations related to securities sold short	32,770	28,402
Securitization	32,513	32,024
Covered bond	41,434	41,937
Clearing systems, payment systems, and depositories	8,976	8,338
Foreign governments and central banks	1,148	1,167

Other	45,040	42,296
Total	$447,534	$391,459

[1]	Certain comparative amounts have been restated to conform with the presentation adopted in the current year.
[2]	Includes collateral received from reverse repurchase agreements, securities borrowing, margin loans, and other client activity.
[3]	Includes $56.2 billion of on-balance sheet assets that the Bank has pledged and that the counterparty can subsequently repledge as at October 31, 2020 (October 31, 2019 – $45.9 billion).

ASSETS SOLD WITH RECOURSE

In connection with its securitization activities, the Bank typically makes customary representations and warranties about the underlying assets which may result in an obligation to repurchase the assets. These representations and warranties attest that the Bank, as the seller, has executed the sale of assets in good faith, and in compliance with relevant laws and contractual requirements. In the event that they do not meet these criteria, the loans may be required to be repurchased by the Bank.

GUARANTEES

In addition to financial and performance standby letters of credit, the following types of transactions represent the principal guarantees that the Bank has entered into.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 92

Credit Enhancements

The Bank guarantees payments to counterparties in the event that third-party credit enhancements supporting asset pools are insufficient.

Indemnification Agreements

In the normal course of operations, the Bank provides indemnification agreements to various counterparties in transactions such as service agreements, leasing transactions, and agreements relating to acquisitions and dispositions. Under these agreements, the Bank is required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. The nature of certain indemnification agreements prevent the Bank from making a reasonable estimate of the maximum potential amount that the Bank would be required to pay such counterparties.

The Bank also indemnifies directors, officers, and other persons, to the extent permitted by law, against certain claims that may be made against them as a result of their services to the Bank or, at the Bank’s request, to another entity.

NOTE 28:  RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Bank’s related parties include key management personnel, their close family members and their related entities, subsidiaries, associates, joint ventures, and post-employment benefit plans for the Bank’s employees.

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL, THEIR CLOSE FAMILY MEMBERS, AND THEIR RELATED ENTITIES

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Bank, directly or indirectly. The Bank considers certain of its officers and directors to be key management personnel. The Bank makes loans to its key management personnel, their close family members, and their related entities on market terms and conditions with the exception of banking products and services for key management personnel, which are subject to approved policy guidelines that govern all employees.

As at October 31, 2020, $449 million (October 31, 2019 – $121 million) of related party loans were outstanding from key management personnel, their close family members, and their related entities.

COMPENSATION

The remuneration of key management personnel was as follows:

Compensation
(millions of Canadian dollars)	For the years ended October 31
	2020	2019	2018
Short-term employee benefits	$27	$33	$34
Post-employment benefits	1	2	3

Share-based payments	30	35	37
Total	$58	$70	$74

In addition, the Bank offers deferred share and other plans to non-employee directors, executives, and certain other key employees. Refer to Note 23 for further details.

In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH SUBSIDIARIES, SCHWAB, TD AMERITRADE, AND SYMCOR INC.

Transactions between the Bank and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions.

Transactions between the Bank, Schwab, TD Ameritrade, and Symcor Inc. (Symcor) also qualify as related party transactions. There were no significant transactions between the Bank, Schwab, TD Ameritrade, and Symcor during the year ended October 31, 2020, other than as described in the following sections and in Note 12.

i) TRANSACTIONS WITH SCHWAB AND TD AMERITRADE

A description of significant transactions between the Bank and its affiliates with Schwab and TD Ameritrade is set forth below.

Insured Deposit Account Agreement

In connection with the Schwab transaction, the Bank and Schwab entered into the Schwab IDA Agreement which became effective on completion of the Schwab transaction on October 6, 2020 and has an initial expiration date of July 1, 2031. Pursuant to the Schwab IDA Agreement, the Bank makes FDIC-insured (up to specified limits) money market deposit accounts available to clients of Schwab. Schwab provides recordkeeping and support services with respect to the Schwab IDA Agreement. The servicing fee under the Schwab IDA Agreement is set at 15 bps per annum on the aggregate average daily balance in the sweep accounts. Starting on July 1, 2021, deposits under the Schwab IDA Agreement, which were $195 billion (US$146 billion) as at October 31, 2020, can be reduced at Schwab’s option by up to US$10 billion a year (subject to certain adjustments based on the change in the balance of the sweep deposits between closing and July 1, 2021), with a floor of US$50 billion. The Bank paid fees of $136 million to Schwab for the period from October 6, 2020 to October 31, 2020 related to sweep deposit accounts. The amount paid by the Bank is based on the average insured deposit balance of $194 billion for the period from October 6, 2020 to October 31, 2020 and yields based on agreed upon market benchmarks, less the actual interest paid to clients of Schwab.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 93

Prior to the Schwab IDA Agreement becoming effective on completion of the Schwab transaction, the Bank was party to an insured deposit account agreement with TD Ameritrade (the “TD Ameritrade IDA Agreement”). Pursuant to the TD Ameritrade IDA Agreement, the Bank made FDIC-insured (up to specified limits) money market deposit accounts available to clients of TD Ameritrade as either designated sweep vehicles or as non-sweep deposit accounts. TD Ameritrade provided marketing and support services with respect to the TD Ameritrade IDA Agreement. The Bank earned a servicing fee of 25 bps per annum on the aggregate average daily balance in the sweep accounts (subject to adjustment based on a specified formula). The Bank paid fees of $1.9 billion during the year ended October 31, 2020 prior to completion of the Schwab transaction (October 31, 2019 – $2.2 billion; October 31, 2018 – $1.9 billion) to TD Ameritrade related to sweep deposit accounts. The amount paid by the Bank was based on the average insured deposit balance of $176 billion for the year ended October 31, 2020 prior to completion of the Schwab transaction (October 31, 2019 – $140 billion; October 31, 2018 – $140 billion) and yields based on agreed upon market benchmarks, less the actual interest paid to clients of TD Ameritrade.

As at October 31, 2020, amounts receivable from Schwab under the Schwab IDA Agreement were $75 million (amounts receivable from TD Ameritrade under the TD Ameritrade IDA Agreement as at October 31, 2019 – $41 million). As at October 31, 2020, amounts payable to Schwab under the Schwab IDA Agreement were $344 million (amounts payable to TD Ameritrade under the TD Ameritrade IDA Agreement as at October 31, 2019 – $168 million).

The Bank and other financial institutions provided Schwab and its subsidiaries with unsecured revolving loan facilities. The total commitment provided by the Bank was $305 million, which was undrawn as at October 31, 2020 (unsecured revolving loan facilities to TD Ameritrade as at October 31, 2019 – $291 million undrawn).

ii) TRANSACTIONS WITH SYMCOR

The Bank has one-third ownership in Symcor, a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor’s results using the equity method of accounting. During the year ended October 31, 2020, the Bank paid $78 million (October 31, 2019 – $81 million; October 31, 2018 – $86 million) for these services. As at October 31, 2020, the amount payable to Symcor was $12 million (October 31, 2019 – $12 million).

The Bank and two other shareholder banks have also provided a $100 million unsecured loan facility to Symcor which was undrawn as at October 31, 2020, and October 31, 2019.

NOTE 29:  SEGMENTED INFORMATION

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada, and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business, and the Bank’s investment in TD Ameritrade (Schwab as of October 6, 2020); and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Canadian Retail is comprised of Canadian personal and commercial banking, which provides financial products and services to personal, small business, and commercial customers, TD Auto Finance Canada, the Canadian credit card business, the Canadian wealth business, which provides investment products and services to institutional and retail investors, and the insurance business. U.S. Retail is comprised of the personal and business banking operations in the U.S. operating under the brand TD Bank, America’s Most Convenient Bank®, primarily in the Northeast and Mid-Atlantic regions and Florida, and the U.S. wealth business, including Epoch and the Bank’s equity investment in Schwab and TD Ameritrade. Wholesale Banking provides a wide range of capital markets, investment banking, and corporate banking products and services, including underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and meeting the daily trading, funding, and investment needs of the Bank’s clients. The Bank’s other activities are grouped into the Corporate segment. The Corporate segment includes the effects of certain asset securitization programs, treasury management, the collectively assessed allowance for incurred but not identified credit losses in Canadian Retail and Wholesale Banking, elimination of taxable equivalent adjustments and other management reclassifications, corporate level tax items, and residual unallocated revenue and expenses.

The results of each business segment reflect revenue, expenses, and assets generated by the businesses in that segment. Due to the complexity of the Bank, its management reporting model uses various estimates, assumptions, allocations, and risk-based methodologies for funds transfer pricing, inter-segment revenue, income tax rates, capital, indirect expenses and cost transfers to measure business segment results. The basis of allocation and methodologies are reviewed periodically to align with management’s evaluation of the Bank’s business segments. Transfer pricing of funds is generally applied at market rates. Inter-segment revenue is negotiated between each business segment and approximates the fair value of the services provided. Income tax provision or recovery is generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities unique to each segment. Amortization of intangibles acquired as a result of business combinations is included in the Corporate segment. Accordingly, net income for business segments is presented before amortization of these intangibles.

Non-interest income is earned by the Bank primarily through investment and securities services, credit fees, trading income, service charges, card services, and insurance revenues. Revenues from investment and securities services are earned predominantly in the Canadian Retail segment with the remainder earned in Wholesale Banking and U.S. Retail. Revenues from credit fees are primarily earned in the Wholesale Banking and Canadian Retail segments. Trading income is earned within Wholesale Banking. Both service charges and card services revenue are mainly earned in the U.S. Retail and Canadian Retail segments. Insurance revenue is earned in the Canadian Retail segment.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.

The Bank purchases CDS to hedge the credit risk in Wholesale Banking’s corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period’s earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, these CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on these CDS, in excess of the accrued cost, are reported in the Corporate segment.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 94

The following table summarizes the segment results for the years ended October 31, 2020, October 31, 2019, and October 31, 2018.

Results by Business Segment[1]
(millions of Canadian dollars)	For the years ended October 31
					2020
	Canadian Retail	U.S. Retail	Wholesale Banking[2]	Corporate[2]	Total
Net interest income (loss)	$12,061	$8,834	$1,990	$2,726	$25,611

Non-interest income (loss)	12,272	2,438	2,968	357	18,035

Total revenue	24,333	11,272	4,958	3,083	43,646
Provision for (recovery of) credit losses	2,746	2,925	508	1,063	7,242
Insurance claims and related expenses	2,886	–	–	–	2,886

Non-interest expenses	10,441	6,579	2,518	2,066	21,604

Income (loss) before income taxes and equity in net income of an investment in TD Ameritrade	8,260	1,768	1,932	(46)	11,914
Provision for (recovery of) income taxes	2,234	(167)	514	(1,429)	1,152

Equity in net income of an investment in TD Ameritrade[3]	–	1,091	–	42	1,133

Net income (loss)	$6,026	$3,026	$1,418	$1,425	$11,895

Total assets as at October 31, 2020	$472,370	$566,629	$512,886	$163,980	$1,715,865

					2019
Net interest income (loss)	$12,349	$8,951	$911	$1,720	$23,931

Non-interest income (loss)	11,877	2,840	2,320	97	17,134

Total revenue	24,226	11,791	3,231	1,817	41,065
Provision for (recovery of) credit losses	1,306	1,082	44	597	3,029
Insurance claims and related expenses	2,787	–	–	–	2,787

Non-interest expenses	10,735	6,411	2,393	2,481	22,020

Income (loss) before income taxes and equity in net income of an investment in TD Ameritrade	9,398	4,298	794	(1,261)	13,229
Provision for (recovery of) income taxes	2,535	471	186	(457)	2,735

Equity in net income of an investment in TD Ameritrade	–	1,154	–	38	1,192

Net income (loss)	$6,863	$4,981	$608	$(766)	$11,686

Total assets as at October 31, 2019	$452,163	$436,086	$458,420	$68,621	$1,415,290

					2018
Net interest income (loss)	$11,576	$8,176	$1,150	$1,337	$22,239

Non-interest income (loss)	11,137	2,768	2,367	381	16,653

Total revenue	22,713	10,944	3,517	1,718	38,892
Provision for (recovery of) credit losses	998	917	3	562	2,480
Insurance claims and related expenses	2,444	–	–	–	2,444

Non-interest expenses	9,473	6,100	2,125	2,497	20,195

Income (loss) before income taxes and equity in net income of an investment in TD Ameritrade	9,798	3,927	1,389	(1,341)	13,773
Provision for (recovery of) income taxes	2,615	432	335	(200)	3,182

Equity in net income of an investment in TD Ameritrade	–	693	–	50	743

Net income (loss)	$7,183	$4,188	$1,054	$(1,091)	$11,334

Total assets as at October 31, 2018	$433,960	$417,292	$425,909	$57,742	$1,334,903

[1]

The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

[2]	Net interest income within Wholesale Banking is calculated on a TEB. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
[3]

The Bank’s share of TD Ameritrade’s earnings is reported with a one-month lag. The same convention is being followed for Schwab, and the Bank will begin recording its share of Schwab’s earnings on this basis in the first quarter of fiscal 2021. Refer to Note 12 for further details.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 95

RESULTS BY GEOGRAPHY

For reporting of geographic results, segments are grouped into Canada, United States, and Other international. Transactions are primarily recorded in the location responsible for recording the revenue or assets. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer.

(millions of Canadian dollars)	For the years ended October 31			As at October 31
			2020	2020
	Total revenue	Income before income taxes	Net income	Total assets
Canada	$24,198	$6,420	$5,070	$916,798
United States	15,076	1,941	2,015	679,369

Other international	4,372	3,553	4,810	119,698
Total	$43,646	$11,914	$11,895	$1,715,865

			2019	2019
Canada	$23,599	$7,237	$5,208	$769,314
United States	15,557	4,827	4,180	524,397

Other international	1,909	1,165	2,298	121,579
Total	$41,065	$13,229	$11,686	$1,415,290

			2018	2018
Canada	$23,332	$8,886	$6,523	$713,677
United States	13,751	3,768	2,993	514,263

Other international	1,809	1,119	1,818	106,963
Total	$38,892	$13,773	$11,334	$1,334,903

NOTE 30:  INTEREST INCOME AND EXPENSE

The following table presents interest income and interest expense by basis of accounting measurement. Refer to Note 2 for the type of instruments measured at amortized cost and FVOCI.

Interest Income and Expense
(millions of Canadian dollars)	For the years ended
	October 31, 2020		October 31, 2019
	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost[1]	$30,981	$6,547	$31,663	$11,294

Measured at FVOCI	1,543	–	3,165	–
	32,524	6,547	34,828	11,294

Not measured at amortized cost or FVOCI[2]	3,123	3,489	7,171	6,774
Total	$35,647	$10,036	$41,999	$18,068

[1]	Includes interest expense on lease liabilities for the year ended October 31, 2020 of $153 million, upon adoption of IFRS 16 on November 1, 2019.
[2]	Includes interest income, interest expense, and dividend income for financial instruments that are measured or designated at FVTPL and equities designated at FVOCI.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 96

NOTE 31:  CREDIT RISK

Concentration of credit risk exists where a number of borrowers or counterparties are engaged in similar activities, are located in the same geographic area or have comparable economic characteristics. Their ability to meet contractual obligations may be similarly affected by changing economic, political or other conditions. The Bank’s portfolio could be sensitive to changing conditions in particular geographic regions.

Concentration of Credit Risk1

(millions of Canadian dollars,	As at
except as noted)	Loans and customers' liability under acceptances[2,3]		Credit Instruments[4,5]		Derivative financial instruments[6,7]

	October 31 2020	October 31 2019	October 31 2020	October 31 2019	October 31 2020	October 31 2019
Canada	66%	66%	37%	38%	24%	25%
United States	33	33	59	58	27	31
United Kingdom	–	–	1	1	22	17
Europe – other	–	–	2	2	18	20

Other international	1	1	1	1	9	7

Total	100%	100%	100%	100%	100%	100%
	$734,958	$700,226	$264,000	$233,840	$51,225	$46,829

[1]	Certain comparative numbers have been reclassified to conform with the presentation adopted in the current year.
[2]

Of the total loans and customers’ liability under acceptances, the only industry segment which equalled or exceeded 5% of the total concentration as at October 31, 2020 was real estate 10% (October 31, 2019 – 10%).

[3]	Includes loans that are measured at FVOCI.
[4]

As at October 31, 2020, the Bank had commitments and contingent liability contracts in the amount of $264 billion (October 31, 2019 – $234 billion). Included are commitments to extend credit totalling $233 billion (October 31, 2019 – $207 billion), of which the credit risk is dispersed as detailed in the table above.

[5]

Of the commitments to extend credit, industry segments which equalled or exceeded 5% of the total concentration were as follows as at October 31, 2020: financial institutions 21% (October 31, 2019 – 22%); pipelines, oil and gas 10% (October 31, 2019 – 9%); automotive 9% (October 31, 2019 – 9%); power and utilities 8% (October 31, 2019 – 8%); sundry manufacturing and wholesale 7% (October 31, 2019 – 7%); professional and other services 6% (October 31, 2019 – 6%); telecommunications, cable, and media 6% (October 31, 2019 – 6%); non-residential real estate development 5% (October 31, 2019 – 6%).

[6]

As at October 31, 2020, the current replacement cost of derivative financial instruments, excluding the impact of master netting agreements and collateral, amounted to $51 billion (October 31, 2019 – $47 billion). Based on the location of the ultimate counterparty, the credit risk was allocated as detailed in the table above. The table excludes the fair value of exchange traded derivatives.

[7]

The largest concentration by counterparty type was with financial institutions (including non-banking financial institutions), which accounted for 64% of the total as at October 31, 2020 (October 31, 2019 – 69%). The second largest concentration was with governments, which accounted for 24% of the total as at October 31, 2020 (October 31, 2019 – 22%). No other industry segment exceeded 5% of the total.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 97

The following table presents the maximum exposure to credit risk of financial instruments, before taking account of any collateral held or other credit enhancements.

Gross Maximum Credit Risk Exposure

(millions of Canadian dollars)		As at

	October 31 2020	October 31 2019
Cash and due from banks	$6,445	$4,863
Interest-bearing deposits with banks	164,149	25,583
Securities[1]
Financial assets designated at fair value through profit or loss
Government and government-insured securities	2,069	1,413
Other debt securities	2,668	2,627
Trading
Government and government-insured securities	59,037	44,445
Other debt securities	18,968	18,680
Retained interest	14	19
Non-trading securities at fair value through profit or loss
Government and government-insured securities	388	319
Other debt securities	4,114	4,081
Securities at fair value through other comprehensive income
Government and government-insured securities	78,283	83,171
Other debt securities	19,901	23,969
Debt securities at amortized cost
Government and government-insured securities	174,593	78,275
Other debt securities	53,086	52,222
Securities purchased under reverse purchase agreements	169,162	165,935
Derivatives[2]	54,242	48,894
Loans
Residential mortgages	251,915	235,530
Consumer instalment and other personal	183,440	179,085
Credit card	29,778	34,989
Business and government	252,390	235,004
Trading loans	12,959	12,482
Non-trading loans at fair value through profit or loss	3,718	1,796
Loans at fair value through other comprehensive income	2,502	2,124
Customers’ liability under acceptances	14,941	13,494
Amounts receivable from brokers, dealers, and clients	33,951	20,575

Other assets	7,326	5,913
Total assets	1,600,039	1,295,488
Credit instruments[3]	264,000	233,840

Unconditionally cancellable commitments to extend credit relating to personal lines of credit and credit card lines	320,823	311,138
Total credit exposure	$2,184,862	$1,840,466

[1]	Excludes equity securities.
[2]	The carrying amount of the derivative assets represents the maximum credit risk exposure related to derivative contracts.
[3]

The balance represents the maximum amount of additional funds that the Bank could be obligated to extend should the contracts be fully utilized. The actual maximum exposure may differ from the amount reported above. Refer to Note 27 for further details.

NOTE 32:  REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, trading market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.

The Bank’s capital management objectives are:

•	To be an appropriately capitalized financial institution as determined by:
–	the Bank’s Risk Appetite Statement;
–	capital requirements defined by relevant regulatory authorities; and
–	the Bank’s internal assessment of capital requirements, including stress test analysis, consistent with the Bank’s risk profile and risk tolerance levels.
•	To have the most economically achievable weighted-average cost of capital, consistent with preserving the appropriate mix of capital elements to meet targeted capitalization levels.
•	To ensure ready access to sources of appropriate capital, at reasonable cost, in order to:
–	insulate the Bank from unexpected loss events; and
–	support and facilitate business growth and/or acquisitions consistent with the Bank’s strategy and risk appetite.
•	To support strong external debt ratings, in order to manage the Bank’s overall cost of funds and to maintain accessibility to required funding.

These objectives are applied in a manner consistent with the Bank’s overall objective of providing a satisfactory return on shareholders’ equity.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 98

Basel III Capital Framework

Capital requirements of the Basel Committee on Banking Supervision are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely Common Equity Tier 1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by RWA, inclusive of any minimum requirements outlined under the regulatory floor. In 2015, Basel III also implemented a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The objective of the leverage ratio is to constrain the build-up of excess leverage in the banking sector. The leverage ratio is calculated by dividing Tier 1 Capital by leverage exposure which is primarily comprised of on-balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures.

Capital Position and Capital Ratios

The Basel framework allows qualifying banks to determine capital levels consistent with the way they measure, manage, and mitigate risks. It specifies methodologies for the measurement of credit, trading market, and operational risks. The Bank uses the advanced internal ratings-based approach to credit risk for all material portfolios. In the third quarter of 2020, OSFI approved the Bank to calculate the non-retail portfolio credit RWA in U.S. Retail segment using the AIRB Approach.

For accounting purposes, IFRS is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, all subsidiaries of the Bank are consolidated except for insurance subsidiaries which are deconsolidated and follow prescribed treatment per OSFI’s CAR guidelines. Insurance subsidiaries are subject to their own capital adequacy reporting, such as OSFI’s Life Insurance Capital Adequacy Test.

Some of the Bank’s subsidiaries are individually regulated by either OSFI or other regulators. Many of these entities have minimum capital requirements which they must maintain and which may limit the Bank’s ability to extract capital or funds for other uses.

During the year ended October 31, 2020, the Bank complied with the OSFI Basel III guidelines related to capital ratios and the leverage ratio. Effective January 1, 2016, OSFI’s target CET1, Tier 1, and Total Capital ratios for Canadian banks designated as domestic systemically important banks (D-SIBs) includes a 1% common equity capital surcharge bringing the targets to 8%, 9.5%, and 11.5%, respectively. On June 25, 2018, OSFI provided greater transparency related to previously undisclosed Pillar 2 CET1 capital buffers through the introduction of the public DSB which is held by D-SIBs against Pillar 2 risks. The current buffer is set at 1% of total RWA and must be met with CET1 Capital, effectively raising the CET1 minimum to 9%. In addition, on November 22, 2019, the Bank was designated a global systemically important bank (G-SIB). The OSFI target includes the greater of the D-SIB or G-SIB surcharge, both of which are currently 1%.

The following table summarizes the Bank’s regulatory capital position as at October 31, 2020 and October 31, 2019.

Regulatory Capital Position[1]
(millions of Canadian dollars, except as noted)	As at
	October 31 2020	October 31 2019
Capital
Common Equity Tier 1 Capital	$62,616	$55,042
Tier 1 Capital	69,091	61,683
Total Capital	80,021	74,122
Risk-weighted assets used in the calculation of capital ratios	478,909	455,977
Capital and leverage ratios
Common Equity Tier 1 Capital ratio	13.1%	12.1%
Tier 1 Capital ratio	14.4	13.5
Total Capital ratio	16.7	16.3

Leverage ratio	4.5	4.0
[1]	Includes capital adjustments provided by OSFI in response to the COVID-19 pandemic in the year ended October 31, 2020. Refer to “Capital Position” section of the MD&A for additional detail.

NOTE 33:  RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the “Managing Risk” section of the MD&A relating to credit, market, liquidity, and insurance risks are an integral part of the 2020 Consolidated Financial Statements.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 99

NOTE 34:  INFORMATION ON SUBSIDIARIES

The following is a list of the directly or indirectly held significant subsidiaries.

SIGNIFICANT SUBSIDIARIES[1]
(millions of Canadian dollars)			As at October 31, 2020
North America	Address of Head or Principal Office[2]	Description	Carrying value of shares owned by the Bank[3]
Meloche Monnex Inc.	Montreal, Québec	Holding Company	$1,725
Security National Insurance Company	Montreal, Québec	Insurance Company
Primmum Insurance Company	Toronto, Ontario	Insurance Company
TD Direct Insurance Inc.	Toronto, Ontario	Insurance Company
TD General Insurance Company	Toronto, Ontario	Insurance Company
TD Home and Auto Insurance Company	Toronto, Ontario	Insurance Company
TD Wealth Holdings Canada Limited	Toronto, Ontario	Holding Company	1,164
TD Asset Management Inc.	Toronto, Ontario	Dealing in Securities
GMI Servicing Inc.	Regina, Saskatchewan	Mortgage Servicing Entity
TD Waterhouse Private Investment Counsel Inc.	Toronto, Ontario	Investment Counselling and Portfolio Management

TD Auto Finance (Canada) Inc.	Toronto, Ontario	Automotive Finance Entity	2,791
TD Group US Holdings LLC	Wilmington, Delaware	Holding Company	73,421
Toronto Dominion Holdings (U.S.A.), Inc.	New York, New York	Holding Company
TD Prime Services LLC	New York, New York	Securities Dealer
TD Securities (USA) LLC	New York, New York	Securities Dealer
Toronto Dominion (Texas) LLC	New York, New York	Financial Services Entity
Toronto Dominion (New York) LLC	New York, New York	Financial Services Entity
Toronto Dominion Capital (U.S.A.), Inc.	New York, New York	Small Business Investment Company
Toronto Dominion Investments, Inc.	New York, New York	Merchant Banking and Investments
TD Bank US Holding Company	Cherry Hill, New Jersey	Holding Company
Epoch Investment Partners, Inc.	New York, New York	Investment Counselling and Portfolio Management
TDAM USA Inc.	New York, New York	Investment Counselling and Portfolio Management
TD Bank USA, National Association	Cherry Hill, New Jersey	U.S. National Bank
TD Bank, National Association	Cherry Hill, New Jersey	U.S. National Bank
TD Auto Finance LLC	Farmington Hills, Michigan	Automotive Finance Entity
TD Equipment Finance, Inc.	Cherry Hill, New Jersey	Financial Services Entity
TD Private Client Wealth LLC	New York, New York	Broker-dealer and Registered Investment Advisor
TD Wealth Management Services Inc.	Cherry Hill, New Jersey	Insurance Agency

TD Investment Services Inc.	Toronto, Ontario	Mutual Fund Dealer	30

TD Life Insurance Company	Toronto, Ontario	Insurance Company	91
TD Mortgage Corporation	Toronto, Ontario	Deposit-Taking Entity	10,384
TD Pacific Mortgage Corporation	Vancouver, British Columbia	Deposit-Taking Entity
The Canada Trust Company	Toronto, Ontario	Trust, Loans, and Deposit-Taking Entity

TD Securities Inc.	Toronto, Ontario	Investment Dealer and Broker	2,086
TD Vermillion Holdings Limited	Toronto, Ontario	Holding Company	27,212
TD Financial International Ltd.	Hamilton, Bermuda	Holding Company
TD Reinsurance (Barbados) Inc.	St. James, Barbados	Reinsurance Company

TD Waterhouse Canada Inc.	Toronto, Ontario	Investment Dealer	3,104

International

TD Bank N.V.	Amsterdam, The Netherlands	Dutch Bank	486
TD Ireland Unlimited Company	Dublin, Ireland	Holding Company	886
TD Global Finance Unlimited Company	Dublin, Ireland	Securities Dealer

TD Securities (Japan) Co. Ltd.	Tokyo, Japan	Securities Dealer	13

Toronto Dominion Australia Limited	Sydney, Australia	Securities Dealer	100
Toronto Dominion Investments B.V.	London, England	Holding Company	1,165
TD Bank Europe Limited	London, England	UK Bank
Toronto Dominion Holdings (U.K.) Limited	London, England	Holding Company
TD Securities Limited	London, England	Securities Dealer

Toronto Dominion (South East Asia) Limited	Singapore, Singapore	Financial Institution	1,067

[1]

Unless otherwise noted, The Toronto-Dominion Bank, either directly or through its subsidiaries, owns 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of the entities listed.

[2]

Each subsidiary is incorporated or organized in the country in which its head or principal office is located, with the exception of Toronto Dominion Investments B.V., a company incorporated in The Netherlands, but with its principal office in the United Kingdom.

[3]

Carrying amounts are prepared for purposes of meeting the disclosure requirements of Section 308 (3)(a)(ii) of the Bank Act. Intercompany transactions may be included herein which are eliminated for consolidated financial reporting purposes. Certain amounts have been adjusted to conform with the presentation adopted in the current period.

TD BANK GROUP • 2020 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 100

SUBSIDIARIES WITH RESTRICTIONS TO TRANSFER FUNDS

Certain of the Bank’s subsidiaries have regulatory requirements to fulfil, in accordance with applicable law, in order to transfer funds, including paying dividends to, repaying loans to, or redeeming subordinated debentures issued to, the Bank. These customary requirements include, but are not limited to:

•	Local regulatory capital and/or surplus adequacy requirements;
•	Basel requirements under Pillar 1 and Pillar 2;
•	Local regulatory approval requirements; and
•	Local corporate and/or securities laws.

As at October 31, 2020, the net assets of subsidiaries subject to regulatory or CAR was $95.0 billion (October 31, 2019 – $86.3 billion), before intercompany eliminations.

In addition to regulatory requirements outlined above, the Bank may be subject to significant restrictions on its ability to use the assets or settle the liabilities of members of its group. Key contractual restrictions may arise from the provision of collateral to third parties in the normal course of business, for example through secured financing transactions; assets securitized which are not subsequently available for transfer by the Bank; and assets transferred into other consolidated and unconsolidated structured entities. The impact of these restrictions has been disclosed in Notes 9 and 27.

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